Exhibit 99.2
Cerro Negro Gold Project
Santa Cruz Province,
Argentina
NI 43-101 Technical Report
Effective Date: 31 December 2010
Qualified Persons:
Maryse Belanger, P.Geo.
Sophie Bergeron, eng.
David Brimage, M.AusIMM.

Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Contents

1.0 SUMMARY	1-1
1.1 Location and Access	1-1
1.2 Mineral Tenure, Surface Rights, and Royalties	1-1
1.3 Permits	1-2
1.4 Geology and Mineralization	1-2
1.5 History and Exploration	1-3
1.6 Drilling	1-3
1.7 Sample Preparation and Analyses	1-3
1.8 Quality Assurance and Quality Control	1-4
1.9 Data Verification	1-4
1.10 Metallurgical Testwork	1-4
1.11 Mineral Resources	1-4
1.12 Mineral Reserves	1-5
1.13 Mine Plan	1-5
1.14 Equipment	1-7
1.15 Process Description	1-7
1.16 Capital Costs	1-8
1.17 Operating Costs	1-8
1.18 Financial Analysis	1-9
1.19 Other Relevant Data	1-10
1.20 Exploration Potential	1-10
1.21 Conclusions	1-10
1.22 Recommendations	1-11

2.0 INTRODUCTION	2-1
2.1 Qualified Persons	2-1
2.2 Effective Dates	2-3
2.3 Information Sources	2-3
2.4 Previous Technical Reports	2-3
2.5 Technical Report Sections and Required Items under NI 43-101	2-4

3.0 RELIANCE ON OTHER EXPERTS	3-1

4.0 PROPERTY DESCRIPTION AND LOCATION	4-1
4.1 Location	4-1
4.2 Property and Title in Argentina	4-1
4.2.1 Mineral Title Administration	4-1
4.2.2 Mineral Title Types	4-3
4.2.3 Surface Rights	4-3
4.2.4 Environmental Regulations	4-3
4.3 Tenure History	4-4
4.4 Mineral Tenure	4-4
4.5 Surface Rights	4-7
4.6 Royalties	4-8
4.7 Permits	4-8

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Contents

4.8 Environment	4-4
4.8.1 Current Permits	4-4
4.8.2 Environmental Permits to Support Development	4-4
4.8.3 Baseline Studies	4-4
4.8.4 Current Liabilities	4-4
4.8.5 Closure Considerations	4-4
4.9 Socio-Economics	4-5
4.10 Comment on Section 4	4-5

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
5.1 Access	5-1
5.2 Climate	5-1
5.3 Local Resources and Infrastructure	5-2
5.3.1 Proposed Infrastructure	5-2
5.4 Physiography, Flora, and Fauna	5-7
5.5 Seismicity	5-8
5.6 Comment on Section 5	5-8

6.0 HISTORY	6-1

7.0 GEOLOGICAL SETTING	7-1
7.1 Regional Geology	7-1
7.2 Project Geology	7-1
7.3 Deposits	7-1
7.3.1 Bajo Negro	7-1
7.3.2 Vein Zone	7-2
7.3.3 Eureka	7-3
7.3.4 San Marcos	7-6
7.3.5 Mariana Norte and Mariana Central	7-6
7.4 Prospects	7-8
7.5 Comment on Section 7	7-8

8.0 DEPOSIT TYPES	8-1
8.1 Comment on Deposit Model	8-2

9.0 MINERALIZATION	9-1
9.1 Bajo Negro	9-1
9.2 Vein Zone	9-1
9.3 Eureka	9-2
9.4 San Marcos	9-2
9.5 Mariana Area (Mariana Norte, Mariana Central)	9-3
9.6 Comment on Section 9	9-4

10.0 EXPLORATION	10-1
10.1 Geological Mapping	10-1
10.2 Geochemistry	10-1
10.3 Geophysics	10-1
10.4 Trenching	10-3
10.5 Drilling	10-3
10.6 Bulk Density	10-3
10.7 Other Studies	10-3
10.8 Exploration Potential	10-6
10.9 Comment on Section 10	10-8

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Contents

11.0 DRILLING	11-1
11.1 RC and Core Drilling Contractors and Equipment	11-1
11.2 RC and Core Logging	11-9
11.3 Collar Surveys	11-10
11.4 Down-hole Surveys	11-11
11.5 Recoveries	11-11
11.6 Typical Drill Intercepts	11-12
11.7 Comment on Section 11	11-25

12.0 SAMPLING METHOD AND APPROACH	12-1
12.1 RC Sampling	12-1
12.2 Core Sampling	12-2
12.3 Bulk Density/Specific Gravity	12-3
12.4 Comment on Section 12	12-4

13.0 SAMPLE PREPARATION, ANALYSES, AND SECURITY	13-1
13.1 Analytical Laboratories	13-1
13.2 Sample Preparation	13-2
13.3 Sample Analysis	13-3
13.4 Quality Assurance/Quality Control Programs	13-4
13.5 Databases	13-5
13.6 Sample Security	13-6
13.7 Sample Storage	13-6
13.8 Comment on Section 13	13-6

14.0 DATA VERIFICATION	14-1
14.1 2000	14-1
14.2 2006	14-1
14.3 2007	14-2
14.4 2008	14-2
14.5 2009	14-3
14.6 2010	14-6
14.7 Comment on Section 14	14-9

15.0 ADJACENT PROPERTIES	15-1

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1
16.1 Metallurgical Testwork	16-1
16.1.1 Work Programs	16-1
16.1.2 Mineralogy	16-4
16.1.3 Comminution	16-4
16.1.4 Leach Tests	16-5
16.1.5 Extraction Variability	16-8
16.1.6 Zinc Cementation Testwork	16-8
16.1.7 Settling	16-8
16.1.8 Filtration	16-8
16.1.9 Cyanide Detoxification	16-9
16.2 Recoveries	16-9
16.3 Proposed Process Design	16-9
16.3.1 Primary Crushing and Reclaim	16-12
16.3.2 Grinding	16-12
16.3.3 Pre-Leach Thickening	16-12

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Contents

16.3.4 Leaching	16-13
16.3.5 Counter-current Decantation (CCD) Concentrate Solution Recovery	16-13
16.3.6 Solution Clarification and Zinc Precipitation	16-13
16.3.7 Tailings Filtration and Cyanide Recovery	16-14
16.3.8 Tailings Re-Pulp	16-14
16.3.9 Tailings Pumping and Solution Recovery	16-15
16.3.10 Gold Room	16-15
16.3.11 Solution Detoxification	16-15
16.3.12 Reagent Mixing Storage and Distribution	16-15
16.3.13 Process Water	16-16
16.4 Tailings Management	16-16
16.5 Comment on Section 16	16-19

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
17.1 Mineral Resources	17-1
17.1.1 Databases	17-1
17.1.2 Models	17-1
17.1.3 Domains	17-2
17.1.4 Density	17-2
17.1.5 Descriptive Statistics	17-2
17.1.6 Variography	17-3
17.1.7 Estimation Parameters	17-4
17.1.8 Confidence Classification Criteria	17-6
17.1.9 Reasonable Prospects of Economic Extraction	17-6
17.1.10 Mineral Resource Statement	17-8
17.2 Mineral Reserves	17-10
17.2.1 Dilution Considered for Underground Mineral Reserves	17-10
17.2.2 Dilution Considered for Open Pit Mineral Reserves	17-10
17.2.3 Cost Parameters	17-11
17.3 Mineral Reserve Statement	17-11

18.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES	18-1
18.1 Proposed Mine Plan	18-1
18.1.1 Eureka	18-1
18.1.2 Bajo Negro	18-3
18.1.3 Vein Zone	18-3
18.2 Mine Schedule	18-5
18.3 Equipment	18-5
18.4 Geotechnical	18-9
18.4.1 Eureka	18-10
18.4.2 Bajo Negro	18-10
18.4.3 Vein Zone	18-11
18.5 Hydrogeology	18-12
18.6 Waste	18-12
18.7 Capital Cost Estimate	18-13
18.8 Operating Cost Estimate	18-13
18.9 Markets	18-14
18.10 Taxation	18-15
18.1 Economic Analysis to Support Mineral Reserves	18-15
18.2 Sensitivity Analysis	18-19

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Contents

18.3 Risks and Opportunities	18-20

19.0 OTHER RELEVANT DATA AND INFORMATION	19-1

20.0 INTERPRETATION AND CONCLUSIONS	20-1

21.0 RECOMMENDATIONS	21-1
21.1 Exploration	21-1
21.2 Definition Drilling	21-1
21.3 Mine Development	21-1

22.0 REFERENCES	22-1
22.1 Bibliography	22-1
22.1.1 Glossary	22-5
22.1.2 Abbreviations	22-10
22.1.3 Chemical Symbols	22-2

23.0 DATE AND SIGNATURE PAGE	23-1

Tables

Table 1-1: Mineral Resource Statement, Effective Date 31 December, 2010, M. Belanger, P.Geo.	1-6
Table 1-2: Probable Mineral Reserve Statement, Effective Date 31 December 2010, Sophie Bergeron, eng.	1-7
Table 1-3: Capital Cost Summary	1-8
Table 1-4: Operating Cost Summary	1-8
Table 1-5: Cerro Negro NPV and IRR (US$850/oz Au and US$14/oz Ag)	1-9
Table 2-1: QPs, Areas of Report Responsibility, and Site Visits	2-2
Table 2-2: Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents	2-5
Table 4-1: Mineral Tenure Summary Table	4-5
Table 4-2: Key Project Permit Requirements	4-1
Table 7-1: Key Lithological Units	7-1
Table 10-1: Exploration Summary Table	10-2
Table 10-2: Petrographic and Mineralogical Studies	10-5
Table 11-1: Project Drill Summary Table	11-2
Table 11-2: Drill Contractors	11-9
Table 16-1: Metallurgical Testwork Performed Prior to the 2010 Feasibility Study	16-2
Table 16-2: Comminution Testwork Results	16-5
Table 16-3: Leach Testwork Results	16-6
Table 16-4: Recovery Projections, Eureka, Bajo Negro and Main Zone	16-10
Table 16-5: Recovery Projections, Mariana Norte and Mariana Central	16-10
Table 17-1: Density Values used in Estimation	17-3
Table 17-2: Confidence Classification Criteria, Eureka Deposit	17-7
Table 17-3: Confidence Classification Criteria, Bajo Negro Deposit	17-7
Table 17-4: Confidence Classification Criteria, Vein Zone Deposit	17-7
Table 17-5: Confidence Classification Criteria, San Marcos, Mariana Central and Mariana Norte Deposits	17-8
Table 17-6: Mineral Resource Statement, Effective Date 31 December, 2010, M. Belanger, P.Geo.	17-9
Table 17-7: Eureka SMU Dimensions and Dilution	17-12

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Tables

Table 17-8: Bajo Negro SMU Dimensions and Dilution	17-12
Table 17-9: Cost Parameters	17-13
Table 17-10: Probable Mineral Reserve Statement, Effective Date 31 December 2010, Sophie Bergeron, eng.	17-14
Table 18-1: Proposed Eureka Mine Plan	18-6
Table 18-2: Proposed Bajo Negro Mine Plan	18-7
Table 18-3: Proposed Vein Zone Mine Plan	18-7
Table 18-4: Proposed Integrated Production Plan	18-8
Table 18-5: Capital Cost Estimate	18-13
Table 18-6: Sustaining Cost Estimate (US$ x 000)	18-14
Table 18-7: Summary Operating Costs	18-14
Table 18-8: Cerro Negro NPV and IRR (US$850/oz Au and US$14/oz Ag; base case highlighted)	18-17
Table 18-9: Cashflow Analysis	18-18

Figures

Figure 2-1: Project Location Map	2-2
Figure 4-1: Mineral Tenure Plan	4-6
Figure 4-2: Mineralization Location Plan	4-7
Figure 5-1: Infrastructure Layout Plan	5-3
Figure 5-2: Proposed Project Access Routes	5-4
Figure 7-1: Setting, Deseado Massif	7-2
Figure 7-2: Project Simplified Geology Plan	7-2
Figure 7-3: Geological Map, Bajo Negro	7-2
Figure 7-4: Geological Map, Vein Zone	7-4
Figure 7-5: Eureka Vein System	7-5
Figure 7-6: Geological Map, San Marcos Vein	7-7
Figure 7-7: Geology Map, Mariana Norte and Mariana Central	7-7
Figure 10-1: San Marcos Deposit, Ground Magnetics	10-4
Figure 10-2: Mariana Area, Gradient-Array Chargeability	10-4
Figure 10-3: Eureka Vein	10-7
Figure 10-4: Mariana—San Marcos	10-7
Figure 11-1: Project Drill Hole Location Plan	11-3
Figure 11-2: Drill Hole Location Plan, Eureka Area	11-4
Figure 11-3: Drill Hole Location Plan, Bajo Negro	11-5
Figure 11-4: Drill Hole Location Plan, Vein Zone	11-6
Figure 11-5: Drill Hole Location Plan, San Marcos Area	11-7
Figure 11-6: Drill Hole Location Plan, Mariana Norte and Mariana Central	11-8
Figure 11-7: Drill Section 150 E showing Gold Values, Eureka Deposit	11-13
Figure 11-8: Drill Section 150 E, showing Silver Values, Eureka Deposit	11-14
Figure 11-9: Drill Section 250 N showing Gold Values, Bajo Negro Deposit	11-15
Figure 11-10: Drill Section 250 N, showing Silver Values, Bajo Negro Deposit	11-16
Figure 11-11: Drill Section 8650 E showing Gold Values, Vein Zone	11-17
Figure 11-12: Drill Section 8650 E, showing Silver Values, Vein Zone	11-18
Figure 11-13: Drill Section 150 E showing Gold Values, Mariana Central	11-19

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report

Figures

Figure 11-14: Drill Section 150 E, showing Silver Values, Mariana Central	11-20
Figure 11-15: Drill Section 650 N showing Gold Values, San Marcos	11-21
Figure 11-16: Drill Section 650 N, showing Silver Values, San Marcos	11-22
Figure 11-17: Drill Section 100 N showing Gold Values, Mariana Norte	11-23
Figure 11-18: Drill Section 100 N, showing Silver Values, Mariana Norte	11-24
Figure 16-1: Proposed Process Flowsheet	16-11
Figure 16-2: Tailings Storage Facility Layout Plan	16-17
Figure 18-1: Proposed Mine Layout, Eureka	18-2
Figure 18-2: Proposed Mine Layout, Bajo Negro	18-4
Figure 18-3: Proposed Mine Layout, Vein Zone	18-4
Figure 18-4: Sensitivity Analysis	18-19

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.0	SUMMARY
Goldcorp Inc. (Goldcorp) has prepared a Technical Report (the Report) for the wholly-owned Cerro Negro gold project (the Project) located in the Province of Santa Cruz, Argentina (Figure 2-1).
This Report presents updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of disclosure and filing requirements with the Canadian Securities Regulators.
1.1	Location and Access
The Project is located about 345 km by road southwest of the coastal city of Comodoro Rivadavia. The Project contains six major mineralized zones, including Bajo Negro, the Eureka Vein, Mariana Central and Mariana Norte, San Marcos, and the Vein Zone.
Vehicle access to the property is from the coastal city of Comodoro Rivadavia, which is a 2.5 hour flight south of Buenos Aires. From Comodoro Rivadavia, road vehicle access to the Project takes approximately five hours. Within the Project, a network of internal gravel roads services the various prospecting and exploration sites.
1.2	Mineral Tenure, Surface Rights, and Royalties
Project mineral tenure consists of 10 mining leases (minas) totalling 21,548 ha, and three exploration licence applications (cateos), covering 5,338.8 ha. Tenure is held in the name of Oroplata SA, an indirectly wholly-owned subsidiary of Goldcorp.
The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. Goldcorp has access and occupation agreements in force with the owners of La Unión, Los Tordos, Cerro Negro, and El Retiro estancias; these agreements allow company access to ground that it does not control and allow exploration activities to be conducted. In 2006, Andean purchased the surface title to about 1,800 ha of the Cerro Negro estancia that overlies the Bajo Negro and Vein Zone deposits and adjacent prospects. Andean additionally purchased about 2,500 ha of surface rights for the Los Tordos estancia. In November 2010, Andean also acquired 6,800 ha of surface rights of the Mariana estancia. Goldcorp is negotiating purchase of the La Unión and El Retiro estancias. The La Unión purchase, if consummated, will cover the surface over the Eureka Central, Eureka West, San Marcos, Mariana Norte, and Mariana Central zones.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Minera Newcrest (Newcrest) retains a residual royalty on the Cerro Negro property in the amount of US$1.0 M in the event that a proven ore reserve (as defined by the Australasian Joint Ore Reserves Committee (JORC) Code) of greater than 1 Moz of gold is delineated and that the constructed plant has achieved 80% of its designed operating capacity for 10 consecutive days. A royalty of 3% will be payable to the Province of Santa Cruz.
1.3	Permits
Goldcorp will need to obtain the appropriate permits under local, State and Federal laws to allow mining operations.
An Environmental Impact Report was lodged for the Project, and, as is required under Argentinean law, was updated annually. To June 2010, six updates were filed. On 13 December, 2010, the Santa Cruz Province approved the Environmental Impact Assessment for Project development and production, based on the Project outlined in the 2010 feasibility study.
1.4	Geology and Mineralization
The deposits within the Cerro Negro Project are low-sulphidation, epithermal gold—silver deposits.
The known deposits and prospects at Cerro Negro are distributed within and east of a volcanic—subvolcanic complex which is flanked and overlain by a series of rhyolite domes. The eruptive products of the rhyolite domes form an ignimbrite apron, which post-dates the mineralization and forms extensive outcrops north and south of the volcanic—subvolcanic complex. These post-mineralization ignimbrites have preserved the epithermal systems, as well as lacustrine sediments, travertine, and sinter deposited at the Late Jurassic paleo-surface.
Vein mineralogy seems to depend on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins in the Complex (Eureka, San Marcos and the Marianas) contain significant silver grades as well as gold grades, and the Eureka veins also contain abundant adularia and ginguro-style banding. Veins outside the dome and hosted by the Cerro Negro Ignimbrite (Bajo Negro and Vein Zone) contain low silver grades, coarse pyrite rather than sulphides in ginguro banding, and lack macroscopic adularia or carbonate in the gangue.
Vein textures typical of low-sulphidation epithermal systems include colloform and crustiform banding, cockade, and manganese/iron-oxide matrix breccias. At deeper levels, alternating colloform bands of quartz and adularia can develop, and bonanza Au—Ag grades may be associated with dark, fine-grained ginguro sulphide bands.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.5	History and Exploration
Exploration has been performed by a number of companies, including Minera Newcrest Argentina S.A. (Newcrest), Pegasus Gold International Inc. (Pegasus), MIM Argentina Exploraciones (MIM), Oroplata S.A. and Andean.
Work completed on the Project includes geological mapping, surface rock sampling, RC and core drilling, metallurgical testwork, mineral resource and mineral reserve estimation, and engineering and design studies. Andean has completed a preliminary a pre-feasibility study and a feasibility study on the Project.
Goldcorp acquired 100% of the project in December 2010 after acquiring Andean.
1.6	Drilling
Drilling completed between 1996 and 2010 comprises 307 RC drill holes (87,959.85 m) and 569 core drill holes (132,449.60 m) for a total 876 drill holes (220,409.45 m)
Core was logged for geological and geotechnical parameters, and photographed. Drill collar locations have been verified by survey, and Andean contracted a professional surveyor to perform the survey readings. Since 2009, the surveyor has been an employee of Andean.
Downhole surveys for drill holes completed by Andean were performed using Eastman, Reflex and gyroscopic tools.
Core sample lengths are variable, depending on lithology, and date of drill program, and can range from 30 cm to 2 m, but typically are about 1 m. Later sampling, since 2008, respects obvious lithological, alteration, and mineralization breaks.
The drilling done at Cerro Negro almost always produced samples of sufficient quality and confidence to support resource estimation. Those deemed unusable for resource estimation due to poor sample quality were not used in the mineral resource estimates.
1.7	Sample Preparation and Analyses
Sample preparation and analyses were performed by accredited independent laboratories. Sample preparation and analytical methods employed on the Project are in accordance with industry norms. Sample security was appropriate to the Project location.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.8	Quality Assurance and Quality Control
There is limited information available on the quality assurance/quality control (QA/QC) employed for the earliest drill programs; however, these comprise a very small amount of the total drilling on the Project. The vast majority of the drill data has well documented QA/QC.
Typically, Andean drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any problems with the analytical programs that would preclude use of the data, therefore the gold, and silver analyses from the core drilling are suitable for inclusion in Mineral Resource estimation.
1.9	Data Verification
A number of data verification programs and audits have been performed over the Project history to verify that data collected were sufficiently reliable for the purposes of Mineral Resource and Mineral Reserve estimation. No significant errors or biases were identified in the data reviewed.
1.10	Metallurgical Testwork
Metallurgical testwork has included comminution, leach, gravity separation, filtration characteristic tests, and establishment of process engineering parameters. Metallurgical testwork completed on the Project has been appropriate to establish a process route that is applicable to the mineralization types. Tests were performed on samples that were representative of the mineralization for the purposes of establishing an optimal conceptual process flowsheet.
1.11	Mineral Resources
Mine Development Associates (MDA) constructed geological and mineral domain model interpretations on section and plan, and reviewed the interpretations with Andean staff. Domains were developed for each deposit as appropriate. Sample grades were capped. Correlograms were constructed to help in determining appropriate distances for search ellipsoid radii. Reported mineral resources were estimated used inverse distance weighting interpolation.
Classification of blocks included consideration of distance to nearest sample, number of drill holes, geological understanding, and sample quality. Reasonable prospects of economic extraction were assessed through a consideration of the likely mining method and application of an appropriate cut-off grade.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Mineral resources have an effective date of 31 December, 2010. Mineral Resources were prepared by Steven Ristorcelli, C.P.G., an employee of MDA, a company that is independent of Goldcorp and Andean. Maryse Belanger, a Goldcorp employee, reviewed the estimates and is the Qualified Person for reporting purposes. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources for the Cerro Negro Project are tabulated in Table 1-1, and are exclusive of Mineral Reserves.
1.12	Mineral Reserves
Mineralization that had been classified as Measured or Indicated was used to support estimation of Mineral Reserves. Two mining scenarios were considered: open pit mining for the Vein Zone, and underground mining for the Eureka and Bajo Negro zones. Dilution was incorporated into the scenarios.
The Mineral Reserves for the Angostura Project are tabulated in Table 1-2. Mineral Reserves have an effective date of 31 January 2010. Mineral Reserves were prepared by Carlos Guzman, an employee of NCL Ingeniería y Construcción S.A. (NCL), a company that is independent of Goldcorp and Andean. Bergeron, eng., a Goldcorp employee, reviewed the estimates and is the Qualified Person for reporting purposes.
1.13	Mine Plan
A transverse stoping method with backfill was selected to develop the Eureka vein to suit the orebody geometry and rock quality. This option was preferred over a classical longitudinal stoping method due to the high productivity of transverse stoping and the relative low quality of the rock within the vein. In narrow zones, longitudinal stopes will be used to maximize recovery of the orebody.
The Bajo Negro vein will be mined using the same method applied to Eureka. The mining will be undertaken utilizing the equipment and personnel released from Eureka once that operation is finished.
Vein Zone will be mined by an open pit method using standard drilling, blasting, loading and hauling operations. The plant feed will be initially from Eureka, and then in parallel from Bajo Negro and Vein Zone. The plant has been designed by Ausenco for a total throughput of approximately 675,000 t/a. The Eureka mine plan includes maintaining a stockpile of ore on the ROM pad near the crusher with a total capacity of three months’ production, approximately 170,000 t.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 1-1: Mineral Resource Statement, Effective Date 31 December, 2010, M. Belanger, P.Geo.

		Cutoff Grade	Tonnes	Gold Grade	Silver Grade	Gold Equivalent Grade	Contained Gold	Contained Silver
Deposit	Classification	(g/t AuEq)	(kt)	(g/t Au)	(g/t Ag)	g/t AuEq	(koz)	(koz)
Eureka	Indicated	3.0	678	6.28	101.1	7.97	137	2,204
	Inferred	3.0	962	7.59	79.0	8.91	235	2,444
Bajo Negro	Indicated	3.0	42	51.10	180.0	54.10	69	243
	Inferred	3.0	935	6.07	15.7	6.33	183	471
Vein Zone	Indicated	0.5	3,948	1.34	3.0	1.39	170	383
	Inferred	0.5	1,528	0.99	2.3	1.02	48	113
Mariana Central	Indicated	3.0	2,188	21.58	133.3	23.80	1,518	9,378
	Inferred	3.0	295	7.76	34.0	8.32	74	322
Mariana Norte	Indicated	3.0	790	10.12	84.0	11.52	257	2,133
	Inferred	3.0	304	7.85	49.4	8.67	77	482
San Marcos	Indicated	3.0	1,782	8.83	76.5	10.11	506	4,382
	Inferred	3.0	490	6.68	54.7	7.60	105	862
Notes to Accompany Mineral Resource Table

1.	Mineral resources are exclusive of mineral reserves and do not include dilution;

2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability;

3.	Mineral resources are reported at a gold price of US$1,100/oz, and a silver price of US$17/oz;

4.	Mineral resources are defined within Lerchs—Grossmann pit shells or have been confined using appropriate underground mining constraints;

5.	The cut-off grade for the Vein Zone is 0.50 g/t AuEq. The cut-off grade for the underground deposits is 3 g/t AuEq. For equivalency purposes a ratio of 60 silver to 1 gold is used;

6.	Metallurgical recoveries vary by deposit;

7.
Tonnages and ounces are rounded to the nearest 1,000 tonnes and 1,000 ounces respectively for the deposit tables, grades are rounded to two decimal places for Au and AuEq, grades for Ag are rounded to one decimal place;

8.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;

9.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 1-2: Probable Mineral Reserve Statement, Effective Date 31 December 2010, Sophie Bergeron, eng.

	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
Deposit	(kt)	(g/t)	(g/t)	(koz)	(koz)
Eureka	2,930	13.60	198.0	1,284	18,600
Bajo Negro	1,830	7.70	21.0	457	1,200
Vein Zone	2,380	4.30	9.0	331	700

Total	7,140	9.03	89.3	2,072	20,500

Notes to Accompany Mineral Reserve Table

1.	Mineral Reserves are estimated using a US$850/oz gold price, and a US$14/oz silver price

2.
Tonnages and contained ounces are rounded to the nearest 1,000 tonnes and 1,000 ounces respectively, for deposit summaries; grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

3.	The life-of-mine metallurgical recoveries vary by deposit, and range from 93.5—96.4% for Au, and 85—92.7% for Ag;

4.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;

5.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.
1.14	Equipment
Underground mining equipment was selected to initially operate in Eureka, and then be transferred to Bajo Negro. Open pit equipment will be required for Vein Zone. The selected equipment sizes are appropriate to the planned mining method and mine life.
1.15	Process Description
The proposed process flowsheet incorporates the following major process operations:
•	Primary crushing with the product directly feeding the milling circuit via a surge bin;
•	Semi-autogenous mill grinding;
•	Ball mill grinding;
•	Pre-leach thickening;
•	Leaching;
•	Counter-current decant solution washing;
•	Pregnant solution clarification and precious metal recovery by zinc precipitation;
•	Refinery incorporating mercury retort and smelting facilities;
•	Tailings filtration and disposal;
•	Fresh and reclaim water supply;

•	Reagent preparation and distribution.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.16	Capital Costs
The initial capital cost, excluding financing charges, is estimated at US$274.9 M. This includes US$30.5 M for contingency, representing 12.5% of total expenditures before contingency. This estimate is in second quarter 2010 dollars. Ongoing capital is estimated at US$132.8 M over the life of mine. This cost covers the development of the Bajo Negro and Vein Zone mines to production and additional process plant and infrastructure capital to treat the Bajo Negro and Vein Zone material. Capital costs are summarized in Table 1-3.
Table 1-3: Capital Cost Summary

Item	Cost US$000s
Mining	56,440
Processing	81,897
Tails Storage	10,888
On-site Infrastructure	23,223
Power Line	17,378
Access Road	7,171
Off-site Infrastructure (housing)	1,500
Eureka Camp	500
Owner’s Costs	12,976
Other Indirects	14,091
EPCM	18,300
Contingency	30,536

Total	274,900

1.17	Operating Costs
Projected operating costs are summarized in Table 1-4.
Table 1-4: Operating Cost Summary

	Year
Item	1	2	3	4	5	6	7	8	9	10
Mining ($000/a)	20,906	26,510	25,899	26,289	33,134	33,445	33,960	30,503	23,950	4,424
Process ($000/a)	15,679	21,300	21,464	21,430	22,527	23,153	23,288	23,227	23,252	8,286
General & Administration ($000/a)	6,143	9,631	9,356	10,107	9,096	8,651	9,473	9,473	9,400	2,861
Total Operating Cost ($000/a)	42,728	57,441	56,718	57,826	64,756	65,249	66,721	63,203	56,602	15,571
Operating Cost ($/t)	91.75	85.07	84.00	85.64	85.90	72.94	74.57	70.64	63.22	49.78
Operating Cost ($/oz Au)	252	203	209	201	243	393	402	433	389	240

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.18	Financial Analysis
The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.
Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.
Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals.
For the purposes of the 2010 feasibility study performed by Andean, the Cerro Negro Project was evaluated using a discounted cash flow analysis, whereby cash outflow is subtracted from cash inflow to produce annual cash flow projections. Annual net cash flow projections are then discounted for time and risk to arrive at a NPV. Net present value (NPV) results for various discount rates and the Project internal rate of return (IRR) are presented in Table 1-5.
Table 1-5: Cerro Negro NPV and IRR (US$850/oz Au and US$14/oz Ag)

After Tax	Units (000s)
NPV @ 0%	US$	564,549
NPV @ 5%	US$	402,158
NPV @ 10%	US$	287,350
NPV @ 15%	US$	204,142
IRR		43%
Sensitivity analysis demonstrated that the Project’s financial outcome is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the cost of production. Initial capital cost had the smallest impact on the sensitivity of the NPV.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
To independently confirm that declaration of Mineral Reserves could be supported, Goldcorp prepared an economic analysis to substantiate that the economics based on the Mineral Reserves over a nine-year mine life could repay life-of-mine operating and capital costs. The Project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration.
1.19	Other Relevant Data
Goldcorp acquired control of Andean in December 2010. Since that time, the company has commenced an updated Feasibility Study (UFS) with its consultants M3 Engineering while continuing the development of the ramp access on the Eureka Vein. The ramp is now 923 m-long and is progressing at an average of 4 m/day.
The UFS was commissioned to incorporate the Mariana Norte, Mariana Central and San Marcos deposits into an integrated mine plan that will have an increased production rate over that envisaged in the 2010 Andean feasibility study. This work is underway. Goldcorp expects that the UFS will be completed during the second quarter of 2011. Findings from the UFS will be subject to corporate review before any decision to proceed with the recommendations in the UFS is made.
1.20	Exploration Potential
Major exploration potential remains in the Project area. Mineralization remains open in all deposits, and there is potential, with additional drilling and evaluation, for this mineralization to support Mineral Resource estimation. Exploration potential remains in the vicinity of known deposits, and the Project also retains significant potential for greenfields exploration discoveries.
1.21	Conclusions
In the opinion of the QP, the Project that is outlined in this Report has met its objectives in that mineralization has been identified that can support estimation of Mineral Resources and Mineral Reserves, and there is sufficient additional scientific and technical information to have supported a feasibility study, which under the assumptions considered, returns positive economics. Additional metallurgical testwork is recommended to fine-tune the feasibility process design. A decision to proceed with development will require appropriate permits, and approval by both relevant statutory authorities and Goldcorp’s board.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
1.22	Recommendations
The recommended work programs include exploration and mine development. These comprise a single phase of work, and the elements of the phase can be conducted concurrently, with no program dependent on the results of another. The total cost of the work programs is in the range of $60-80 M to 2013. Programs include exploration and definition drilling, and mine development studies.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
2.0	INTRODUCTION
Maryse Belanger P.Geo., Sophie Bergeron, eng. and David Brimage, M.AusIMM prepared for Goldcorp Inc. (Goldcorp) a Technical Report (the Report) on the wholly-owned Cerro Negro gold project (the Project) located in the Province of Santa Cruz, Argentina (Figure 2-1).
This Report presents updated Mineral Resources and Mineral Reserves for the Project. Goldcorp will be using the Report in support of disclosure and filing requirements with the Canadian Securities Regulators.
All measurement units used in this Report are metric, and currency is expressed in US dollars unless stated otherwise.
The exchange rate as of the Report effective date was approximately $US1 equal to 4.03 Argentinean pesos.
2.1	Qualified Persons
The following persons serve as the qualified persons for this Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1:
•	Maryse Belanger, P.Geo., Technical Director, Goldcorp;
•	Sophie Bergeron, eng., Senior Mining Engineer, Goldcorp;
•	David Brimage, M.AusIMM., Manager Process and Studies, Ausenco Solutions Canada Inc. (Ausenco).
QPs conducted site visits to the Project as shown in Table 2-1.
Ms Belanger visited the site on February 10, 2011, and from 17—19 November 2010. During those visits, Ms Belanger inspected core and surface outcrops, drill platforms and sample cutting and logging areas; discussed geology and mineralization with Project staff; reviewed geological interpretations with staff; audited and reviewed on-site data; and reviewed locations of proposed Project infrastructure.
Ms Bergeron inspected the existing operations and audited and reviewed on-site data, including the current mine plan, production plan, and underground mine layout. Her site visits were from 8—11 February 2011, and 17—19 November 2010.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 2-1: Project Location Map
Note: Mines shown on the map are operated by third parties. OPSA mineral licences outside Cerro Negro are not included in this Report.
Table 2-1: QPs, Areas of Report Responsibility, and Site Visits

Report Sections of Responsibility
Qualified Person	Site Visits	(or Shared Responsibility)

Maryse Belanger	February 10, 2011, 17—19 November 2010	Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 17.1 and 17.3, 19, 20, 21, 22 and 23
Sophie Bergeron	8—11 February 2011, and 17—19 November 2010	Sections 17.2 and 17.3, 18 and those portions of the Summary, Conclusions, and Recommendations that are based on those sections
David Brimage		Section 16 and those portions of the Summary, Conclusions, and Recommendations that are based on that section

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
2.2	Effective Dates
Several effective dates (cut-off dates for the information prepared) are appropriate for information included in this Technical Report.
•	Effective date of the Mineral Resources:
•	Eureka: June 22, 2009;

•	Bajo Negro: April 16, 2010;

•	Vein Zone: July 20, 2010;

•	Mariana Norte, San Marcos, and Mariana Central: December 31, 2010.
•	Effective date for the Mineral Reserves: 31 December 2010.
The financial analysis supporting Mineral Reserve declaration also has an effective date of 31 December 2010. The Report effective date is therefore taken to be 31 December 2010.
There were no material changes to the technical and scientific information available on the Project between the effective date and the signature date of the Report.
2.3	Information Sources
Information used to support this Report was derived from previous technical reports on the Project, and from the reports and documents listed in the References sections.
The Goldcorp QPs sourced specialist input from other disciplines, including legal, process, geology, geotechnical, hydrological and financial, to support the preparation of the Report, and know the persons who performed this work. The QPs reviewed the work of external consultants employed by Andean in sufficient detail to endorse that work. Ms Belanger and Ms Bergeron have sufficient experience in supervising personnel from different disciplines to be confident that the results of the work performed are acceptable to support declaration of Mineral Reserves and to support the Project financial analysis.
2.4	Previous Technical Reports
Goldcorp has not previously filed a technical report on the Project.
Andean Resources Ltd. (Andean) was acquired by Goldcorp during 2010. Prior to the acquisition, Andean filed the following Technical Reports on the Project:
Brimage, D., Ristorcelli, S., Guzman, C., and Eldridge, T., 2010: Technical Report on the Cerro Negro Feasibility Study, Santa Cruz Province, Argentina: unpublished technical report prepared by Ausenco Solutions Canada Inc. for Andean Resources Ltd., effective date 20 July, 2010

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Ristorcelli, S., Ronning, P., Shatwell, D., Brimage, D., 2010: Technical Report on the Bajo Negro Vein, Cerro Negro Gold-Silver Project, Santa Cruz Province, Argentina: unpublished technical report prepared by Mine Development Associates for Andean Resources Ltd., effective date 16 April 2010
Ristorcelli, S., Ronning, P., Shatwell, D., Brimage, D., 2009: Technical Report on the Eureka Resource Estimate Update Cerro Negro Gold-Silver Project, Santa Cruz Province, Argentina: unpublished technical report prepared by Mine Development Associates for Andean Resources Ltd., effective date 22 June 2009
Cooper, D., Lattanzi, C., Laudrum, D., Messenger, P., Prenn, N., Pressacco, R., and Rougier, M., 2008: Technical Report on the Pre-Feasibility Study, Cerro Negro Property Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 1 December 2008
Pressacco, R., 2008: Technical Report on the Updated Mineral Resource Estimate for the Eureka West Deposit, Cerro Negro Property Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 30 May, 2008
Laudrum, D., 2007: Technical Report on the Cerro Negro Property, Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 23 October 2007
Pressacco, R., 2007: Technical Report on the Cerro Negro Property, Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 31 March 2007.
2.5	Technical Report Sections and Required Items under NI 43-101
Goldcorp has followed Instruction 6 of the Form 43—101 Technical Report in compilation of this Report. Instruction 6 notes:
“The technical report for development properties and production properties may summarize the information required in the items of this Form, except for Item 25, provided that the summary includes the material information necessary to understand the project at its current stage of development or production.”
Table 2-2 relates the sections as shown in the contents page of this Report to the Prescribed Items Contents Page of NI 43-101.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 2-2: Contents Page Headings in Relation to NI 43-101 Prescribed Items—Contents

Report
NI 43-101		Section
Item Number	NI 43-101 Heading	Number	Report Section Heading
Item 1	Title Page		Cover page of Report
Item 2	Table of Contents		Table of contents
Item 3	Summary	Section 1	Summary
Item 4	Introduction	Section 2	Introduction
Item 5	Reliance on Other Experts	Section 3	Reliance on Other Experts
Item 6	Property Description and Location	Section 4	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography	Section 5	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History	Section 6	History
Item 9	Geological Setting	Section 7	Geological Setting
Item 10	Deposit Types	Section 8	Deposit Types
Item 11	Mineralization	Section 9	Mineralization
Item 12	Exploration	Section 10	Exploration
Item 13	Drilling	Section 11	Drilling
Item 14	Sampling Method and Approach	Section 12	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security	Section 13	Sample Preparation, Analyses and Security
Item 16	Data Verification	Section 14	Data Verification
Item 17	Adjacent Properties	Section 15	Adjacent Properties
Item 18:	Mineral Processing and Metallurgical Testing	Section 16	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates	Section 17	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information	Section 19	Other Relevant Data and Information
Item 21	Interpretation and Conclusions	Section 20	Interpretation and Conclusions
Item 22	Recommendations	Section 21	Recommendations
Item 23	References	Section 22	References
Item 24	Date and Signature Page	Section 23	Date and Signature Page
Item 25	Additional Requirements for Technical Reports on Development Properties and Production Properties	Section 18	Additional Requirements for Technical Reports on Development Properties and Production Properties
Item 26	Illustrations		Incorporated in Report under appropriate section number

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
3.0	RELIANCE ON OTHER EXPERTS
This section is not relevant to the Report as expert opinion was sourced from Goldcorp experts in the appropriate field as required.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location
The Project is located about 345 km by road southwest of the coastal city of Comodoro Rivadavia. Project centroid co-ordinates, based on the location of the Bajo Negro deposit are approximately 70°13’ west longitude and 46°54’15” south latitude, or using Gauss Kruger co-ordinates, at 2,407,330 east, 4,804,860 north.
The Project currently contains six known major mineralized zones, including Bajo Negro, the Eureka Vein, Mariana Central and Mariana Norte, San Marcos, and the Vein Zone.
4.2	Property and Title in Argentina
4.2.1	Mineral Title Administration
Information in this section is summarized from Godoy (2007) and Torres (2004).
The Argentine Mining Code which dates back to 1886 is the legislation which deals with mining in the country. Special regimes exist for hydrocarbons and nuclear minerals. In the case of most minerals, the Mining Code dictates that the owner of the surface is not the owner of the mineral rights; these are held by the State. The State is also bound by the Code to grant to whoever discovers a new mine the rights to obtain a “mining concession”.
Owners must comply with three conditions; payment of an annual fee, investment of a minimum amount of capital, and the carrying out of a reasonable level of exploitation. Failure to do so could lead to forfeiture of the property back to the State.
The administrative organization for mining-specific regulation is the Federal Ministry of Planning, Public Works and Investment which has a Mining Department headed by the Secretary of Mines. The Argentine Mining Law is a federally drafted law implemented through bi-lateral accords with the provinces that have jurisdiction over mineral rights. In recent years several provinces have made changes to the federal law as it applies in their jurisdictions in response to local initiatives.
In 1993, Argentina implemented a new Mining Investment Law (No 24,196), a Mining Reorganization Law (No. 24,224), a Mining Modernization Law (No 24,498), a Mining Federal Agreement (No. 24,228), and a Financing and Devolution of IVA Law (No 24,402). Amendments were also made to update the Mining Law (Decree 456/97). These amendments offered attractive economic incentives for exploration and mining to foreigners, and include both financial and tax guarantees. This group of laws also creates the basis for federal-provincial harmonization of mining rules such as import duty exemptions, unrestricted repatriation of capital and profits and a 3% cap on Provincial royalties.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
In 2001, Law 25.429 “Update of the Mining Investment Law” was passed and in March 2004 approval was reached for a key provision of the Law allowing refund of the IVA (or value added tax) for exploration related expenses incurred by companies registered under the Mining Investment Law.
In 1995, Law N° 24.585 Environmental Protection (Mining Code) was passed and provides regulation for operations and environmental reporting at the exploration and exploitation levels.
In summary, the major changes to the mining code encompass:
•	Exploration areas have been increased to a maximum of 100,000 ha per company and per province;
•	Exclusive aerial prospecting areas of 20,000 km2 are also permitted;
•	A guarantee of tax stability for 30 years;
•	Expenditures made in prospecting, exploring and construction of mining installations are tax deductible and value added taxes are recoverable;
•	Imports of capital goods, equipment and raw material are exempt from import duties;
•	Royalties will not exceed 3% of the ex-mine value of the extracted mineral;
•
Environmental funds to correct damage are required and are deductible from income taxes; a National system of permanent mining environmental monitoring is set up. Implementation at the provincial level has been variable;

•	Municipal taxes on mining were eliminated;
•
Systemization and digital conversion of mining property registers has been implemented to varying degrees of success in each province and the definition by geographic co-ordinates now establishes mining rights.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
4.2.2	Mineral Title Types
A Cateo (exploration right) is an area of land staked during the early stage of exploration. In Argentina, this is called the “Prospecting Stage”. Cateos may be contiguous or separate and are subject to certain restrictions on size. A Cateo is sub-divided into 500 ha units with a defined exploration term determined by the cumulative number of units comprised. The maximum possible term is 1,100 days for the maximum lease size of 10,000 ha commencing from the grant date. Prior to its expiry, the holder of a Cateo may apply at any time for conversion to one or more ‘Manifestación de Descubrimiento’ (Application period for a Mining Lease) or ‘Mina’ (Mining Lease) rights within the perimeter of the Cateo up to its full area. Minas and Manifestaciones can also be established as the result of a discovery in open ground. A mining lease is subdivided into a minimum of two pertenencias, which are generally 6 ha for small deposits and 100 ha for larger, disseminated deposits.
To apply for a Manifestación or Mina, the applicant must present a representative sample of the outcrop as the discovery and indicate its co-ordinates and the surrounding area to be covered by the title. After about a six-month period the Manifestación will be registered and convert to a ‘Mina’ or Mining Lease. Conversions and applications are administratively dependant and not date-dependant and are therefore not automatic. Processing times from one provincial jurisdiction to another may vary.
4.2.3	Surface Rights
Access over surface property rights in Argentina is obtained through the Ministry of Mines, who are required to communicate with the surface owners and ensure that they cooperate with the activities of the exploration/mining companies. Notice can be difficult due to delayed filing of personal property title changes and registry as well as limited staffing and mobility of the relevant authorities.
Private property rights are secure rights in Argentina, and the likelihood of expropriation is considered low. The Argentine legal and constitutional system grants mining properties all the guarantees conferred on property rights, which are absolute, exclusive and perpetual. Mining property may be freely transferred and purchased by foreign companies.
4.2.4	Environmental Regulations
The National Constitution provides minimum environmental standards and gives the Federal Government the duty to enact general laws in order to ensure this aim. The Environmental Protection of the Mining Activity Law No. 24,585, which was integrated into the Mining Code and the general Environmental Law No. 25,675, both applicable to all provinces and industries, fix those minimum environmental standards.
Each province has the right to enact its own environmental regulations, although these must abide by the minimum standards set forth by the Federal laws.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
4.3	Tenure History
In December 2003 an agreement was reached whereby Andean Resources Limited (Andean) would acquire a 51% interest in the Cerro Negro gold project from MIM Holdings Ltd. (MIM Holdings). The remaining 49% interest in the Project was held by an unlisted Queensland-based company, Oroplata Pty Ltd. (Oroplata), which in 2000 had entered into a farm-in agreement with MIM Holdings granting Oroplata certain rights to earn a 49% interest by expending US$2.5 M on exploration. In April 2004, Andean shareholders approved an off-market takeover for Oroplata on the basis of one Andean share for every 2.05 Oroplata shares. The acceptance by all Oroplata minority shareholders of the takeover offer enabled Andean to consolidate 100% ownership of the Cerro Negro Project.
On September 2, 2010, Goldcorp announced a scheme of agreement whereby Goldcorp would acquire all of the outstanding shares of Andean for approximately C$3.6 billion. The acquisition was completed in December 2010, and Goldcorp currently holds 100% of the Project.
4.4	Mineral Tenure
Project mineral tenure consists of 10 mining leases (minas) totalling 21,548 ha, and three exploration licence applications (cateos), covering 5,338.8 ha. A thin 20m-wide by 3,000m-long gap exists internal to the tenements. Such areas are provided for in the Argentine mining law and Goldcorp has initiated the process required to eliminate the gap.
Tenure is summarized in Table 4-1 and shown in Figure 4-1. The main mineralized areas are as indicated in Figure 4-2.
Tenure is held in the name of Oroplata SA, an indirectly wholly-owned subsidiary of Goldcorp.
Tenement boundaries are based on geographic co-ordinates based on the Gauss Kruger system and the Campo Inchauspe datum.
Tenure for minas is indefinite, providing that annual payments (servidumbre) are made in February and July each year. Until granted, there are no expiry dates for cateos.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 4-1: Mineral Tenure Summary Table

Registration Number	Tenement Name	Tenement Type	Area (ha)
400.235/PGI/96	Mariana	Mina (mining lease)	3,500
400.236/PGI/96	Las Magaritas	Mina (mining lease)	3,450
401.681/MIM/96	Toma Todo	Mina (mining lease)	3,000
402.567/PGI/97	Eureka I	Mina (mining lease)	600
402.568/PGI/97	Eureka II	Mina (mining lease)	600
402.569/PGI/97	Tapera	Mina (mining lease)	2,487
405.118/NMA/97	Eureka III	Mina (mining lease)	288
406.947/NMA/98	Eureka IV	Mina (mining lease)	2,444
406.946/NMA/98	Eureka V	Mina (mining lease)	2,539
413086/MIM/95	Perinola	Mina (mining lease)	2,640

	Subtotal Mining Leases		21,548

427.253/OP/09	Lorena	Cateo (exploration licence application	400
427.254/OP/09	Julieta	Cateo (exploration licence application	1,765.8
426.805/OP/09	Margarita II	Cateo (exploration licence application	3,174

	Subtotal Exploration Licence Applications		5,338.8

	Total All Tenure		26,886.8

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 4-1: Mineral Tenure Plan

MD MARIANA
3507 ha
400.235/PGI/96
San Marcos
Mariana Norte
Mariana Central
Mariana Purchase
Eureka
Mariana Sur
MD EUREKA I
600 ha
402.567/PGI/97
MD EUREKA II
600 ha
402.568/PGI/97
MD EUREKA V
2540 ha
406.946/NMA/98
Los Tordos Purchase
MD EUREKA IV
2439 ha
406.947/NMA/98
MD TAPERA
2000 ha
402.569/PGI/97
MD TOMA TODO
3000 ha
401.681/MIM/95
MD EUREKA III
200 ha
Vein Zone
Cerro Negro Purchase
Silica Cap
Bajo Negro
MD PERINOLA
2640 ha
413086/MIM/95
MD LORENA
400 ha;
under application
Exp.
427.253/OP/09
MD LAS MARGARITAS
3450 ha
400.236/PGI/96
MD MARGARITA II
3174 ha; under application
Exp.
426.805/OP/09
MD JULIETA
1765.8 ha
under application
Exp.
427.254/OP/09
Las Margaritas
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
GoldCorp
Cerro Negro Project
Mineral and Surface Tenements
DATE
January 21, 2011
SCALE
as shown

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 4-2: Mineralization Location Plan
4.5 Surface Rights
The tenements lie on parts of five estancias (farms), respectively Cerro Negro, El Retiro, La Unión, Mariana and Los Tordos. Goldcorp has access and occupation agreements with the owners of La Unión, Los Tordos, Cerro Negro, and El Retiro estancias in force; these agreements allow company access to ground that it does not control and allow exploration activities to be conducted.
In 2006, Andean purchased the surface title to about 1,800 ha of the Cerro Negro estancia that overlies the Bajo Negro and Vein Zone deposits and adjacent prospects. Andean additionally purchased about 2,500 ha of surface rights for the Los Tordos estancia. In November 2010, Andean also acquired 6,800 ha of surface rights of the Mariana estancia.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Goldcorp is negotiating purchase of the La Unión and El Retiro estancias. The La Unión purchase, if consummated, will cover the surface over the Eureka Central, Eureka West, San Marcos, Mariana Norte, and Mariana Central zones.
Surface title areas held by Goldcorp are indicated on Figure 4-1.
4.6	Royalties
The only known third-party payment, which has been previously described as a royalty (e.g. Pressacco, 2007) on the Project is payable to Newcrest Mining Ltd, as follows:
“Minera Newcrest (Newcrest) retains a residual royalty on the Cerro Negro property in the amount of US$1.0 M in the event that a proven ore reserve (as defined by the Australasian Joint Ore Reserves Committee (JORC) Code) of greater than 1 Moz of gold is delineated and that the constructed plant has achieved 80% of its designed operating capacity for 10 consecutive days”.
Ristorcelli et al (2009), who viewed an electronic copy of “what appears to be the original agreement between Newcrest and MIM” noted that the royalty was more akin to a one-time payment.
A royalty of 3% will be payable to the Province of Santa Cruz.
4.7	Permits
Exploration activities completed by Andean were undertaken under the appropriate local, Provincial and Federal laws.
Key permits that are likely to be required for a mining operation in Salta Province, Argentina are summarized in Table 4-2.

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Table 4-2: Key Project Permit Requirements

Subject Matter	Permits Required	Corresponding Government Authority	Applicable Legislation
Mining Regulations	Exploration Permit	Mining Secretary of Santa Cruz Province	Section 25 through 43 of the Argentine Mining Code. Provincial Law No. 990 (Provincial Mining Procedural Code).
	Mining Concession Request	Mining Secretary of Santa Cruz Province	Section 44 through 71 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code).
	Measurement and Mining Request	Mining Secretary of Santa Cruz Province	Section 81 through 93 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code).
	Request of formation of Mining Group	Mining Secretary of Santa Cruz Province	Section 138 through 145 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code).
	Certificate of Payment of Mining Fee	Mining Secretary of Santa Cruz Province	Section 215 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code).
	Request for Approval of Investment Plan	Mining Secretary of Santa Cruz Province	Section 217 through 225 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code).
	Approval of the Environmental Impact Report	Mining Secretary of Santa Cruz Province	Section 246 through 268 of the Argentine Mining Code. Law No. 990 (Provincial Mining Procedural Code). Provincial Law No. 2658.
	Plant Authorization Request	Provincial Industry and Commerce Direction - Mining Secretary of Santa Cruz Province	Argentine Mining Code, Provincial Law No. 1589 and Provincial Decree No. 9/1992
	Camp Installation Permit	Provincial Industry and Commerce Direction -Mining Secretary of Santa Cruz Province	Argentine Mining Code, Provincial Law No. 1589 and Provincial Decree No. 9/1992
	Living Facilities Construction in the town of Perito Moreno	Perito Moreno Municipality Commerce and Industry Agency	Municipal Resolution
Water Regulations	Water Use Authorization	Provincial Water Resources Direction	Provincial Law No. 1451 and Provincial Law No. 2625. Disposition No. 3/2003 of the Provincial Water Resources Direction.
	Permits for the administration of liquid effluents	Provincial Water Resources Direction	Provincial Law No. 1451. Disposition No. 4/1996 of the Provincial Water Resources Direction.
Explosive Regulations	Explosive Use Authorization	National Registry of Weapons. (“RENAR” for its Spanish acronym)	Law No. 20.429 — Executive Decree No. 302/1983 - RENAR’s Disposition No. 99/2004.
	Approval of a Blasting Equipment Manufacturing Plant	National Registry of Weapons. (“RENAR” for its Spanish acronym)	Law No. 20.429 — Executive Decree No. 302/1983 - RENAR’s Disposition No. 99/2004.
	Approval of a Blasting Equipment Storage Facility	National Registry of Weapons. (“RENAR” for its Spanish acronym)	Law No. 20.429 — Executive Decree No. 302/1983 - RENAR’s Disposition No. 99/2004.
	Authorization to import and export Blasting Equipment.	National Registry of Weapons. (“RENAR” for its Spanish acronym)	Law No. 20.429 — Executive Decree No. 302/1983 - RENAR’s Disposition No. 99/2004.
	Authorization to install an Ammonium Nitrate storage facility.	National Registry of Weapons. (“RENAR” for its Spanish acronym)	Law No. 20.429 — Executive Decree No. 302/1983 - RENAR’s Disposition No. 140/2007.
Foreign Exchange Regulations	Registration to Import and Export	National Customs Administration	Argentine Customs Code.
Safety Inspection Regulations	Safety, Policy and Environment Control	Mining Agency of Santa Cruz Province	Section 242 of the Argentine Mining Code.
Mining Investments Regulations	Certificate of Mining Investment Registration	National Mining Secretary	Law No. 24.196 — Executive Decrees No. 2686/1993 and 1089/2003.

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Subject Matter	Permits Required	Corresponding Government Authority	Applicable Legislation
	Fiscal Stability Certificate	National Mining Secretary	Law No. 24.196 — Executive Decrees No. 2686/1993 and 1089/2003.
	Registration as a Mining Producer	Mining Agency of Santa Cruz Province	Provincial Law No. 1992 and Provincial Executive Decrees No. 2040/1992 and 1463/1994.
	Mineral Transportation Guides Request	Mining Agency of Santa Cruz Province	Provincial Law No. 1992 and Provincial Executive Decrees No. 2040/1992 and 1463/1994.
Environmental Regulations	Provincial Registration as Generator, Transporter and Operator of Hazardous Waste	Direction of Sustainable Development and Environmental Regulations of the Provincial Subsecretary of Environment	Provincial Law No. 2.567 — Provincial Executive Decree No. 712/2002 — Provincial Law No. 2703.
	National Registration as Generator and Operator of Hazardous Waste	National Secretary of Environment	Law No. 24.051 — Executive Decree No. 831/1993 — Law No. 25.675.
	Request for Registration of PCB Transformation (not anticipated for Cerro Negro at this time)	Provincial Subsecretary of Environment	Provincial Subsecretary of Environment’s Disposition No. 7-SMA/03.
Radio Communications Regulations	Radio Frequency Use Authorization — Radio Communications Antenna Installation	National Communications Commission	Schedule No. 4 of Executive Decree No. 764/2000.
Use of Hydrocarbon Regulations	Request for Registration for Outlets for Private Use and Storage Facilities for Hydrocarbon Fuel and Natural Compressed Gas	Secretary of Energy — Subsecretary of Fuels	Secretary of Energy’s Resolution No. 1102/2004.
	Request for Storage and Permits for Fuel Tanks	Secretary of Energy, Subsecretary of Fuels	Secretary of Energy’s Resolutions No. 404/1994 and 266/2008.
Use of Chemicals Regulations	Request for Registration of Chemicals Predecessors	Secretary for the Prevention of Drug Addiction and for the Surge against Drug Trafficking (“SEDRONAR” for its Spanish acronym)	Law No. 23.737 Law No. 26.045 SEDRONAR’s Resolution No. 231/2001. SEDRONAR’s Disposition No. 1/2009
Labor Risks Related Regulations	Registration of Carcinogenic Substances	Superintendence of Labor Risk (“SRT”).	SRT’s Resolution No. 415/2002.
	Request for the Registration for the Prevention of Major Industrial Accidents	SRT	SRT’s Resolution No. 753/2003.
Transportation Regulations	Request for Passenger Transportation Permit	Direction of Transportation of the Province of Santa Cruz	Provincial Law No. 799/1973 — Provincial Law No. 2992 — Provincial Executive Decree No. 364/1991 — Dispositions No. 49/2003 and 119/2003 of the General Direction of Transportation. National Law No. 24.449.
	Request for Cargo Transportation Permit	Direction of Transportation of the Province of Santa Cruz	Provincial Law No. 799/1973 — Provincial Executive Decree No. 364/1991 — Dispositions No. 49/2003 and 119/2003 of the General Direction of Transportation. National Law No. 24.449.
	Registration of motor vehicles	National Registry of Motor vehicles and Pledge Credits	Executive Decree No. 1114/1997
	Authorization for Road Construction that connects to a National Route	National Roads Direction	Law No. 505/1958

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Subject Matter	Permits Required	Corresponding Government Authority	Applicable Legislation
Medical Facilities Regulations	Authorization of the Medical Service Facility of the Deposit	Provincial Social Affairs Ministry — Public Health Subsecretary — General Direction of Legal and Sanitary Audit.	Provincial Executive Decree No. 86/1980.
Energy Use Related Regulations	Permit for self-generation of Electricity	Secretary of Energy, National Organism for Electricity Control (“ENRE” for its Spanish acronym), and the appointed dispatch authority the Major Electricity Market Administrating Company (“CAMMESA” for its Spanish acronym)	Law No. 24.065.
	Admission as a member of the Mercado Eléctrico Mayorista (major users of energy).	Secretary of Energy, ENRE and CAMMESA	Secretary of Energy’s Resolution No. 61/1992
	Authorization to access the SADI	Secretary of Energy, ENRE and CAMMESA	Secretary of Energy’s Resolution No. 61/1992
Air Transport Regulations	Approval of the proposal for the installation of an air facility	Civil Airports National Administration	Law No. 19.030 — Executive Decree No. 239/2007.
	Authorization to operate an Airstrip. Registration of Airstrip operators.	Direction of Aerial Transit (“DTA” for its Spanish acronym) — Civil Airports National Administration	Law No. 19.030 — Executive Decree No. 239/2007. DTA’s Disposition No. 95/2005.

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4.8	Environment
4.8.1	Current Permits
An Environmental Impact Study (IIA for its Spanish acronym) was prepared in June 2010, based on the 2010 feasibility study, and submitted to the applicable authority for review and approval of the proposed Cerro Negro mining project.
The IIA will, as is required under Argentinean law, be updated as required. The written approval of the IIA was issued by the applicable authority, the Secretaria de Estado de Mineria of Santa Cruz Province, on December 3, 2010 in the form of a “Declaration of Environmental Impact” or DIA which is the typical approval instrument.
4.8.2	Environmental Permits to Support Development
Goldcorp will be required to update that IIA to include any significant changes to the Project such as inclusion of additional deposits in a mine plan.
4.8.3	Baseline Studies
Baseline studies on geology, geomorphology, hydrology, water/air quality, geomorphology, landscape, flora, fauna, archaeology, and sociology were completed for the purposes of the Environmental Impact Report and Environmental Impact Assessment. There are no protected areas within the Project boundaries. The closest protected area is the Cave of the Hands (Cueva de las Manos) about 45 km due southwest of the Project.
4.8.4	Current Liabilities
At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with a Project that is in the pre-development phases, and includes an exploration decline and associated infrastructure, roads, and exploration drill pads.
4.8.5	Closure Considerations
A conceptual closure plan was submitted and approved in the 2010 IIA, specifically Section 5.4.2. Inclusion of a conceptual closure plan during the project approval phase is consistent with both Argentinean requirements and standard industry practice. The closure plan section of the IIA addresses closure of all aspects of the Project as envisaged in the 2010 feasibility study. The approved 2010 IIA commits Goldcorp to preparing a detailed closure plan and submitting the plan to the relevant authority after completion of the final, construction level design of the Project. The conceptual closure plan will be updated in the event that significant changes to the Project, such as production from additional mineralization sources, are approved by Goldcorp management that will require updating the approved IIA.

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Effective January 1, 2003, Goldcorp adopted accounting standards under both Canadian and US Generally Accepted Accounting Principles (GAAP) relating to Asset Retirement Obligations. The two standards, CICA 3110 and FAS 143, are substantially the same. In general, these standards apply to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. Goldcorp reviews and updates estimated closure costs annually and these costs are audited by a third party and disclosed publicly by Goldcorp.
Goldcorp records a provision on a present value basis to incorporate the estimated closure costs. Costs are estimated at 25 M.
4.9	Socio-Economics
The Project has no formal settlements within its boundaries. The closest towns are Perito Moreno (approximately 4,200 inhabitants), located approximately 75 km by road from the Project, and Las Heras (approximately 12,206 inhabitants), located 215 km by road from the Project.
Andean initiated programs to support the community in terms of education and agriculture, and committed 1% of the eventual net profit of the Project to supporting the different sustainable activities of the Town of Perito Moreno.
4.10	Comment on Section 4
In the opinion of the Goldcorp QPs:
•	Goldcorp holds 100% of the Project; mineral tenure is in the name of an indirectly wholly-owned Goldcorp subsidiary;
•	Information provided by Goldcorp legal experts supports that the mining tenure held is valid and is sufficient to support declaration of Mineral Resources and Mineral Reserves;
•	Goldcorp is in the process of obtaining sufficient surface rights in the Project area to support the planned mining operations and to facilitate exploration activities;
•	Goldcorp will need to obtain the appropriate permits under local, State and Federal laws to allow mining operations;

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•	Annual updates to the Environmental Impact Report have been lodged;
•	The appropriate environmental permit was granted for Project development operation by the Province of Santa Cruz;
•
At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with a project that is in pre-development, including an exploration decline and associated infrastructure, roads, and exploration drill pads;

•	Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Project deposits;
•
A conceptual closure plan was included and approved in the IIA and will be further refined as detailed engineering information is finalized for the Project. Goldcorp records a provision on a present value basis to incorporate the estimated closure costs.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
5.1	Access
Vehicle access to the property is from the coastal city of Comodoro Rivadavia, which is a 2.5 hour flight south of Buenos Aires. The Argentine-Air Force-owned LADE airline operates a service twice a week between Comodoro Rivadavia and Perito Moreno, using small twin-engine passenger aircraft. The service depends to some extent on weather and other factors.
From Comodoro Rivadavia, road vehicle access to the Project takes approximately five hours via:
•	Route 3 extending south 77 km to the village of Caleta Olivia;

•	Route 12 southwest 56 km to Pico Truncado;
•	Route 43 west 80 km to Las Heras (last refuelling stop), continuing another 52km west on Route 43 to the Route 39 turnoff;
•	South on provincial dirt road Route 39 for 15 km to the entrance to the El Valle estancia;
•	West about 81 km, passing through the El Valle, Los Corintios, El Retiro, Cerro Negro, and Los Tordos estancias, to the Project camp at Eureka.
An alternate route to the Project is a drive for several hours on moderate to good dirt and paved roads from Balmaceda, Chile, to the town of Perito Moreno in Argentina, then 43 km south on Route 40 to the entrance to the Los Tordos estancia, then 32 km east along a dirt road to the project’s camp at Eureka.
Within the Project, a network of internal gravel roads services the various prospecting and exploration sites.
5.2	Climate
The Cerro Negro Project is located in the arid to semi-arid Patagonian Region of Argentina. The site is affected by strong, persistent westerly winds, particularly in the warmer months (December to February) when the average wind speed is of the order of 43.5 km/h.

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Average annual temperature is 7.7°C with a range between -1.8°C and 21.4°C. The average annual rainfall is 172 mm and the annual potential evapotranspiration is estimated to be 606 mm, resulting in an overall negative water balance. Average monthly precipitation only exceeds average potential evapotranspiration during the winter months (May to July).
It is expected that mining activity will be able to be conducted year-round. Exploration activities can occasionally be curtailed for short periods if exceptionally heavy snowfall occurs.
5.3	Local Resources and Infrastructure
The Cerro Negro Project is situated within a relatively undeveloped region in the Province of Santa Cruz. The closest towns to the property are Las Heras and Perito Moreno. These towns can provide basic services. Most supplies and services are sourced from Caleta Olivia, Comodoro Rivadavia, or Buenos Aires/Mendoza. There is an available workforce, but training would be required.
Infrastructure at the Eureka site consists of a 218 bed exploration camp, a group of offices housing exploration and mining personnel, first aid facility, security cabins, conference room and bathrooms, core preparation and storage facility, and waste disposal area. Currently under construction are a mechanical workshop, a mine equipment workshop/warehouse, and a laboratory. A second core preparation and storage facility is located in the El Retiro area.
Power to all facilities is currently generated by diesel generators. There are two 500 kVA generators at Eureka servicing the camp and the ramp portal, respectively, and a further 250 kVA generator servicing the ramp workshop. Two 1,100 kVA generators have been purchased and are currently being installed at the new Eureka substation. Once commissioned, they will provide all Eureka’s surface and underground electricity requirements until connection to the grid is completed.
Water for potable and industrial use at Eureka is supplied from a bore, located close to the Eureka portal. The water quality from the bore is to potable standards and does not require any treatment other than filtration.
Voice and data transmissions to Eureka are currently provided by two satellite dishes.
5.3.1	Proposed Infrastructure
The Project layout as envisaged in the 2010 feasibility study is presented in Figure

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Figure 5-1: Infrastructure Layout Plan

PROPOSED ROUTE OF HV POWER CORRIDOR
SITE SECURITY
ADMINISTRATION BUILDING
ELECTRICAL SUBSTATION
TAILINGS PIPELINE CORRIDOR
RAW WATER COLLECTION TANK
BORE HOLES
FUTURE MINE WORKSHOP

STD DETAIL DRAWINGS APPLY

DRAWN			
CHECKED			
DESIGNED			
DEL APPR			
PROJ APPR			

AUSENCO

Web: www.ausenco.com

CLIENT: OROPLATA S.A.

TITLE: CERRO NEGRO FEASIBILITY STUDY
SITE PLAN
GENERAL ARRANGEMENT

ALL DIMENSIONS IN MILLIMETRES

SIZE: A1

DRAWING No: 1892-G-001

OROPLATA S.A.

DRAWING No.	REFERENCE DRAWING TITLE	No	BY	DATE	REVISION DETAILS	CHKD	APPR	No	BY	DATE	REVISION DETAILS	CHKD	APPR

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Proposed Access
The preferred option in the 2010 feasibility study for the principal access to Cerro Negro is to construct a new road from El Retiro to Highway 39. This road has been named La Meseta and will be approximately 45 km long. The route follows a ridgeline and is consequently on high ground, without drainage issues, and can be constructed on a balanced cut-and-fill basis. The route remains entirely on land owned by Goldcorp for its full length. It will be a two-lane, all-weather gravel road suitable for all vehicles accessing Cerro Negro.
A realigned road, of similar standard and 15.5 km in length, will be constructed between Eureka and El Retiro. The realignment is necessary as the part of the existing road is located on land owned by third parties. The Route 40 road will be used for secondary access and will undergo some upgrades, but will remain as a single lane road. Upgrades contemplated include a general realignment to reduce the number of curves on the plain and address the river crossing and valley gradient issues.
The proposed Project access routes are shown in Figure 5-2.
Figure 5-2: Proposed Project Access Routes
Note: North is to top of plan. The plan covers an approximate distance of 45 km from top to base, and 90 km from left to right. The distance between the planned El Retiro process plant and Eureka is approximately 15 km.

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Buildings and Infrastructure
Planned buildings and infrastructure as envisaged in the 2010 feasibility study included:
•	Open pit;

•	Underground mine;

•	Water bores for water supply;

•	Tailings storage facility;

•	Main administration building with medical centre and training room;

•	Security office;

•	Security gatehouse;

•	Laboratory;

•	Metallurgical office/laboratory;

•	Plant mess and training room;

•	Plant workshop and warehouse;

•	Reagent storage and sodium cyanide storage;

•	Grinding building;

•	Filtration building;

•	Reagents building;

•	Refinery;

•	Mine change house and training centre;

•	Mine workshops, maintenance facilities and warehouses;

•	Fuel storage facilities;

•	Sewage treatment works.
Personnel and Accommodation
The current site camp, at Eureka, has a 214-person capacity, and in the 2010 feasibility study, was assumed to be upgraded to support operations. Mining personnel for the planned Eureka mine would be housed at the existing Eureka camp. The current camp at Eureka is approximately 16 km east of El Retiro.

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During operations, the process plant and general and administrative staff would be housed in the planned El Retiro camp, a single-status, 544-person accommodation camp to be located approximately 500 m north of the process plant. During the construction phase, additional accommodation units would enable approximately 760 personnel to be housed.
Based on the 2010 feasibility study, it was envisaged that in the first five years, the Project operation would directly employ approximately 125 staff and 408 labourers. Contractors on site would employ an additional 144 people.
Transport
The 2010 feasibility study assumed that personnel living in Perito Moreno would be transported to and from their place of residence by bus. Those living within the province would travel solely by bus, taking local buses to assigned meeting points where they would be collected by Andean charter buses for transport to site. Those travelling from out of province would fly to the airport at Commodoro Rividavia for transport to site by bus.
Transport of doré would be through Commodoro Rividavia and Buenos Aires to the final refinery destination.
Power
From the 2010 feasibility study, the Project would have an installed maximum power demand of 12 MW. Following a review of the various forms of energy supply (diesel generation, grid connection and wind), it was concluded that grid connection provided the best combination of capital and operating cost with the least environmental impact.
The key aspects of the high-voltage network were:
•	A new connection station at the intersection of roads 43 and 39 for the connection to the grid;
•	A 132 kV overhead transmission line, 58 km long, from Las Heras to the principal substation at the process plant;
•	The principal substation will be equipped with two 132/13.2 kV step-down transformers of 15 MVA capacity and associated switchgear;
•	A 13.2 kV overhead transmission line, 16 km long, from the process plant to the Eureka mine.

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Water
The 2010 feasibility study concluded that water supply to the process plant and infrastructure would be provided from three water bores located in the valley adjoining the plant site. The water treatment plant would be located at the El Retiro accommodation camp.
The existing water supply at Eureka would be augmented by a second water bore and installation of two additional 50 m 3 capacity tanks adjacent to the mine workshop and change house, with a third 25 m3 capacity tank located at the portal.
Water supply from the bores would be treated to provide the potable water supply for the Project.
Communications
The principal communications link for telephone and data services would be via microwave radio link, based on the 2010 feasibility study. A transceiver tower would be established at El Retiro with the radio signal connection to Rio Mayo, approximately 170 km distant, where connection would be made to the national telephone network.
There would be a fibre-optic link between El Retiro and Eureka facilities. There would be dedicated PABX systems located at El Retiro administration office and the Eureka Mine office. These would be interlinked with Goldcorp offices in Argentina within the VPN.
A VHF—UHF radio system would be provided to cover the area of the tails dams, plant and accommodation camp.
5.4	Physiography, Flora, and Fauna
The Cerro Negro Project is named after a1,050 m high hill within the Project area. It lies on the central plateau of the province of Santa Cruz on the Deseado Massif. Topography at Cerro Negro is generally gently rolling with a few deeply incised valleys. Elevations range between 300 m above sea level (masl) and 1,050 masl.
The Eureka area drains towards the northwest into the Pinturas River. The El Retiro basin drains in a northerly direction into the El Deseado River, while the El Deseado drains towards the east.
Low scrub bushes and grass that are typical of areas with a harsh climate and poor soils constitute the vegetation in the area. The Project area generally hosts a lower than average vegetation diversity and available biomass relative to values typical of southern Patagonia. Sub-shrubby vegetation covers most of the surface of the Eureka area, while shrubby vegetation covers most part of the surface area of the Vein Zone.

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Soils in the El Retiro and Eureka areas are severely limited (climatic conditions, salinity, very high risk of water erosion and shallow depth), which make them generally unsuitable for cultivation and restrict their extensive grazing use,
5.5	Seismicity
The Project area is located in a zone classified as having reduced seismic activity.
5.6	Comment on Section 5
In the opinion of the Goldcorp QPs, the existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the Project and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves and the proposed mine plan.
In the immediate vicinity of the known Project deposits, and within the Goldcorp ground holdings, there is sufficient area to support construction of a mining operation, including sufficient space for open pit and underground mines, process facilities, mining-related facilities such as workshops, offices and roads, and tailings and waste facilities.
The Goldcorp QPs consider that there is a reasonable expectation that land access and provision of land for infrastructure development for the proposed mining activity will be achievable following appropriate negotiation and compensation payments with existing landowners.
Mining activity is expected to be conducted year-round.

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6.0	HISTORY
Gold mineralization was first recognized in the Project area in 1992, and a claim was pegged over the Silica Cap prospect at Cerro Negro.
Minera Newcrest Argentina S.A. (Newcrest) undertook a reconnaissance exploration program over the Deseado Massif region in 1993, which identified mineralization at the Eureka, Mariana, El Retiro, and Las Margaritas and Vein Zone areas. Newcrest picked up an option over the Silica Cap prospect tenement, and applied for additional ground to cover the identified gold-anomalous areas. Preliminary mapping and sampling of Vein Zone and Silica Cap were completed in 1994.
Newcrest continued to explore its claims, completing geological mapping and sampling in 1995. This work identified significant mineralization on the western end of the Eureka vein zone and outlined several anomalous zones in the Mariana area. Pegasus Gold International Inc. (Pegasus) joint-ventured the Eureka—Mariana portion of the Newcrest tenure in 1996, and undertook 13 reverse circulation (RC) drill holes; five holes were drilled at the San Marcos prospect, five on the Eureka prospect, and three at Mariana Sur. Pegasus also conducted trenching at the San Marcos prospect.
Due to a combination of Newcrest dropping its option on the Silica Cap claim, and non-maintenance of the Silica Cap tenement, the resulting open ground was staked by MIM Argentina Exploraciones (MIM) in June 1995. Between 1995 and 1996, MIM completed rock-chip sampling of the Vein Zone and Silica Cap prospects; dipole-dipole induced polarization (IP) and ground magnetic geophysical surveys over Cerro Negro and in the vicinity of the Vein Zone; and property-wide geological mapping, rock and soil sampling, and trenching. A total of 17 RC drill holes (1,920 m) were completed in the Vein Zone, Herradura, and Silica Cap areas. Mineral resource estimation was performed in 1999.
In 1997, Newcrest and MIM concluded a joint venture. The partners completed geological mapping at the Eureka, Las Margaritas, and Mariana Sur prospects; a soil geochemistry orientation study and mobile metal ion (MMI) soil geochemistry survey at Vein Zone and Las Marianas; PIMA analysis of clay alteration minerals in samples from 11 RC holes at Vein Zone; preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole IP geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; and 13 core and 47 RC holes. Newcrest withdrew from the joint venture in early 1999, and MIM purchased the 30% previously held by Newcrest to gain 100% control of the Project.

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Oroplata S.A., then a privately-held company, optioned the Project from MIM in 2000. Work completed from 2000—2003 comprised evaluation and ground checking of Landsat and ASTER spectral anomalies; reconnaissance mapping and sampling at Mariana Sur, San Marcos, and Las Margaritas; and completed 22 RC drill holes at Vein Zone and Eureka Main.
In December 2003, Andean entered into an agreement with MIM to acquire a 51% interest in the Cerro Negro Project, subsequently acquiring a 100% interest through the acquisition of Oroplata Pty Ltd., the parent entity of Oroplata S.A. Andean undertook data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, and 591 RC and core drill holes, totalling 140,599 m. Mineral resource estimates were undertaken in 2005, 2006, 2007, 2008, 2009 and 2010. A pre-feasibility study was completed in 2008 on the Eureka and Vein Zones, and a feasibility study in 2010 on the Eureka, Vein, and Bajo Negro Zones. Under the assumptions in the studies, the Project showed positive economics.
Since acquisition of the Project in December 2010, Goldcorp has completed further drilling, which identified significant additional mineralization at the San Marco and Marianas deposits. The company has commenced an updated feasibility study on the Project to incorporate this additional mineralization. The remainder of this Report presents updated Mineral Resource and Mineral Reserve estimates for the Project.

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7.0	GEOLOGICAL SETTING
7.1	Regional Geology
The Cerro Negro gold-silver veins are situated near the western margin of the Deseado Massif, a 60,000 km2 rigid crustal block in southern Argentina bounded to the north by the Río Deseado, to the south by the Río Chico, to the east by the Atlantic coast, and to the west by the Andean Cordillera (Figure 7-1). The massif is in a back-arc position relative to the Andean subduction system and is flanked by the subsiding Golfo de San Jorge and Austral sedimentary basins to the north and south, respectively. The massif is regarded by some authors as a Late Proterozoic to Permian allochthonous terrane which collided with Gondwana in the early Permian, and by others as an autochthonous part of the Gondwana continent. The Deseado Massif hosts numerous low-sulphidation type epithermal vein systems (Sillitoe, 2007).
A late Triassic to late Cretaceous (230—65 Ma) extensional phase, linked to the opening of the South Atlantic Ocean, triggered extensive Mesozoic and Cenozoic magmatism throughout the massif. Magmatic activity commenced in the early Jurassic, with the intrusion of granitoids and eruption of coeval pyroclastic and epiclastic volcanic rocks. Andesitic to rhyolitic volcanism continued through the mid- to late Jurassic, culminating in the deposition of epiclastic sediments in the early Cretaceous. Mid- to late Jurassic volcanism in the Deseado Massif is conventionally divided into the andesitic Bajo Pobre Formation and the rhyolitic Bahía Laura Complex, the latter comprising the Chon Aike and La Matilde Formations.
Basaltic volcanism commenced in the Cretaceous and continued throughout the Cenozoic; volcaniclastic sediments were deposited and tuffs were erupted in the early Tertiary. These units are overlain by extensive Pleistocene fluvial gravel terraces.
7.2	Project Geology
The known deposits and prospects at Cerro Negro are distributed within and east of a volcanic—subvolcanic complex which is flanked and overlain by a series of rhyolite domes. The eruptive products of the rhyolite domes form an ignimbrite apron, which post-dates the mineralization and forms extensive outcrops north and south of the volcanic—subvolcanic complex. These post-mineral ignimbrites have preserved the epithermal systems, as well as lacustrine sediments, travertine, and sinter deposited at the Late Jurassic paleo-surface. Older ignimbrites that lie east of the volcanic-subvolcanic complex host mineralization at Bajo Negro and Vein Zone. Key lithological units are shown in Table 7-1 and illustrated in Figure 7-2.

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Figure 7-1: Setting, Deseado Massif
Note: Operating mines shown as black circles are held and operated by third parties.

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Table 7-1: Key Lithological Units

Unit	Deposits/Mineralization	Lithologies	Postulated Equivalencies
Eureka Volcanic-Subvolcanic Complex	Eureka, Mariana, and San Marcos vein systems	Basal andesitic flows and breccias, overlain by more felsic ignimbrites and younger andesitic lavas. Intruded andesitic to dacitic porphyries.	Bajo Pobre Formation
Cerro Negro Ignimbrite	Bajo Negro and Vein Zone	>500 m thickness of dacitic and rhyodacitic ignimbrites; subordinate andesitic tuffs. At Baja Negro and Vein Zone, an upper more welded unit and a lower tuffaceous unit containing thin, dark-coloured, fine-grained (andesitic?) tuffs are recognized. An ignimbrite containing clasts of schist derived from underlying basement rocks, and minor sediments can be present.	Chon Aike Formation
Mariana Lake Beds	Hot-spring deposits and travertine mounds are the surface expression of Eureka and Mariana mineralizing event	Series of thinly-bedded lake sediments and minor ash tuffs in which siliceous hot-spring deposits and travertine mounds developed. Preservation of the original paleo-surface is indicated by mud-cracks and fossil vegetation
Eureka Rhyolite Complex	Westerly-trending altered breccias in a rhyolite dome 0.5—1 km west of the Mariana Norte and Mariana Central veins	Flow-banded, massive, porphyritic and in part spherulitic or glassy rhyolite
Las Margaritas Ignimbrite	Minor quartz veinlets	Pumice- and crystal-rich ignimbrites, bedded epiclastic sediments, and minor vitrophyres. Forms an outward-dipping pyroclastic apron north and south of the Eureka Rhyolite Complex	Epiclastic sediments have been referred to as the La Matilde Formation.
Rubble breccia		Formed by degradation and collapse of the footwalls of major normal faults which are associated with mineralization. The breccia is an erosional unit, sometimes referred to as the BAFU (basal andesitic fragmental unit). Clast composition reflects the source rocks from which it is derived, which includes, but is not limited to andesites. Where drilling intersects the BAFU in the vicinity of the Mariana Central and Mariana Norte deposits, quartz vein fragments are commonly observed in the lowermost BAFU immediately above the veins
Tertiary		Localized Tertiary ash, extensive Tertiary basalt
Quaternary to Recent		Fluvial gravels, unconsolidated Holocene valley fill, colluvium, and re-worked gravel deposits

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Figure 7-2: Project Simplified Geology Plan

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Structurally, the area shows a pattern of dominant northwest and subordinate east-west faults considered to form the margins of a series of pull-apart basins. Gold—silver veins are emplaced in both east—west- and northwest-trending faults.
7.3	Deposits
Locations of the various deposits were shown in Figure 4-1.
7.3.1	Bajo Negro
The Bajo Negro vein is hosted by a relatively uniform sequence of weakly to moderately welded dacitic ignimbrites assigned to the Cerro Negro Ignimbrite. To date, the Bajo Negro vein has been defined by drilling over a strike length of almost 1,200 m, with an average true width of 3.9 m and a known vertical extent of up to 300 m.
The vein is essentially a single structure that strikes approximately N30ºW and dips at 65º to 75ºNE in its central half, but jogs to N50ºW and flattens slightly in its northwestern and southeastern extensions. Some deeper drill hole intersections pass from ignimbrite in the hanging wall to lithic tuff or less-welded ignimbrite in the footwall, suggesting that the vein is also a normal fault.
The northwestern end of the vein is cut by a post-mineralization breccia, whose northeastern contact dips to the southwest (Figure 7-3). The southwestern contact is steep and is inferred to be faulted. The post-mineralization breccia body displays multiple styles of brecciation with numerous clast types, including mineralized vein quartz, milled-matrix breccia, and clast-supported hydrothermal breccia. Most surface exposures of the breccia are silicified.
Intersections of vein quartz within the breccia in some drill holes have been interpreted by Andean geologists as large clasts. However, Corbett (2009) regards them as small veins, an interpretation which makes breccia emplacement a late syn-mineralization event. The ignimbrite—breccia contact is treated as a hard upper limit to mineralization in resource estimation, and no mineral resources are estimated within the ignimbrite—breccia.
Wallrocks at Bajo Negro are altered to a quartz—sericite—pyrite assemblage (Guido and Permuy, 2009), commonly with adularia both as veinlets and replacement. Pyrite is generally oxidized, and Corbett (2009) considers that both supergene and hypogene kaolinite and hematite may be present.

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Figure 7-3: Geological Map, Bajo Negro
Note: Heavy dashed line is the interpreted surface expression of the post-mineralization (diatreme or rubble) breccia. Outcrops shown as polygons; red is silicification, yellow is breccia, green is ignimbrite. Dashed blue line is an inferred fault. Brown solid lines are trenches.
7.3.2	Vein Zone
The Vein Zone deposit as presently defined is almost 500 m long, occurs over a vertical extent of close to 400 m, and, excluding the footwall vein, is up to 80 m thick.
Vein Zone mineralization, consisting of complex veining and stockwork, is hosted by a relatively uniform sequence of welded rhyodacitic ignimbrites. Both discrete veins and stockwork-like zones appear to have been emplaced in a complex north- to northeast-dipping fault zone that forms the boundary between strongly welded and moderately welded ignimbrites. The intersection of northwest- and east-trending veins may have been important in localizing mineralized shoots.
The system consists of a west-northwest-trending arcuate system of quartz veins, sheeted veins, and breccia zones, in which the veins have east, northwest, or north strikes and steep to sub-vertical dips; the system dips to the north and northeast. The deposit dips at about 60° northeast for the main deposit; the footwall structure dips about 80° northeast.

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Vein Zone host rocks have been altered to kaolin in the vicinity of the veins, with the alteration changing abruptly to sericite along the footwall contacts.
Oxidation of the Vein Zone deposit is thought to have been the result of two processes: hypogene alteration by a low-pH hydrothermal fluid and post-mineralization oxidation due to near-surface weathering.
Figure 7-4 shows the detailed geology of the deposit.
7.3.3	Eureka
Outcrops of the Eureka vein system can be traced for 4.6 km between post-vein cover rocks to the northwest and hot-spring deposits to the southeast. Better-grade mineralization has a strike extent of about 1,500 m. The entire mineralized zone, including stockwork and vein material, can reach 100 m in width, but the economic widths are substantially less, ranging up to 20 m, but averaging about 5 m.
The Eureka vein system strikes northwest to east—west and dips southwest to south. Host rocks are typically intrusive andesite in the hanging wall and a sequence of andesitic rocks and more felsic porphyries and ignimbrites in the footwall. Figure 7-4 shows the geological setting of the vein.
The Eureka vein (Figure 7-5) is divided into three main segments:
•
Southeast segment: A 3.7 km length of northwest-striking discontinuous vein outcrops, bounded by a gorge known as the Cañadon del Puma at the northwest end and by outcrops of sinter and related geothermal discharge deposits to the southeast. The names “Eureka Southeast vein” and “Eureka Southeast Extension” are used to describe the vein in this segment;

•
Central segment: A 450 m length in which the veins strike east-west, which includes the Eureka Main, 721, and other unnamed veins. The segment is bounded to the east by the Cañadon del Puma and to the west by the easternmost outcrops of the Eureka West vein;

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Figure 7-4: Geological Map, Vein Zone

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Figure 7-5: Eureka Vein System

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•
Western segment: A 700 m length of continuous, northwest-striking vein system lies mostly below post-vein cover rocks. The segment extends from the known eastern limit of the outcrop of this structure to the western limit of drilling. The vein consists of two predominant splits, known as the West vein (or 1.0 vein) and first footwall vein (or 1.1 vein). A hanging wall vein and yet another footwall vein northeast of the first footwall vein have been identified and modelled. The principal vein at Eureka includes the historically named West or 1.0 vein, the 721 vein, and the Main vein.

7.3.4	San Marcos
A west—northwest-trending fault/breccia vein separates fine-grained andesite correlated with the basal member of the Eureka Volcanic-Subvolcanic Complex to the north from rhyodacitic ignimbrite, also tentatively regarded as an upper member of the Complex, to the south. This fault coincides with a strong, property-scale magnetic lineament, which can be traced for at least 11 km. The fine-grained andesite is the host to all mineralization so far known at San Marcos.
A geological plan for the San Marcos vein is included as Figure 7-6.
7.3.5	Mariana Norte and Mariana Central
The oldest unit in the Mariana area consists of fine-grained andesitic volcanic rocks, exposed to the south of the Mariana Central vein. These andesites are correlated with the lowermost unit of the Eureka Volcanic-Subvolcanic Complex and host all known mineralization at Mariana Sur and Mariana Central, as well as at San Marcos. Figure 7-7 shows the geology surrounding the vein systems.
The andesites are overlain by the rubbly collapse breccia (BAFU). At Mariana Central and Mariana Norte, the breccia consists predominantly of andesite clasts and rafts, some of which may be tens of metres in size, and also contains vein quartz clasts near the base.
This sequence also includes felsic ignimbrite, either deposited contemporaneously with the breccia or as part of the collapse breccia itself. Hydrothermal breccias which crop out on the collapse breccia show that hydrothermal activity was still active at the time the collapse breccia was deposited. A rhyolite flow-dome of unknown age is exposed a few hundred metres west of the Mariana veins.
Mariana mineralization is related to dilation on major northwest-trending normal faults and/or splays, with predominantly vertical displacement. The major faults are probably reactivated older structures which extend into the pre-Jurassic basement.

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Figure 7-6: Geological Map, San Marcos Vein
Figure 7-7: Geology Map, Mariana Norte and Mariana Central

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Continued movement during and after mineralization has resulted in footwall collapse and deposition of the post-mineral breccias. The veins of Mariana Norte and Mariana Central are in a half-graben, with the stratigraphic succession dropped down stepwise to the north.
The two Mariana vein systems are about 250 m to 500 m apart, depending upon location, and strike N80ºW (Mariana Norte) and N55°W (Mariana Central). Both veins have northerly dips, but the Norte vein dips at about 60º, while the Central vein has a steeper dip of approximately 65º. The Mariana Norte vein system has been defined by drilling for a length of 700 m to a maximum depth of 400 m. Mariana Norte has an average horizontal width of 3.5 m, and the widest part of the vein is 10.2 m. Mariana Central is made up of a principal vein, often with sub-parallel, small, and discontinuous footwall and hanging wall veins. A hanging wall split separates from the main vein near the east end of the deposit and then rejoins the main vein 300 m farther to the west—northwest. Overall dimensions of the main vein are 800 m long by 300 m high by an average of over 5 m thick, reaching a maximum modeled thickness of 19 m.
7.4	Prospects
Silica Cap is an area of silicification into which MIM drilled six RC holes without intersecting economically-significant mineralization.
7.5	Comment on Section 7
In the opinion of the Goldcorp QPs, knowledge of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support Mineral Resource and Mineral Reserve estimation and to support mine planning.

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8.0	DEPOSIT TYPES
The deposits within the Cerro Negro Project are considered to be examples of low-sulphidation, epithermal gold—silver deposits. Global examples of such deposits include Comstock, Aurora (Nevada, USA), Bodie (California, USA), Creede (Colorado, USA), Republic (Washington, USA), El Bronce (Chile), Guanajuato (Mexico), Sado, Hishikari (Japan), Colqui (Peru), Baguio (Philippines) and Ladolam (Lihir, Papua New Guinea).
The type description for low-sulphidation epithermal deposits below is abstracted from Panteleyev (1996).
Low-sulphidation epithermal deposits are high-level hydrothermal systems, which vary in crustal depths from depths of about 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calc-alkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sediments in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.
Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets, and hydrothermal and tectonic breccias can act as mineralized-fluid channelling structures. Through-going, branching, bifurcating, anastomosing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.
Deposits are typically zoned vertically over about a 250 m to 350 m interval, from a base metal poor, Au—Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal-rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au—Ag—As—Sb—Hg-rich zones to Au-Ag-Pb-Zn—Cu-rich zones, to basal Ag—Pb—Zn-rich zones.
Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite—illite—kaolinite assemblages. Kaolinite illite—montmorillonite ± smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite—alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

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Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalt and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.
8.1	Comment on Deposit Model
Features that classify the deposits as low-sulphidation epithermal-style deposits include:
•	Banded crustiform, colloform, drusy, and cockade textures in quartz vein outcrops in the Eureka and Mariana areas;
•	Banded quartz—adularia and dark, fine-grained quartz—sulphide bands (ginguro texture) in the Eureka and Mariana veins at depth;
•	Abundant bladed carbonate-replacement textures in outcrop and drill core at Vein Zone and Bajo Negro, as well as drusy, colloform, and cockade textures;
•
Presence of widespread, preserved, geothermal discharge deposits overlying the vein systems. Sinter-like deposits overlie the southeastern end of the Eureka vein; lake beds, geyserite, stromatolites, and travertine occur to the east of the Eureka vein; massive silica replacement of ignimbrite forms the summit of Cerro Negro, and a breccia overlying part of the Bajo Negro vein is silicified.

In the opinion of the Goldcorp QPs, a low-sulphidation epithermal deposit type is an appropriate model for the Project and for development of Mineral Resource and Mineral Reserve estimates.

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9.0	MINERALIZATION
Vein systems at Vein Zone, Eureka, Bajo Negro, San Marcos, Mariana Sur, and Mariana Central strike northwest to west—northwest, but Vein Zone and Eureka also have some east-trending segments. The San Marcos mineral resource is hosted by an east-trending vein which splays off a northwest-trending fault. The Mariana Norte vein trends approximately east—west.
Vein mineralogy seems to depend on the location of veins relative to the Eureka Volcanic-Subvolcanic Complex. Veins in the Complex (Eureka, San Marcos and the Marianas) contain significant silver as well as gold, and the Eureka veins also contain abundant adularia and ginguro-style sulphides. Veins outside the dome and hosted by the Cerro Negro Ignimbrite (Bajo Negro and Vein Zone) contain low silver grades, coarse pyrite rather than ginguro sulphides, and lack macroscopic adularia or carbonate in the gangue.
9.1	Bajo Negro
The Bajo Negro vein is a single structure consisting of chalcedonic to crystalline quartz plus well-crystallized pyrite or (more commonly) iron oxide after pyrite. Free gold, some of it probably supergene, is commonly visible. Bladed quartz replacing carbonate is present in most drill intersections of the vein. The vein is deeply weathered and contains supergene (and probably hypogene) kaolinite and hematite throughout. Much of the vein is brecciated and cemented with jasperoid (silica plus iron oxide).
Free gold ranges in size from 5 to 50 μm; electrum is somewhat coarser grained and mostly in the range 20 to 60 μm (in one case, 150 μm), while native silver reports across a wide size range from <5 to 150 μm.
Sphalerite, galena, and chalcopyrite, as well as pyrite, are associated with higher gold grades, although chalcopyrite is also present in lower-grade samples. Electrum is common, as is free gold, in samples with grades above about 10 g/t Au. Vein alteration minerals include kaolinite, illite, and smectite, and (less commonly) barite and alunite. Adularia, largely replaced by quartz and clays, has only been observed in thin section.
9.2	Vein Zone
Gold is associated with oxidized pyrite and manganese oxide along with hematite-goethite, minor sphalerite, kaolinite, illite, and adularia. Arsenic, manganese, and barium are locally anomalous. Platy quartz that is a pseudomorph of carbonate, colloform banding, and open or clay-filled vugs accompanies the gold. The mineralization occurs within an extensive envelope of kaolinitic alteration that changes sharply to sericitic alteration in the footwall.

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9.3	Eureka
Eureka vein textures are typical of low-sulphidation epithermal systems and include colloform and crustiform banding, cockade, and Mn/Fe-oxide matrix breccias. At deeper levels, especially in the principal vein, delicate alternating colloform bands of quartz and adularia are developed, and bonanza Au—Ag grades are associated with dark, fine-grained ginguro sulphide bands.
Free gold is reported in the size range 10 to 40 µm, and locally 0.1 to 0.2 mm. Native silver and electrum are reported in the range 0.05 to 0.2 mm. Both native gold and native silver appear especially abundant in dark quartz veinlets or on their margins.
Oxidation and a possible post-mineralization phase of hypogene oxidation or deep surficial oxidation have remobilized the silver.
9.4	San Marcos
The mineralized east-trending vein at San Marcos is a braided system dominated by two primary veins, along with two separate sub-parallel veins and a hanging wall split. The two primary veins—main hanging wall vein and main footwall vein—are more persistent and predictable than the subsidiary veins. A hanging wall vein split intersects the primary vein at an angle of about 40º dipping near vertically and then rolling over and dipping south—southwest, opposite of the main vein. While this hanging wall split forms a relatively well-defined structure, it carries very little gold. There is quartz-veined stockwork silicified wall rock material, but it is only weakly mineralized.
The main hanging wall and footwall veins strike east—west and are defined over a strike length of 750 m. These veins, and the subsidiary hanging wall and footwall veins, dip vertically and occasionally as shallow as 80º. The main hanging wall vein, which is on the north side, averages 1.8 m thick and has a maximum thickness of 10 m; the main footwall vein, which is on the south side, averages 2.3 m thick and has a maximum thickness of 11 m.
Holes drilled by Andean have intersected clean white quartz veins with abundant coarsely crystalline pyrite, vein breccias, and some black banding. No detailed studies of the San Marcos mineralization have been made to date.

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9.5	Mariana Area (Mariana Norte, Mariana Central)
Mariana Central is made up of a main vein, a hanging wall split that separates from the main vein near the east end of the deposit and then rejoins the main vein 300 m farther to the west—northwest, and a separate, roughly parallel, secondary hanging wall vein that occurs about 100 m into the hanging wall of the main and hanging wall split veins. All of the defined veins have small, discontinuous sub-parallel veins. The main vein strikes west—northwest at about 305º and dips rather consistently at about 65º to the north. Overall dimensions of the main vein are 800 m long by 300 m high by an average of over 5 m thick, reaching a maximum modeled thickness of 19 m.
Mariana Norte is made up of a main vein, often with an adjacent sub-parallel footwall vein. A hanging wall split separates from the main vein near the east end of the deposit at an angle of about 20º. This hanging wall split dips very steeply northeast at over 80º. The main vein strikes west—northwest at about 280º and dips rather consistently at about 60º to the north. Overall dimensions of the main vein are 700 m long by 400 m high averaging 3.5 m wide; the widest part of the vein is approximately 10.2 m.
The Mariana mineralization is unoxidized and contains abundant pyrite, some of which is well crystallized, and other sulphides. Fine-grained black sulphides and sulphosalts are present especially at Mariana Central. Ginguro banding is also present but is not as abundant as at Eureka, and colloform-banded and apparent ginguro-textured quartz float is abundant on the surface.
The Mariana Central vein system has undergone a series of mineralizing events (Guido and Permuy, 2010) commencing with barren carbonate and culminating in major Au—Ag deposition:
•	Carbonate breccia;

•	Colloform banded quartz with amethyst;

•	Quartz adularia;

•	Gray chalcedony with disseminated sulphides;

•	Colloform-banded quartz—adularia associated with pyrite, chalcopyrite, galena, sphalerite and electrum;

•	Green chalcedonic quartz with abundant sulphides and sulphosalts including bornite, idaite, miargyrite, discrasite, argentite, sphalerite, galena, native Au and Ag, and electrum.

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9.6	Comment on Section 9
In the opinion of the Goldcorp QPs, the mineralization style and setting of the deposits is sufficiently well understood to support Mineral Resource and Mineral Reserve estimation.

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10.0	EXPLORATION
Exploration has been undertaken by Goldcorp, its precursor companies (e.g. gold exploration by Andean), or by contractors (e.g. geophysical surveys).
Exploration activities on the Project have included geological mapping, core drilling, reverse circulation drilling, trenching, soil and sediment sampling, ground geophysical surveys, mineralization characterization studies and metallurgical testing of samples. Petrographic studies and density measurements on the different lithologies have also been conducted.
A summary of the work programs completed to the Report effective date are summarized in Table 10-1.
10.1	Geological Mapping
Surface geological mapping from 2005—2008 was performed by Andean personnel over areas of veining, ranging from 1:5,000 to 1:500 scale. Mapping was used to identify lithologies, areas of quartz veining, and visible sulphide mineralization.
Mapping of the San Marcos area in 2009—2010 used Quickbird imagery and hand-held GPS. Maps were compiled using MapInfo Discover software, allowing hard-copy map production at various scales, as required. Mapping noted the distribution of mineralized quartz float and barren silicified boulders and attention was paid to the distribution of potential vein host rocks versus post-mineral cover. Silicification and breccias were also noted and mapped.
10.2	Geochemistry
During reconnaissance exploration from 2006 to 2010, a total of 289 rock chip samples were taken from areas of quartz outcrop. Rock chip sampling resulted in the discovery of the Eureka West mineralization.
10.3	Geophysics
Initial gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetics surveys were performed in the period 2005—2008 by Akubra Exploraciones and Argali Geofísica.

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Table 10-1: Exploration Summary Table

Operator	Work Undertaken
Newcrest	Geological mapping and reconnaissance rock chip sampling,
Pegasus	RC drilling (13 holes), trenching
MIM	Rock-chip sampling, ground geophysical surveys (IP and magnetic), RC drilling, resource estimation
MIM/Newcrest joint venture	Geological mapping, a soil geochemistry orientation study and MMI soil geochemistry survey, PIMA analysis of clay alteration minerals, preliminary metallurgical studies; trenching; ground magnetics and dipole-dipole IP geophysical surveys; an airborne radiometric and aeromagnetic geophysical survey; core and RC drilling
Oroplata	Evaluation and ground checking of Landsat and ASTER spectral anomalies; reconnaissance mapping and sampling, RC drilling
Andean	Data validation, geological mapping, reconnaissance rock chip sampling, backhoe trenching, gradient-array resistivity, dipole-dipole resistivity, gradient-array chargeability, and ground magnetic surveys, petrographic and mineralogical descriptions, RC and core drilling, metallurgical studies, engineering studies, mineral resource and mineral reserve estimates, permitting and environmental studies
Goldcorp	Data validation and review, RC and core drilling, metallurgical studies engineering studies, mineral resource and mineral reserve estimates, engineering development, permitting and environmental studies
Geophysical surveys covering the San Marcos prospect comprise ground magnetics, gradient-array IP (chargeability), and gradient-array resistivity. The surveys were carried out between September and December, 2009 by Argali Geofísica as part of a larger project that extended a previous (700 line km) magnetic survey over Eureka—Mariana and gradient array resistivity surveys at Eureka—Mariana, Vein Zone, and Bajo Negro (Jordan, 2009).
The entire Argali Geofísica survey comprised 1,419.3 line-km of ground magnetics and 788 line-km of gradient array. Both surveys were run on north—south grid lines, pegged by the geophysical contractor, spaced 50 m apart.
Ground-magnetic measurements extended the previous coverage of the Eureka area to the north and west. The most conspicuous feature is a west—northwest-trending lineament which coincides with the southern breccia vein at San Marcos. The lineament can be traced for at least 3 km west—northwest and 8 km east—southeast of San Marcos and is clearly a major fault. There are a number of west- to west—northwest-trending resistivity anomalies in a west—northwest-trending zone of generally low resistivity whose southern limit is the magnetic lineament.
There is abundant unoxidized pyrite associated with the Mariana Norte and Mariana Central veins, and perhaps for this reason, there are strong gradient-array chargeability anomalies associated with the prospects.
Figure 10-1 shows the results of the ground magnetic survey at San Marcos; Figure 10-2 shows the chargeability anomalies at the Mariana Norte and Mariana Central veins.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
10.4	Trenching
During 2005, 10 north-trending trenches totalling 745 m were excavated at Vein Zone, and one trench totalling 212 m was excavated at Bajo Negro. Additional trenching was undertaken in 2006—2007, including excavation and sampling of five backhoe trenches at the western end of the Eureka vein system to expose the Eureka West vein. Andean excavated six backhoe trenches at Bajo Negro in 2008. Two trenches were designed to investigate a resistivity feature east of the known vein, and the other four were used to explore the area to the northwest and southeast of the outcrops.
In 2009, Andean excavated three backhoe trenches south of the silicified ridge at Mariana that contains most of the anomalous vein quartz float. The trenches exposed highly brecciated andesite and some quartz fragments but no in-situ veins.
Typically trench data are superceded by the information from the drill programs.

10.5	Drilling

Drilling completed on the Project is discussed in Section 11 of the Report.

10.6	Bulk Density
Bulk density data collected to date on the Project are discussed in Section 12 of this Report.
10.7	Other Studies
A number of petrographic and mineralogical studies have been performed (Table 10-2).

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 10-1: San Marcos Deposit, Ground Magnetics
Note: Structure trending northwest is a breccia vein; east—west structure is a quartz vein; the red veins are the outcrops, and the blue lines are inferred trends. Pale green outcrops are andesite. Dark green outcrops are felsic ignimbrite. Blue outcrops are post-mineral volcanic rocks. Pegasus RC holes and trenches located in the field are shown; No Andean drill holes are shown on this figure.
Figure 10-2: Mariana Area, Gradient-Array Chargeability
Note: Chargeability anomaly shown in relation to Mariana vein traces at 550 m elevation (black lines). Drill holes shown as small black dots.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 10-2: Petrographic and Mineralogical Studies

Year	Author	Results/Findings
2005	La Plata University, thin- and polished-section examination	Samples (28) were from Vein Zone drill core.
All host rocks examined are ignimbrites with varying degrees of welding.
Dominant alteration is quartz-sericite with occasional kaolinite.
All samples are oxidized.
Where visible gold is present, it is commonly associated with oxidized pyrite.
Boiling is indicated in some samples by pseudomorphs after calcite or adularia.

2006	La Plata University, X-ray diffraction	Samples were the same ones from Vein Zone as in 2005.
Two generations of veinlet mineralization were identified. An early set contained mostly illite and was thought to have been deposited directly from the hydrothermal fluid. A later set of coarser veins containing mostly kaolinite was interpreted as a supergene overprint

2007	Universidad de Chile, petrology and mineralogy	Samples (12) were from Eureka Vein drill core.
The mineralogy and textures of the samples studied are typical of a low sulphidation epithermal vein system.
Samples contain sparse sulphides—mainly pyrite, sphalerite, and chalcopyrite, and their oxidation products.
Native gold was seen in only one sample; electrum was seen in two samples.
All samples show evidence that they are situated above a boiling level. Samples from the Main vein show no evidence of telescoping; however, samples from the West vein contain quartz textures that suggest superimposed events or telescoping.

2008	Cornejo, petrology and mineralogy	Samples were from Eureka (30) and Vein Zone (12).

2009	La Plata University, petrology and mineralogy	Samples were from Bajo Negro drill core (33) and Eureka drill core (4).

2010	La Plata University, petrology and mineralogy	Samples (5) were from Mariana Central drill core.
Identified seven mineralizing pulses at Mariana Central, all of which include quartz. The first two pulses also contain base metals and minor Au and Ag plus calcite, and are followed by quartz-adularia in phases 3 and 4. Phase 5 is the main phase of mineral deposition, with pyrite, chalcopyrite, sphalerite, Ag sulphosalts, native silver, and electrum. Quartz and quartz-calcite comprise phases 6 and 7.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
10.8	Exploration Potential
The veins for which Mineral Resources have been estimated to date have at least one open dimension:
•
Bajo Negro: the vein remains open to the northwest under the breccia; although this potential is relatively deep. Additional potential may remain at depth, although there is some indication from deeper drill holes that the mineralization is becoming lower in tenor with depth;

•	Eureka: The deposit is open to the northwest under the overlying La Matilde Formation of the Bahía Laura Complex, and to the east—southeast. Mineralization remains open at depth (Figure 10-3);
•
Mariana Central: the vein system is open to the west—northwest along strike of the main vein and to the east—southeast (Figure 10-4). Additional potential may remain at depth, although there is some indication from deeper drill holes that the mineralization is becoming lower in tenor with depth;

•	Mariana Norte: The deposit is open to the northwest direction for the hanging wall vein, and along strike in both directions for the main vein (Figure 10-4), and at depth;
•	San Marcos: Mineralization is open to the east and west (Figure 10-4), and at depth;
•	Vein Zone: There is potential to expand the Vein Zone deposit to its immediate northwest and southeast.
Regionally, the epithermal low-sulphidation Au—Ag-bearing quartz veins occur in two belts. Significant potential exists to increase the known mineralization of the West Belt by continued drilling of the eight currently known Au—Ag quartz veins. Further drill-definition of known veins in the East Belt is likely to produce positive exploration results.
The strike extent of presently-known veins is likely to be extended with additional drilling in areas of subdued topography and under post-mineral cover. There are numerous occurrences of quartz veins and silicified rock with anomalous gold and silver values which remain to be fully evaluated at Cerro Negro. Identification of additional veins is also anticipated in areas of surface silicification and beneath linear trends of silicified float boulders.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 10-3: Eureka Vein
Figure 10-4: Mariana—San Marcos

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Continued geologic mapping and prospecting between the East and West belts, in particular in the central portion of the property, will focus on extending mineralized zones beneath relatively thin post-mineral cover dominated by alluvium and lacustrine sedimentary units.
10.9	Comment on Section 10
In the opinion of the Goldcorp QPs, the exploration programs completed to date are appropriate to the style of the deposits and prospects within the Project. The structural and petrographic research work supports the genetic and affinity interpretations.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
11.0	DRILLING
Drilling completed on the Project is summarized in Table 11-1. Drill hole locations are indicated in Figure 11-1 for the entire Project area. More detailed drill hole location plans for the deposits areas are included as Figures 11-2 to 11-6.
Drill programs were completed by various contract drill crews and supervised by geological staff of the operator at the time. Where programs are referred to by company name, that company was the Project manager at the time of drilling, and was responsible for data collection.
Andean drilling has previously been reported by drill phase. Exploration by Andean began in March 2005 according to the following chronology: Phases 1 and 2, Phase 3, Phase 4, and Phases 5 and 6 represent field seasons generally separated by a winter shutdown period in mid-year. However, exploration continued in the winter of 2009, so there was no hiatus between Phases 5 and 6. The phases and durations are:
•	Phases 1 and 2 (May 2005 to June 2006);
•	Phase 3 (September 2006 to June 2007);
•	Phase 4 (September 2007 to June 2008);
•	Phase 5 (September 2008 to June 2009);
•	Phase 6 (July 2009 to present).
11.1	RC and Core Drilling Contractors and Equipment
Drill contractors and rig types, where known, are summarized in Table 11-3.
From July 2009, Andean policy was to use RC drill rigs for exploration targets and to drill core pre-collars. When an exploration hole cuts a quartz vein intercept(s) and analysis confirms a mineralized interval, the drill rig protocol is changed so that the follow-up target interval(s) is tested by coring methods. The follow-up drill holes can be either core only or a combination of RC as a pre-collar with a core “tail” to finish the drill hole.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 11-1: Project Drill Summary Table

		Drill Holes			Metres
				Total Drill Hole
Year	Project Operator	RC	Core	Number	RC	Core	Total Metres
1996—1997	Pegasus	13	0	13	1,511.00	0.00	1,511.00
1997	MIM	18	0	18	2,012.00	0.00	2,012.00
1998	MIM	5	7	12	686.00	1,082.30	1,768.30
1999	MIM	21	6	27	3,130.00	1,055.75	4,185.75
2000—2003	MIM	No Drilling
2004	MIM	11	0	11	1,331.00	0.00	1,331.00
2005	Andean Resource Ltd	10	16	26	1,192.50	3,034.10	4,226.60
2006	Andean Resource Ltd	8	33	41	1,100.50	6,436.30	7,536.80
2007	Andean Resource Ltd	34	71	105	8,091.00	18,048.90	26,139.90
2008	Andean Resource Ltd	89	68	157	24,807.00	17,774.85	42,581.85
2009	Andean Resource Ltd	84	165	249	39,504.85	19,899.00	59,403.85
2010	Andean Resource Ltd	27	173	200	6,105.00	58,414.00	64,519.00
2011	Goldcorp	0	30	30	0.00	6,704.40	6,704.40

	Total	307	569	876	87,959.85	132,449.60	220,409.45

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-1: Project Drill Hole Location Plan

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-2: Drill Hole Location Plan, Eureka Area

Eureka
2.394.000
2.394.500
2.395.000
2.395.500
4.808.000
4.807.500
GOLDCORP
CERRO NEGRO PROJECT
Eureka
Drill holes location map

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-3: Drill Hole Location Plan, Bajo Negro

2.406.500
2.407.000
2.407.500
2.408.000
4.805.500
4.805.000
4.804.500
Bajo Negro
GOLDCORP
CERRO NEGRO PROJECT
Bajo Negro
Drill holes location map

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-4: Drill Hole Location Plan, Vein Zone

2.408.500
2.409.000
2.409.500
2.410.000
4.806.500
4.806.000
GOLDCORP
CERRO NEGRO PROJECT
Vein Zone
Drill holes location map

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-5: Drill Hole Location Plan, San Marcos Area

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-6: Drill Hole Location Plan, Mariana Norte and Mariana Central

2.398.000 mE
2.398.500 mE
2.399.000 mE
2.399.500 mE
4.810.000 mN
4.809.500 mN
4.809.000 mN
Mariana Norte
Mariana Central
GOLDCORP
CERRO NEGRO PROJECT
Mariana Norte & Mariana Central
Drill holes location map

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 11-2: Drill Contractors

Company	Year	Drill Contractor	Rig Type	Core Diameter
Pegasus	1996—1997	No available information
MIM	1997	Perforaciones Madcur	Ingersoll-Rand T4W rig	5.5-inch face-sampling hammer
	1998	Bolland y Cia.
	1998—1999	Perforaciones Madcur	UDR-1000	Primarily HQ with some NQ
Oroplata	2002	Patagonia Drill Mining Services S.A.	Drilltech D40 KX	face-return 5 1/4 inch (diameter) button bits
	2004	Major Perforaciones	UDR-1000	face-return 5 1/4 inch (diameter) button bits
Andean	Phases I—IV	Major Argentina	UDR-1000 UDR-650 Schramm truck-mounted UDR-200 track-mounted	Primarily HQ, reducing to NQ where required. Three PQ
	Phase 5	Major Argentina	UDR-1000
	2010	Major Argentina	Schramm T-685-SW (RC only), UDR-1000 (RC and DDH combination), UDR-650 (DDH), and ED-50 (DDH)
11.2	RC and Core Logging
No information is available on the Pegasus logging protocols. For the MIM drilling, core was logged, photographed, and cut on site. During the Oroplata drill programs, chips were logged at the completion of each hole with results recorded in the field on handwritten log sheets and later transferred to a computer format.
Prior to the use of the current logging software, core was logged initially on log sheets designed by Andean personnel, but the logging format was changed in October 2005 to log sheets designed by Hellman and Schofield. Previously logged drill holes were re-logged in this format. However, subsequently it was determined that the Hellman and Schofield logging format did not adequately represent the geology of the deposit, and its use was discontinued in favour of the digital logging system.
Currently, logging is entered directly into a computer program called DH Logger, a component of Century Systems. Logging data includes:
•	Alteration (intensity, type, texture);

•	Breccias (filling, intensity, type);

•	Clay type;

•	Colour and intensity;

•	Hardness;

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
•	Lithology;

•	Mineralization (mode, volume);

•	Moisture;

•	Oxidation;

•	Rock unit;

•	Vein type;

•	Texture.
In addition, geotechnical logging was performed. MDA used only the core recovery and rock quality designation (RQD) data.
All drill core from the Andean programs has been photographed.
Ristorcelli et al. (2010) noted that Shatwell (2007a) had reported that structural measurements were taken on oriented core. A plasticine impression of the core stub was made, and structures were measured directly using a core frame and Brunton compass.
According to Shatwell (2008):
“The procedure for obtaining oriented core was changed in Phase 4, by introduction of a Reflex tool instead of the plasticine technique used in previous phases. The Reflex core orienting system uses accelerometers to record the low side of the core each minute that the tool is in the hole, and is considered state-of-the art in the industry. Selected structures on oriented core were measured in the normal way using a core frame and Brunton compass.”
Oriented core determinations were largely discontinued after 2007, except in selected holes used for geotechnical studies.
11.3	Collar Surveys
Collar locations of holes drilled by prior operators were determined by a licensed surveyor using a differential GPS unit.
Detailed XYZ coordinates were obtained for all drill holes except just a few whose locations could not be verified.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Contracted surveyors have been used from time to time. From 2009, the surveyor has been an employee of Andean. Andean’s surveyor reports collar locations to the nearest millimetre using a differential GPS unit.
11.4	Down-hole Surveys
There is no information on down hole surveys for the Pegasus drilling. Down-hole survey data on core holes CNDD-1 to CNDD-13, drilled by MIM, were provided to Andean by Oroplata Pty Ltd. and were included in the database (Shatwell, 2006b). No additional information is available for the Oroplata drilling.
Andean completed down-hole surveys using an Eastman camera for holes drilled up to July 2007, a Reflex system tool for drill holes drilled between July 2007 and September 2008, and a gyroscopic system for holes drilled since. The drill hole deviation is determined after completion of the hole as the drill string is removed. In some earlier programs, down-hole surveys were only taken at the midpoint and bottom of the holes, but as of 2008, down-hole surveys were taken on increments of 10m and 30 m.
For holes drilled prior to VRC-905, core, but not RC drill holes, were surveyed by Eastman camera or the Reflex system tool; the drillers conducted the surveys. Drill holes from VRC-905 onward were surveyed with gyroscopic equipment by Comprobe Ltda. (Comprobe). Ristorcelli et al (2010, 2011) noted that the initial azimuth orientation of the down-hole instrument was determined using a tripod-mounted magnetic compass, which limits the accuracy of the survey azimuths to that of the magnetic compass.
11.5	Recoveries
For the Pegasus drill programs, recoveries of 80% to 90% were recorded. Wet samples were split by hydraulic splitter, and recoveries were not determined.
For Andean RC drill programs, recoveries were estimated by comparing the weight of sample with the theoretical sample weight for the hole-size assuming an S.G. of 2.35 g/cc. However, recoveries for wet samples are only approximate, since the rig-mounted splitter delivers only an approximate 75:25 split.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
According to Pressacco (2007), drilling on Vein Zone encountered difficulties with recoveries in the mineralized intervals with both the RC and core methods, but core drilling on balance provided better recoveries. Pressacco further noted that:
“The poor core recoveries lead to a degree of uncertainty in the accuracy of the assay data for the zones of low recovery. The data could potentially be biased on the low side by not recovering an equal volume of mineralized core due to grinding or the data could be biased to the high side by not recovering an equal volume of unmineralized core due to washing or grinding.”
Hellman and Schofield (2006) also noted that difficult drilling conditions resulted in poor diamond core recoveries in early stages of Andean’s core drilling. Densely veined intervals appeared to have particularly poor recoveries (Hellman and Schofield, 2006); however, there was no clear correlation of poor recovery with either increased or decreased grade (Hellman and Schofield, 2006).
Cooper et al (2008) noted that the quality or integrity of the core in the mineralized intervals of the 1.0 and 1.1 veins at the Eureka West deposit was commonly quite low, consisting of variably-sized fragments of core that ranged in size from sand to solid lengths of core. However, Cooper et al (2008) considered that the low rock-quality character did not have an obvious impact on the gold and silver grades of the individual samples.
Specific impact of core drilling versus RC drilling for the Vein Zone and Eureka deposits evaluated by Ristorcelli et al., (2009, 2010, 2011) indicated that the RC drilling samples are, on average, lower than the core drilling samples. MDA note that there is a relationship between core recovery and grade at Vein Zone which imparts some uncertainty for those samples, but does not necessarily mean there is a bias put into the samples.
Subsequent to the development drilling at Eureka, development drilling has been entirely by core methods, and MDA has placed no qualifications on the sample quality at Bajo Negro, Mariana Central, Mariana Norte, and San Marcos.
Those samples deemed by MDA to be questionable or in doubt, were excluded from use in mineral resource estimation.
11.6	Typical Drill Intercepts
Drill hole intersections and geologic interpretations are presented in Figures 11-7 to 11-18. These sections indicate the orientation of the drill holes in relation to the veins, and illustrate the nature of the gold and silver mineralization encountered in core.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-7: Drill Section 150 E showing Gold Values, Eureka Deposit post-mineralization unit
principal vein
first footwall vein
footwall/hanging wall fault
650
600
550
500
450
400
350
300
250
200
150
Gold Domains
stockwork (low-grade)
vein (mid-grade)
banded vein (high-grade)
quartz vein
Drill Hole g Au/t
0 20 50 80 100
scale is in meters
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
ANDEAN RESOURCES LTD.
Cerro Negro Project
Geology Section Au 150E
DATE
June 10, 2009
SCALE
As shown

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-8: Drill Section 150 E, showing Silver Values, Eureka Deposit post-mineralization unit
principal vein
first footwall vein
footwall/hanging wall fault
Silver Domains
stockwork (low-grade)
vein (mid-grade)
banded vein (high-grade)
quartz vein
Drill Hole g Ag/t
0 20 50 80 100
scale is in meters
MINE DEVELOPMENT ASSOCIATES
Reno
Nevada
ANDEAN RESOURCES LTD.
Cerro Negro Project
Geology Section Ag 150E
DATE
June 10, 2009

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-9: Drill Section 250 N showing Gold Values, Bajo Negro Deposit

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-10: Drill Section 250 N, showing Silver Values, Bajo Negro Deposit

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-11: Drill Section 8650 E showing Gold Values, Vein Zone

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-12: Drill Section 8650 E, showing Silver Values, Vein Zone

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-13: Drill Section 150 E showing Gold Values, Mariana Central

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-14: Drill Section 150 E, showing Silver Values, Mariana Central

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-15: Drill Section 650 N showing Gold Values, San Marcos

600
550
500
450
400
350
300
Gold Domains
low-grade stockwork/silicified domain
mid-grade vein domain
high-grade vein domain
quartz veins
0 25 50 100
Drill Hole Cutoffs
g Au/t
>= 0.000
>= 0.200
>= 0.300
>= 2.000
>= 3.000
>= 15.000
>= 30.000
MINE DEVELOPMENT ASSOCIATES
GoldCorp
Cerro Negro - San Marcos
Gold Domains Section 650N

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-16: Drill Section 650 N, showing Silver Values, San Marcos

600
550
500
450
400
350
300
Silver Domains
low-grade stockwork/silicified domain
mid-grade vein domain
high-grade vein domain
quartz veins
0
25
50
100
Drill Hole Cutoffs
g Ag/t
< 0.1
>= 0.1
>= 10.0
>= 12.0
>= 80.0
>= 90.0
>= 300.0
>= 1500.0
MINE DEVELOPMENT ASSOCIATES
GoldCorp
Cerro Negro - San Marcos
Silver Domains Section 650N

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-17: Drill Section 100 N showing Gold Values, Mariana Norte

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 11-18: Drill Section 100 N, showing Silver Values, Mariana Norte

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
11.7	Comment on Section 11
In the opinion of the Goldcorp QPs, the quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation as follows:
•	Drilling from the Pegasus programs does not support mineral resource estimation;
•	Core logging meets industry standards for gold and silver exploration;
•	Collar surveys have been performed using industry-standard instrumentation;
•	Downhole surveys performed after 2006 were performed using industry-standard instrumentation;
•	Recovery data from core drill programs are acceptable;
•	Depending on the dip of the drill hole, and the dip of the mineralization, drill intercept widths are typically greater than true widths;
•
Drill orientations are generally appropriate for the mineralization style, and have been drilled at orientations that are optimal for the orientation of mineralization for the bulk of the deposit area (Figures 11-7 to 11-18);

•
Drill orientations are shown in the example cross-sections (Figures 11-7 to 11-18). The drill sections display typical drill hole orientations for the deposits, show summary assay values using colour ranges for assay interval histograms that include areas of non-mineralized and very low grade mineralization, and outline areas where higher-grade intercepts can be identified within lower-grade sections. The sections confirm that sampling is representative of the gold and silver grades in the deposits, reflecting areas of higher and lower grades;

•	MDA accepted the drill data as suitable to inform mineral resource estimation (see also Sections 12, 13, and 14).

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
12.0	SAMPLING METHOD AND APPROACH
12.1	RC Sampling
Pegasus RC drill holes were sampled every metre. Dry cuttings were quartered in the field to provide an assay sample of 7 kg to 9 kg. Samples were combined into 2—4 m composites, depending on lithology and mineralization.
During the MIM programs, sampling was carried out every 2 m, with further splitting of each interval to collect a 5 kg sample (Shatwell, 2006b).
Oroplata drill holes at Eureka (in 2002) and Vein Zone (in 2004) were flushed and sampled at 1 m intervals, with the entire sample collected in large plastic bags at the base of the sampling cyclone. The samples were split through a large, two-deck steel riffle splitter, producing a 3 kg to 4 kg sample. Composite 2 m samples for geochemical analysis were obtained in 2002 by combining pairs of 1 m samples from adjacent intervals. There was no information on how wet samples were split during 2004 (Shatwell, 2006b).
All RC holes drilled by Andean have been sampled every metre, with the exception of the first hole drilled at Vein Zone which was sampled every 2 m.
For drill holes VRC501-510, drilling crew delivered the full dry sample for each metre to Andean sampling personnel at the rig site. This sample was then riffle-split 7/8:1/8 using a Jones-type splitter at the drill site, and the 1/8 split was delivered to the sample preparation laboratory at El Retiro for further processing. The weight of the 1/8 assay split was recorded in the sample preparation laboratory after drying. Riffle splitting was not possible for wet holes, and samples from these holes were stored in permeable bags and left to settle. These samples were then batch-split using a wet cyclone with a splitter attached to the rig.
For RC holes drilled after VRC-736, samples were split approximately 75:25 by a splitter attached to the cyclone on the rig, and this procedure was applied to both wet and dry samples. If samples were dry, both splits were weighed on site and the 1/4 split was delivered to the sample preparation laboratory. If samples were wet, they were not weighed at the rig site but the 1/4 split was oven-dried and weighed at the sample preparation laboratory.
From 2009, for RC drill holes, samples were collected by the drilling crew from a cyclone attached to the rig. Dry samples were riffle split using a Jones-type splitter, and a 1/2 split was sent for sample preparation. Wet samples were first split using a wet cyclone attached to the rig; the split size was not recorded. Essentially all drilling below 50—100 m depth is wet.

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During 2009—2010, the primary samples were organized, and drill-rig duplicates and blanks were inserted into the sample stream in consecutive numbers so that the analytical laboratory was unaware of these samples. Andean also placed a “dummy” sample in the sample stream as a placeholder for the to-be-inserted pulp standards after sample preparation, including pulverizing, is completed. One of each blank, standard, and duplicate sample was inserted per approximately 71 samples.
Goldcorp uses similar procedures to Andean.
12.2	Core Sampling
During the MIM programs, core was split in half using a diamond saw and was sampled over 1 m intervals unless a different interval was required because of the geology (Shatwell, 2006b).
Andean drill core is transferred to the core shack at the exploration camp where it is laid out and washed by a technician. The core recovery and RQD are measured between wood blocks. The core is then marked up in 1 m intervals taking core recovery into account. The geologist marks the core with a line for splitting. Andean technicians split the core using a diamond rock saw for core samples of the vein and a hydraulic splitter for the remainder of the holes, producing a sample of 1 kg to 3.5 kg. In the past all the core was either cut with a saw or split with a hydraulic splitter.
Core samples collected for analysis are typically 1 m in length, but range from 20 cm to 3 m. The lengths are adjusted by the geologists to best represent geologic boundaries. In the initial Andean drill programs prior to drill hole EDD-722, samples were taken on regular 1 m intervals regardless of geology.
Bagged core samples are laid out in an orderly fashion, and then standard, blank, and duplicate samples are inserted in the sample stream at the same frequency as noted for the RC sampling.

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12.3	Bulk Density/Specific Gravity
Bulk density is routinely determined by Alex Stewart Argentina Laboratories on behalf of Andean on a batch basis using small (approx 10 cm) pieces of drill core or half-core, previously oven-dried in the sample preparation laboratory. The following procedure was used:
•	Briefly immerse sample in melted paraffin wax so as to give a thin uniform wax coating;
•	Weigh sample in air;
•	Weigh sample in water;
•	Calculate bulk density by (weight in air)/ (weight in air — weight in water).
From time to time, checks are made by measuring the volume of water displaced by the sample (i.e., volume of the sample) and deriving bulk density by the ratio of weight/volume.
For the Bajo Negro mineral resource estimate, Andean did its own measurements of specific gravity, on the site, using a conventional water-immersion method on pieces of drill core. The specimens used for specific gravity measurements are coated with paraffin wax to prevent water from entering pores and vugs. The weight of the wax is taken into account when calculating the specific gravity.
MDA (Ristorcelli et al, 2010, 2011) observed Andean’s technicians performing specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted.
The conventional water-immersion method used for specific gravity measurements has a deficiency; it cannot account for large vugs on the outsides of the specimens, if those vugs do not completely fill with wax. Such large vugs exist in the mineralized quartz veins at Eureka, and somewhat less commonly at Bajo Negro. For the 2009 mineral resource estimates, MDA made an adjustment to compensate for this and to account for unavoidable sample selection biases.
During 2010, Andean adopted a dry volumetric measurement method, at MDA’s suggestion. The method is as follows:
•	Use samples consisting of whole un-split core 10 to 25 cm. long;
•	Using callipers, take three measurements of the diameter of the cylinder of core, and average them in order to calculate a diameter and radius;
•	Take two measurements of the length of the cylinder of core, and average them;
•	Use the radius and length averages of the piece of core to calculate the volume;
•	Dry the piece of core in a warm oven. Weigh it periodically during the drying process. When the weight ceases to change, the core is free of pore space moisture, and the final weight is obtained.
•	Using the weight and volume, calculate the specific gravity.

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12.4	Comment on Section 12
A description of the geology and mineralization of the deposit, which includes lithologies, geological controls and widths of mineralized zones, is included in Section 7 and Section 9.
A description of the sampling methods, location, type, nature, and spacing of samples collected on the Project is included in Section 10 and Section 12.
A description of the drilling programs, including sampling and recovery factors, are included in Section 11 and Section 12. All collection, splitting, and bagging of RC and drill core samples were carried out by company personnel, with the company and personnel varying depending on the date of the drill program. No material factors were identified with the drilling programs that could affect the reliability of the sample data used for Mineral Resource estimation.
Figures 11-1 to 11-5 in Section 11, which show drill hole collar locations, indicate that the sizes of the sampled areas are representative of the distribution and orientation of the mineralization. The figures show approximate drill hole collar traces in relation to the orientation of the mineralization. The figures also show drill hole assay intervals include areas of non-mineralized and very low grade mineralization, and confirm that sampling is representative of the copper, gold, and silver grades in the deposit, reflecting areas of higher and lower grades.
Data validation of the drilling and sampling program is discussed in Section 14, and includes review of database audit results.
In the opinion of the QPs, the sampling methods are acceptable, meet industry-standard practice, and are adequate for Mineral Resource and Mineral Reserve estimation purposes, based on the following:
•	Data are collected following industry standard sampling protocols;
•	Sample collection and handling of core was undertaken in accordance with industry standard practices, with procedures to limit potential sample losses and sampling biases;
•
Sample intervals in RC drilling and core are variable. Typically, sample lengths average 1 m, but can vary from 30 cm to 2 m, depending on the geology of the interval being sampled. Early Andean programs tended to have strict 1 m sample lengths, irrespective of lithology. Not all drill material may be sampled depending on location and alteration.

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•	Bulk density determination procedures are consistent with industry-standard procedures;
•	There are sufficient acceptable bulk density determinations to support the bulk density values utilized in tonnage estimations.

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13.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY
From the time of Andean’s acquisition of the Project to date, Project staff employed by Andean and predecessor companies were responsible for the following:
•	Sample collection;
•	Core splitting;
•	Sample despatch to the analytical laboratory;
•	Sample storage;
•	Sample security.
13.1	Analytical Laboratories
Several primary assay laboratories have been used for routine analyses over the Project history.
SGS Laboratories were used by Pegasus in 1996—1997. SGS is an independent analytical laboratory service provider; accreditations at the time of sample preparation and analysis are not known. Samples were prepared by SGS Laboratories at their mobile laboratory in San Julián and assayed by SGS in Chile.
SGS is interpreted to have performed the sample preparation and analysis for the first two MIM RC drill campaigns and the first three core drill holes; information available notes that sample preparation was performed at San Julián. In 1998, following a check assay program to confirm analytical values received from SGS, MIM used ALS Chemex. For all subsequent RC and core drilling, sample preparation and analysis were performed by ALS Chemex in Chile, Mendoza, and Vancouver. ALS Chemex is an independent analytical laboratory group; certifications of the laboratories performing sample preparation and analysis are not known at the time of the work. Bondar Clegg Laboratories undertook check sampling during the MIM programs. Bondar Clegg is now owned by the ALS Chemex group. Laboratory accreditations at the time of the check assaying are not known.
Samples from the Oroplata programs were despatched for sample preparation to the ALS Chemex preparation facility in Esquel, Argentina and analysed at the Mendoza laboratory. Certifications for either facility are not known for the time the work was completed.
For the Andean Phase 1 to Phase 4 drilling programs, samples were prepared by Alex Stewart Argentina at a sample preparation facility at El Retiro within the Project.

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Prepared samples were then assayed by the Mendoza laboratory of Alex Stewart. Certifications for either facility are not known for the time the work was completed. The Mendoza laboratory appears to have held ISO9001:2000 certification from at least 2007. Check sampling was performed by Acme Laboratories (Acme) in Mendoza; the laboratory was independent of Andean, but analytical accreditations are not known for the timeframe in which the work was completed.
From September 2008, sample preparation was performed by Acme in Mendoza, and analysis by Acme in Santiago, Chile. From 2005, the Santiago laboratory has had ISO9001:2000 accreditation.
On June 29, 2010, sample preparation was again moved to the Project site to a laboratory staffed by two Acme employees, who work with and oversee two labourers who are paid by Andean but are overseen by Acme. Standards are now inserted on site, by Andean personnel, following sample preparation and before the pulps are shipped to Chile for assaying.
13.2	Sample Preparation
No information is available on the sample preparations procedures used for the Pegasus or MIM drill programs.
Sample preparation information is only available for the Oroplata drill program at Eureka. For these drill holes, samples were crushed to greater than 80% passing a 10 mesh screen, split to 250 g to 300 g, and pulverized to greater than 95% passing a 150 mesh screen.
Andean Phase 1 to Phase 4 RC and core drill hole samples underwent the following sample preparation:
•	Weigh sample (if samples are wet, they are weighed following drying);

•	Dry sample at 80 – 90°C;

•	Crush to 80% – 10 mesh;

•	Riffle split to obtain 1 – 2 kg;

•	Grind split to 85% – 200 mesh;

•	200 g split for assay in Mendoza.

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From Phase 5, the sample preparation procedure as provided by Acme has been:
•	Receive samples, and check the list of samples received against the way bill and/or work orders received from the client. Advise the client of findings;
•	Dry samples in warm air at 60°C;
•	Crush the samples to 70% passing 10 mesh screens. Crushers are cleaned between every sample using compressed air and between every 10 samples by crushing unmineralized quartz;
•	Crushed material is split using a rotary sampler or riffle splitter to obtain a 500 g sub-sample. Preparation duplicates are obtained at this stage, one every 40 samples;
•	The 500 g sub-sample is pulverized to 95% passing 150 mesh. Pulverizers are cleaned between every sample using compressed air and every 10 samples by pulverizing unmineralized quartz;
•	200 g of material are sent for analysis, and 300 g are retained as “witness” material.
13.3	Sample Analysis
No information is available on the sample analytical procedures used for the Pegasus or the majority of the MIM drill programs. For the January 1998 MIM drilling, gold was analyzed by a 50 gram charge fire assay with atomic absorption (AA) finish, and by inductively-coupled plasma (ICP) analysis following aqua regia digestion for base metal and indicator elements. Analysis at ALS Chemex for the MIM for RC and core drilling was by 50 g charge fire assay with an AA finish.
The only analytical information available for the Oroplata drilling is for sampling from the Eureka area. Samples were assayed for gold by fire assay on 50 g nominal sample weight and were also analyzed for 34 elements, including base metals, by aqua regia acid digestion/inductively coupled plasma-atomic emission spectroscopy (ICP-AES) analysis.
For the Phase 1 to Phase 4 Andean drill programs, gold was determined by fire assay on a 50 g sample using an AA finish. Samples assaying greater than 10 g/t were re-assayed using a gravimetric finish. In addition to gold, the Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, Sb, Sc, Se, Sn, Sr, Te, Ta, Ti, V, W, Y, Zn, and Zr abundances were determined by ICP.
From Phase 5, gold is analyzed by fire assay and silver by aqua-regia digestion with AA finish and ICP analysis for a suite of multi-elements. Silver over-limits (>200 g/t Ag prior to Phase 5 and >100 g/t Ag for Phase 5) are analyzed by fire assay gravimetric finish. Over-limits for gold are 10 g/t Au at which point the finish on the re-assay is done with gravimetric methods. The ICP method provides analyses for multiple elements in addition to silver.

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13.4	Quality Assurance/Quality Control Programs
There is no information available for any quality assurance/quality control (QA/QC) programs for the Pegasus drilling. The Pegasus drill holes do not inform mineral resource estimation.
MIM drill programs had a blank and a duplicate sample inserted into the sample stream every 30 m, and a standard inserted every 50 m. Blanks consisted of about 5 kg of a local tuff known to contain insignificant mineralization and a total of 51 blanks were inserted. MIM used commercial and in-house standards for all of their drilling, with a total of 74 standards reported. Programs of cross-laboratory checks and screen fire assay checks were conducted.
Hellman and Schofield (2006) reported that Oroplata Pty Ltd. conducted no QA/QC except for one duplicate sample per drill hole.
The QA/QC for Phase 1 to Phase 4 drilling programs consisted of (Shatwell (2006b, 2008):
“Andean inserts one each of a blank, duplicate, and standard pproximately every 20 samples for RC and core drilling and also in trench samples. Although where they are inserted is determined by Andean’s geologists who note them in sample ticket booklets, because both sample preparation and assaying are performed by the Alex Stewart laboratory, the Alex Stewart staff is aware of where these quality control samples occur in the sample sequence... Samples used for blanks are prepared from local basalt that is known to contain no significant mineralization. The samples are crushed in the Alex Stewart sample preparation laboratory... Duplicate samples are prepared from the 10-mesh crushed rejects prepared in the Alex Stewart sample prep laboratory”.
Standards were provided by Geostats Pty Ltd. of Western Australia. Prior to October 2005, standards for gold were routinely inserted into the drill hole sample series by staff of the Alex Stewart sample prep lab. Since then, Andean’s geologists insert the standards into the sample stream so that the gold grade of the standard is not known by Alex Stewart laboratory personnel.
Modifications were made to the QA/QC procedures in 2008. The use of commercial gold standards was discontinued, and an in-house standard suite that more closely reflected the high gold and silver grades found in the Eureka West vein was prepared.

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Early QA/QC programs had not included a silver standard; such standards were prepared and inserted in sample streams from 2009.
Current QA/QC practices include insertion of blanks, sample duplicates, and on-site and commercially available standards to check for contamination in crushing of the sample, cross contamination within the laboratory, assay precision, and accuracy. Each drill shift has a QA/QC person that attends to the sample analysis. One of these geologists is the QA/QC manager and is responsible for tracking and updating the assay results and database. Limits are set for the QA/QC standard samples to fall within an acceptable range, usually two standard deviations; a warning range, two to three standard deviations; and a failure category, which is over three standard deviations. The acceptable range for blank samples is set at six times the detection limit of the element in question. All failures are reported to the assay lab, and the manager and lab work together to find a reason for the discrepancy. Often this results in a re-assay of the standard and samples which are adjacent to it. The original assays are entered into the database. Duplicate samples do not have a failure limit as all assays are accepted. The difference in duplicate assays indicates the precision level of the laboratory analysis and/or can point towards issues such as a “nugget” problem.
Insertion of QA/QC samples is similar as in prior drill phases with the exception that the standard pulps are now inserted by an Andean contract employee prior to the pulps being forwarded to Santiago, Chile for analysis. This insertion is done with all efforts for the QA/QC sample to be “blind” to the laboratory personnel.
All QA/QC samples are tracked and results reported on a monthly and year-end basis.
13.5	Databases
All date in the field is recorded in written form in field books, log books, sample sheets, logging forms or shipping forms. Various phases of record keeping are repeated in the subsequent step to confirm recorded values or numbers.
Geological and geotechnical data are digitally captured, using pre-set logging forms and codes. Data from third parties such as laboratories or survey contractors are generally supplied in digital and printed form.
All data are verified using software checks prior to upload into the master database.

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13.6	Sample Security
All preparation and handling of samples at the Cerro Negro Project site is done by Goldcorp employees, and prior to that, by Andean employees. No information regarding sample security for programs prior to that of Andean is available.
Once the drill samples have been collected, they are brought to a secure area next to the core shack and placed in steel-wire-reinforced plastic bins that are held on-site until a sufficient number of samples have been collected for a shipment. Once the bins are filled, usually weekly, a private trucking company is called to come to site and transport the samples directly to the Acme preparation laboratory in Mendoza, Argentina. The plastic bins are covered with an impermeable tarpaulin that is only removed upon arrival to the laboratory, and during this two-day drive, no other cargo is loaded on top of the truck. The Acme laboratory personnel unload the samples and put them in the queue for preparation. Any sample number errors or missing samples are reported to Andean, and no work is performed until the problem is resolved.
Once delivered to Acme, the samples are under Acme’s control until the preparation of the pulps is completed. Then, an individual hired by Andean through a temporary work company takes custody of the pulps and inserts the standards and blanks into the sample pulp sequence, according to instructions that have been emailed to the person doing the inserting. After this, the pulps are returned to Acme, who takes responsibility for shipping them to Santiago, Chile, usually by air.
13.7	Sample Storage
Andean retained a small washed split of each RC sample interval, which was stored in an RC chip tray. The coarse and fine rejects (pulps) from Acme are returned to the project on a regular basis and are stored in Project sample storage sheds. Half core is retained in core trays and stored on site.
13.8	Comment on Section 13
The QPs are of the opinion that the quality of the gold, copper, and silver analytical data are sufficiently reliable (also see discussion in Section 14) to support Mineral Resource and Mineral Reserve estimation and that sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards as follows:
•
Drill sampling has been adequately spaced to first define, then infill, gold and copper anomalies to produce prospect-scale and deposit-scale drill data. Drill hole spacing varies with depth. Drill hole spacing increases with depth as the number of holes decrease and holes deviate apart, and is more widely-spaced on the edges of the deposits;

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•
Sample preparation for samples that support Mineral Resource estimation has followed an essentially similar procedure since 2006. The preparation procedure is in line with industry-standard methods for gold—silver deposits;

•	RC cuttings and drill core were analysed by independent laboratories using industry-standard methods for gold, and silver analysis;
•	There is limited information available on the QA/QC employed for the earlier drill programs;
•
Typically, Andean and Goldcorp drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any significant problems with the analytical programs, therefore the gold and silver analyses from the core drilling are suitable for inclusion in Mineral Resource estimation;

•	Data that were collected were subject to validation, using in-built program triggers that automatically checked data on upload to the database;
•
Verification is performed on all digitally-collected data on upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards;

•	Sample security has relied upon the fact that the samples were always attended or locked in the on-site sample preparation facility;
•	Chain-of-custody procedures consist of filling out sample submittal forms that are sent to the laboratory with sample shipments to make certain that all samples are received by the laboratory;
•	Current sample storage procedures and storage areas are consistent with industry standards.

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14.0	DATA VERIFICATION
A number of data verification programs and audits have been performed over the Project history, primarily in support of technical reports, but also to verify that data collected were sufficiently reliable for the purposes of Mineral Resource and Mineral Reserve estimation.
14.1	2000
Verification performed at the completion of the MIM work programs (Jennings 2000b) concluded:
•	Field sampling practice for reverse circulation and diamond drilling was acceptable at Cerro Negro. No apparent contamination during the drilling or sampling phases was noted;

•	Although batch effects cannot be taken into account in this study, it appears that ALS has good internal consistency to its analyses. Insufficient comparative data exist for Bondar Clegg;

•	No evidence of significant gold nugget effects is apparent in any of the data sets;

•
Core assay results are consistently lower than percussion results. This may indicate a smearing effect, or it may be that diamond drilling is washing away fine gold from the core. Given the reproducibility of the results, the latter is more likely.

The data were considered suitable for mineral resource estimation purposes.
14.2	2006
All Oroplata Pty Ltd. and MIM drill holes that could be located and positively identified in the Main Zone area were resurveyed for Andean by a licensed surveyor. Discrepancies were noted with the collar locations of the MIM drilling, and three drill holes were subsequently excluded from the drill database. Reported collar positions for the Oroplata drill holes agreed well with the survey data.
Holes drilled by Pegasus, MIM and Oroplata Pty Ltd. at Eureka and Mariana were located in the field, and their positions were checked by hand-held GPS and in most cases by differential GPS. Hole collars were considered to be acceptably located.
A small check assaying program of 101 samples was conducted for Vein Zone samples in which jaw-crushed reject material from phases 1 and 2 originally assayed by Alex Stewart was checked by ALS Chemex. The mean of ALS’ samples was 4.7% below that of Alex Stewart’s primary assays (Hellman and Schofield, 2006), and the results were considered to be comparable with no biases between the laboratories.

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Two twin holes were completed in 2006. One was misaligned, and therefore did not represent a true twin; the second returned comparable grades and drilled widths.
14.3	2007
Andean re-assayed 412 samples of RC rejects from holes drilled by MIM in 1997—1998 and found acceptable agreement with the original MIM assays, despite the samples having been stored in less than an ideal situation.
A total of 293 samples from Andean’s Phase 3 program were re-assayed by Acme. Results indicated acceptable agreement between the original and reassay values.
Micon selected 23 samples of pulps from drill hole VDD-628 and had shipped them to Acme for assay. Results indicated good agreement.
Andean drilled hole VDD-764 as a twin to Oroplata Pty Ltd’s RC hole CNRC-405 drilled in 2004. Zones of extensive stockworking were encountered in the Andean drill hole that had not been recorded in the Oroplata drilling. Additional twinning of the Oroplata drilling was recommended.
14.4	2008
Micon completed a review of existing data verification programs during 2008. The following were noted:
•	A comprehensive review of all previous drill holes likely to affect the Vein Zone resource was carried out at the start of the Andean program in 2006;

•
At the Eureka area, the holes drilled by Pegasus, MIM and Oroplata Pty Ltd. between 1996 and 2002 were all located in the field and their collar positions surveyed. Geological and assay data for these holes were located and evaluated;

•
Andean twinned two RC holes in the Eureka West vein in 2008, with holes cored through the mineralized intervals. Drill hole EDD-809 (core) was completed to twin RC hole ERC-764, and drill hole EDD-810 was completed to twin RC hole ERC-747;

•	The pulps of 293 samples were selected by Micon from the Phase 3 holes completed at the Vein Zone deposit originally assayed by Alex Stewart were re-assayed by Acme in 2007;

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•
Check assays on 186 Eureka West drill core pulps carried out in 2007 by Micon showed that Acme returned gold results that were 5% lower and silver results that were 17% higher, relative to the original assay from Alex Stewart;

•
Andean conducted a program of check assaying of the gold values in early 2008 of selected high-grade samples from the Eureka West veins by sending replicate sample material to Acme. Review of the results shows that a good correlation was achieved;

•
Micon selected 17 samples of core from drill hole EDD-766 on which to carry out check assaying. The check assaying exercise independently validated the presence of gold and silver in the selected samples;

•	Micon checked 19 drill holes from the Project database for transcription errors.
The data were considered suitable for mineral resource estimation purposes.
14.5	2009
MDA (Ristorcelli et al., 2009) completed a program of data verification on the Project to support mineral resource estimation. Checks completed included
•
Collar locations: MDA checked the locations of 42 drill hole collars in the Eureka area and 19 in the Vein Zone area using a hand-held GPS. No significant discrepancies were noted, given the accuracy capabilities of the hand-held GPS;

•
Down-hole surveys: MDA checked 38 Eastman survey records from six drill holes and compare the readings from the films to those in the database. Five of these readings had been flagged by Andean as problematic; MDA concurred and rejected no other surveys. MDA checked 172 of the database Reflex entries from 18 drill holes, against the paper records. Andean had flagged 89 of the records that MDA checked as “rejected,” most often because the readings were taken within casing. MDA found no additional problems with the readings. MDA’s check of the gyroscopic down-hole surveys consisted of obtaining the original digital files from Andean and using queries in Microsoft Access to compare the original files to the data in the database. No issues were discovered;

•
Geological data: no formal checks were made, but as MDA performed geological modeling using the drill logs and comparing them to the database, any material discrepancies would, in MDA’s opinion, have been identified as part of this process;

•
Analytical data: MDA asked Andean to instruct the two laboratories which had supplied the data, Alex Stewart and Acme, to send digital versions of the analytical certificates directly to MDA. MDA used the digital certificates to create its own independently-compiled databases for each project, which MDA compared, using queries in Microsoft Access®, to the equivalent data in Andean’s database. Any discrepancies noted were discussed with Andean, and resolved prior to mineral resource estimation;

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•
Density data: MDA located and checked paper records for 329 density measurements from 13 core holes. Two kinds of errors occurred. One was the entry of weights in the wrong column of the database; for example weights without wax entered in a column for weights with wax. The other type was erroneous rounding of weights when transferring them from the field sheets to the database. MDA found that the errors, while unfortunate, tended to cancel each other out when looking at the data in sets. In February 2009, Andean validated the specific gravity database, and resolved errors and inconsistencies in the data.

MDA reviewed Andean’s QA/QC data as follows:
•
Standards: Results from the analyses of standards were checked using Shewart-type control charts. For the Eureka and Vein Zone estimates, 16 control charts for gold standards and five control charts for silver standards were prepared. MDA concluded that the standards did not reveal any problems in such quantity as to preclude the use of the gold and silver analyses in the database for the Eureka and Vein Zone estimates. Results for silver did not reveal any issues of concern;

•
Blanks: The Eureka database contained 136 gold analyses of blanks inserted into the sample stream during the Phase 5 drill program. The same data set contained 26 silver analyses of blanks; the difference is due to the fact that silver analyses are received from the laboratory later than the gold analyses. Review of the blanks indicated some instances of probable low-level contamination, where blanks following a high-grade sample yielded higher gold analyses than other blanks. MDA concluded that the contamination was not material, and the data could be used for mineral resource estimation purposes;

•	Pulp duplicates: MDA compiled a list of 410 pulp-duplicate samples run during the Phase 5 drilling program at Eureka. No systematic errors with laboratory precision were noted from the samples;

•
Preparation duplicates: A total of 224 preparation-duplicate samples were assessed. These samples are second splits taken from the first coarse crush at the laboratory and pulverized in the same manner as the first split, to make a second pulp. The mean absolute value of the relative percent difference was higher for the preparation duplicates than for the pulp duplicates. MDA concluded that over the range of gold grades that figure in the mineral resource estimates, the process of sample and particle size reduction from coarse crush to pulp achieves acceptable precision;

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•
Field duplicates: MDA evaluated field duplicates for both Phase 5 drilling and pre-Phase 5 drilling at Eureka. A high degree of difference between field duplicate samples from core was noted, and in MDA’s opinion, was to be expected; the absolute relative percent difference reflects for the most part real geological variability that is evident even on the scale of drill core.

MDA reviewed the core recovery data for Eureka. Overall the means of core recovery and RQD for all data are 93% and 59%, respectively. MDA then compared recovery and RQD by mineral domain: country rock, low-grade silicified/stockwork, vein or vein breccia, and high-grade vein material. The three mineralized domains were found to have similar core recoveries and RQDs, but these were all lower than the recoveries and RQDs returned from unmineralized country rock. When gold and silver grades were plotted by lithology by core recovery and RQD, no individual lithology showed evidence of sampling bias.
To verify if the wet drilling had impacted sample quality at Eureka, MDA plotted core-sample grades to the nearest RC sample grades. Gold and silver grades were lower in RC samples inside the mineralized zone, and higher in RC samples outside the mineralized zone. This effect of higher grade in RC samples than in core samples outside the vein is caused by dragging mineralized sample material down-the-hole from the vein into the country rock. Lower gold grades in particular in the mineralized zone, where differences of as much as 20% were noted between the RC and core samples, could be due to mineralization being lost both down hole and in the overflow of drilling water at the surface. To assess the impact of this on the resource model, MDA ran a mineral resource estimate without the RC samples. The grade of the resource at a reporting cut-off of 3 g/t AuEq increased by 7% for gold and by 2% for silver.
MDA concluded there is a relationship between grade and core recovery within the Main Zone, and that relationship is inverted in that higher core recoveries are associated with lower grades. No Measured classification was determined for the Main Zone, because MDA were unable to determine which RC samples were from holes drilled wet and which were from holes drilled dry and the uncertainty imparted by the core recovery and grade relationship. Review of core data on drill section led to some samples being removed from the estimation database at Main Zone
Six each independent samples of core from Eureka and Bajo Negro were selected by MDA and submitted to ACME in Vancouver and ALS Chemex in Reno, respectively, for assay. The analytical results received demonstrated that the grades stated by Andean were similar to and supported by those samples taken by MDA.

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MDA concluded (Ristorcelli et al., 2009):
•
MDA’s audits of the Cerro Negro database in 2009 showed that the data in Andean’s database accurately represent the data collected in the field and laboratory. The very small number of issues noted has been dealt with by working with Andean to resolve discrepancies. The database is acceptable as the basis for the Eureka and Vein Zone mineral resource estimates;

•	MDA believes that the QA/QC data provide sufficient evidence that Andean’s assay data are reliable enough to support the resource estimates contained in this Report.
14.6	2010
MDA completed a number of data checks in support of database validation during 2010 (Ristorcelli et al., 2010):
•
Collar checks: MDA used a hand-held GPS to check the locations of 28 drill holes spread over the length of the Bajo Negro drill hole array, 58 drill-hole collars, 17 at San Marcos, 13 at Mariana Norte, and 28 at Mariana Central. Given the constraints of a hand-held instrument, no collar errors were noted. Digital data files containing original survey data, obtained from the Project’s surveyors, were compared to the collar locations in Andean’s project database. This check indicated that the locations and collar orientations of the drill holes in the project database are those obtained by the surveyors;

•
Down-hole surveys: MDA’s check of the gyroscopic down-hole surveys in the Project database consisted of obtaining the original digital files produced by the down-hole survey contractor from Andean and using queries in Microsoft Access© to compare the original files to the data in the database. No issues were discovered using this method, although two Bajo Negro drill holes were subsequently excluded from estimation based on suspected down-hole survey errors;

•
Geological data: no formal checks were made, but as MDA performed geological modeling using the drill logs and photographs of core, any material discrepancies between those and the database would, in MDA’s opinion, have been identified as part of this process;

•
Analytical data: MDA requested that Andean instruct their primary analytical laboratory, Acme, to email all new assay data directly to MDA, as well as to Andean. This made it possible for MDA to compile, independently of Andean, an assay table for all of the deposits at Cerro Negro, including San Marcos and the Marianas. Using queries in Microsoft Access, MDA compared the data in its assay table to the equivalent data in Andean’s assay table. For the San Marcos and Bajo Negro areas, a similar review indicated that results of gold analyses of the standards suggest that there may, in general, be a slight low bias in the gold analyses of samples from Bajo Negro and San Marcos, but the degree of bias is small enough that it is not material to the resource estimate. The database was considered to be clean and able to support Mineral Resource estimation;

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•
Density data: While at the Project site during January 2010, MDA observed Andean’s technician’s performance of specific gravity measurements and checked the calculation procedure. No procedural deficiencies were noted.

Core from mineralized zones, as well as the adjacent 10 m or more of stockwork and unmineralized wall rock, was visually inspected by MDA for independent sampling. Nineteen specific samples were chosen from multiple, broadly-spaced drill holes within each of the Mariana Central, Mariana Norte, and San Marcos deposits. Samples were chosen to represent a variety of grade ranges, including unmineralized material, and consecutive high- and low-grade samples were commonly chosen from the same drill hole. MDA chose the holes and intervals for check sampling without consulting Andean’s staff. Samples were split by Andean staff under MDA supervision, and the resulting samples delivered by MDA to the Acme preparation facility, where the standard Andean preparation protocols were followed. The Acme check assays compared well with the originals.
MDA also performed QA/QC checks:
•
Standards: A range of five gold standards, covering the range of reasonably expected gold grades within the Project, were inserted in the sample stream. In the three higher-grade standards, there was a tendency for the laboratory to yield results that are, on average, slightly higher than the expected value. The results for silver in the standards do not reveal any issues of concern. It does appear that at grades in the range of the two higher-grade standards, there may be a low bias in the silver analyses;

•
Blanks: 385 instances of blanks from San Marcos and the Marianas were checked. Numerous instances of mineralized blanks were identified, and typically, many such blanks continued to show failures even upon re-assay. As the standards were in control, the likely issue is that the blank material used, RC cuttings and drill core, does have sporadic low-level mineralization and is therefore not suitable to be used as blank material, or that some low-level contamination between samples is occurring. While there are issues with the blanks, the associated gold grades are not high enough to cast doubt on the gold assays that contribute to the resources at San Marcos and the Marianas. A total of 156 blanks from Bajo Negro and San Marcos were reviewed; a significant number of the blanks returned anomalous gold values. MDA interpreted the results to indicate that the RC and core material used as blanks had low-level mineralization, and therefore was not suitable for use as blank material. MDA recommended that Goldcorp obtain and use some certified blank material from a recognized supplier of certified reference materials, or it could be made from rock obtained in the Cerro Negro area, prepared and certified by an independent suitably qualified third-party. In addition, MDA recommended Goldcorp bring the possibility of contamination to the attention of its primary laboratory and work with the laboratory to minimize any such problem;

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•	Pulp duplicates: MDA compiled a list of 156 pulp duplicates of core from Bajo Negro and San Marcos. No systematic errors with laboratory precision were noted from the samples;

•
Preparation duplicates: A total of 158 preparation-duplicate samples were assessed from Bajo Negro and San Marcos. These samples are second splits taken from the first coarse crush at the laboratory and pulverized in the same manner as the first split, to make a second pulp. The mean absolute value of the relative percent difference was higher for the preparation duplicates than for the pulp duplicates. MDA concluded that over the range of gold grades that figure in the mineral resource estimates, the process of sample and particle size reduction from coarse crush to pulp achieves acceptable precision;

•
Field duplicates: For the Bajo Negro and San Marcos samples, RC duplicates had greater similarities to each other than the core duplicates. Larger differences between core duplicates were considered to reflect geological heterogeneity, which is retained in drill core, but not in RC cuttings;

•
Duplicates: A same-laboratory review of 203 field duplicate, 67 preparation duplicate and 78 pulp duplicate data for the San Marcos and the Marianas areas indicated no material biases with sample precision. A total of 71 check assays performed by ALS Chemex on Acme were also reviewed; no analytical biases were noted;

•
Check assays: A total of 460 check assays performed by ALS Chemex on Acme original samples indicated the two laboratories were in good agreement, with ALS Chemex higher by 0.8% when compared with Acme.

As there were only 12 RC holes that intersected the Bajo Negro mineralization, an evaluation of global RC sample integrity was not undertaken. However, each RC hole that intersected the mineralization was reviewed, and in several drill holes, samples were removed from use in modelling because of evidence of contamination.

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MDA (Ristorcelli et al., 2010) concluded:
•
“MDA’s audit of the San Marcos and Marianas databases showed that the data in Andean’s database accurately represent the data collected in the field and laboratory. The very small numbers of issues noted have been dealt with by working with Andean to resolve discrepancies. The database is acceptable as the basis for the resource estimate

•
MDA believes that the QA/QC data provide sufficient evidence that Andean’s assay data are reliable enough to support the resource estimate. There is some suggestion in the assays of blank material that there may be some contamination of samples that immediately follow high-grade gold samples through the laboratory process, although to very low levels on average. This issue is not sufficient to preclude the use of the assay data in the resource estimate, but is noted here as something to be monitored and discussed with the lab.”

14.7	Comment on Section 14
The process of data verification for the Project has been performed by external consultancies, primarily in support of technical reports.
The Goldcorp QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately support the geological interpretations, the analytical and database quality, and therefore support the use of the data in Mineral Resource and Mineral Reserve estimation:
•
Although some sampling-related issues were recognized from evaluation of the QA/QC data, primarily in relation to wet RC samples, the sample biases that were identified from the QA/QC programs undertaken are not considered material to estimation. The wet RC drilling was evaluated for evidence of contamination, and if contamination was found, those samples not used to support Mineral Resource estimation;

•	Sample data collected adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits;

•
External reviews of the database have been undertaken in support of technical reports, producing independent assessments of the database quality. No problems with the database, sampling protocols, flowsheets, check analysis program, or data storage were identified that were sufficient to preclude the use of the database for estimation purposes;

•
Drill data are typically verified prior to Mineral Resource estimation by comparing data in the Project database to data in original sources. For most of the data, the original sources are electronic data files; therefore, the majority of the comparisons were performed using software tools.

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15.0	ADJACENT PROPERTIES
There are no adjacent properties that are relevant to the Report.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING
The metallurgical testwork
16.1	Metallurgical Testwork

16.1.1	Work Programs
Over the Project history, a number of metallurgical testwork campaigns have been undertaken. Laboratories involved with testwork prior to the 2010 feasibility study on the Project are summarized in Table 16-1.
Testwork to support feasibility-level studies on the Eureka, Bajo Negro, and Vein Zone deposits was conducted by AMMTEC between 2009 and 2010 on drill core samples. The program included testwork to establish:
•	Comminution characteristics of Eureka and Bajo Negro samples;

•	Gravity separation of Eureka and Bajo Negro composite samples;

•	Optimum cyanide leach conditions for Eureka and Bajo Negro composite samples;

•	Confirmatory leaches on Eureka, Bajo Negro and Vein Zone composite samples;

•	Leach performance on Eureka and Bajo Negro variability samples;

•	Filtration characteristics on Eureka, Bajo Negro and Vein Zone samples;

•	Engineering data, including testing of oxygen uptake, and slurry viscosity properties of the composite samples.
The following samples were used for this work:
•
Eureka: Individual quarter-HQ core samples were selected for compositing from four domains, East Domain, Upper Central Domain, Lower Central Domain, and West Domain. Twenty-seven variability composites were formed to provide extraction results over the spatial, mineralogical and grade ranges seen in the deposit. Seventeen variability comminution composites were selected exclusively for comminution testwork. Remaining intervals were composited and used for tailings storage facility testwork by Golder;

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Table 16-1: Metallurgical Testwork Performed Prior to the 2010 Feasibility Study

Year	Laboratory	Comment
1998	Hydrometallurgical Research Laboratories	MIM subsidiary. Completed gravity concentration, carbon-in-pulp (CIP) leach, and bottle roll testing.
Late	AMMTEC Limited	Acid mine drainage potential
2006		testing performed in Perth, WA. It was concluded that the four ‘ore’ samples possessed no potential for acid mine drainage,
May	AMMTEC Limited	Testing performed in Perth, WA.
2007
2008	Process Research Associates Ltd	Testing performed in British Columbia. Comminution testwork carried out by both Hazen Research Inc of Golden Colorado, and JKTech Pty Ltd of Queensland, Australia and settling testwork by Outotec of Burlington, Ontario. Settling, filtration and paste characterization testwork conducted by Pocock Industrial of Salt lake City, Utah.
•	Bajo Negro: Three provisional metallurgical domains were recognized within the Bajo Negro deposit based on degree of oxidation and location within the deposit,
•	Domain 1: Mixed oxide/transition and minor unoxidized. The domain partly overlaps the southeastern mineralized shoot, but extends deeper and further southeast;

•	Domain 2: Oxide ore surrounding Domains 1 and 3;

•	Domain 3: Mixed oxide/transition overlapping the northwest mineralized shoot;
Composites were selected so as to distinguish the main Bajo Negro vein from footwall or hanging wall splits with the idea that composites should not mix these splits with the main vein. Two composite samples were used for leach characterization, comminution and ancillary testwork. Twenty-six additional variability composites were formed to provide extraction results over the spatial, mineralogical and grade ranges seen in the deposit. Nine variability comminution composites were formed exclusively for comminution testwork;
•	A sample of the Vein Zone mineralization remaining from the pre-feasibility testwork was used to provide a composite sample for a bulk leach to supply sample for filtration testwork.
Testwork on the amenability of mineralized material from San Marcos, Mariana Central and Mariana Norte to typical mineral processing methods was undertaken in 2010 by SGS. This work is not to the same level of detail as the 2010 feasibility testing performed for Eureka, Bajo Negro, and Vein Zone and results are at a preliminary assessment level of accuracy. Samples used for the preliminary testing are not considered to be representative of the entire deposits.

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Testwork was performed on 29 coarse rejects screened to minus 6 mesh, and 67 half drill core samples, sourced from drill holes SDD-1003, SDD-10054, SDD-1010, and SDD-1012 at San Marcos. Coarse reject samples were reduced to minus 10 mesh, and sub-sampled to 1 kg for use in leach tests and for chemical characterization. The 67 samples of half drill core were used for grinding and gravity separation tests. SGS made a composite consisting of all of the samples and then did fragment-size reduction according to the needs of each test:
•	for abrasion tests, 100% less than 3/4 inch and greater than 1/2 inch;

•	for Bond tests, 100% passing 6 mesh;

•	for gravity separation tests, 100% passing 20 mesh.
The program comprised:
•	Chemical characterization of individual samples that were used in the composite;

•	Tests of the cyanide leach characteristics of the material;

•	Diagnostic tests to determine the mineral species associated with gold and silver;

•	Gravity separation in a Knelson concentrator, followed by intense leaching of the concentrate and conventional leaching of the concentrator tails;

•	Determination of the specific gravity of the concentrate;

•	Abrasion tests and bond work index determinations.
Test samples for the Mariana Norte deposit consisted of 26 samples already screened to minus 6 mesh and 37 samples of drill core. Test samples for Mariana Central consisted of 22 samples already screened to minus 6 mesh and 37 samples of drill core. Coarse reject samples were reduced to minus 10 mesh, and sub-sampled to 1 kg to form a composite for Mariana Norte and a separate composite for Mariana Central for use in leach tests and for chemical characterization. The half drill core was used for grinding and gravity separation tests. SGS made two composites consisting of all of the samples for each deposit and then undertook fragment-size reduction in a similar manner to that used for the San Marcos testwork.
The testwork program undertaken included:
•	Chemical characterization of individual samples that were used in the composite;

•	Tests of the cyanide leach characteristics of the material, evaluating the influence of the following factors on gold and silver extraction:
•	The effect of grinding;

•	Air and oxygen in the mix;

•	Cyanide concentration;

•	Addition of lead nitrate.

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•	Diagnostic tests to determine the mineral species associated with gold and silver;

•	Gravity separation in a Knelson concentrator, followed by intense leaching of the concentrate and conventional leaching of the concentrator tails;

•	Determination of the specific gravity of the concentrate;

•	Abrasion tests to determine the rate of wear on components of a crushing and grinding circuit;

•	Determination of a bond work index, to help with an estimate of energy consumption.
16.1.2	Mineralogy
Automated mineralogical analysis (AMA) was conducted on a sample of each Eureka domain composite to determine the form and mineralogical associations of the precious metals. Each sample was ground to a P80 of 106 μm and split into three fractions, +106, -106/+53 and -53 μm. Major minerals include quartz, micas/clays, feldspar, carbonates, iron sulphides, iron oxides and ilmenite. Gold is present primarily as elemental gold with an average of 6% silver. Silver is present as electrum, argentite and silver sulphosalts containing up to 21% silver. Trace sulphides are present in all samples, with pyrite as the predominant sulphide mineral. Sulphides of lead, copper, zinc and silver are also present in some of the samples examined.
A sample of gravity concentrate and gravity tailings from each Eureka Domain composite was also examined using AMA. The concentrates consisted primarily of quartz and accessory sulphide gangue, feldspars and silver-gold minerals. There is native silver present in the samples, especially in Lower Central composite. Electrum is present in moderate amounts in all samples. Gold telluride is abundant in the Upper Central concentrate, but otherwise occurs as traces. Native gold has minor presence and only in the West, and Lower Central Domain concentrates.
No mineralogical analyses were conducted on samples from any other deposit.
16.1.3	Comminution
Results of comminution tests completed at the pre-feasibility and feasibility stages for Eureka and Vein Zone, and initial tests for San Marcos, Mariana Central and Mariana Norte are shown in Table 16-2.

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Table 16-2: Comminution Testwork Results

Area	Test	Comment
Eureka	Unconfined compressive strength (UCS)	Ranges from 178 to 1.4 MPa, with an average of 60 MPa
	SAG mill comminution (SMC) testwork	Range of drop weight index (DWi) measurements of 3.5 to 7.4, with an average of 5.1, which indicates a low to moderate resistance to breakage
	Abrasion indices	0.152 to 0.664. aside from Composites 40 and 41, the ores tested are moderately abrasive
	Bond rod mill indices	18.14 to 23.52
	Bond work indices	17.77 to 23.16. Ores are considered moderately hard for ball milling based on the Bond ball and rod mill work indices.
	Grind size	An optimum primary grind size of (P80) 63 μm was selected.

Bajo Negro	UCS	258 to 2 MPa, with an average of 104 MPa.
	SAG mill comminution (SMC) testwork	DWi measurements of 4.68 to 6.58, with an average of 5.6. All the composites were classified as medium competency except the Oxide Domain composite, which was classified as moderately hard
	Abrasion indices	0.241 to 0.906. Most samples would be considered as very abrasive.
	Bond rod mill indices	19.81 to 21.66
	Bond work indices	17.18 to 20.48. All samples indicated that the ore was moderately competent for ball milling.

Vein	UCS	Results indicated an ore that is not particularly competent and should be readily crushed. Ranges from 6 to 123 MPa
	Rod mill	Work index rate ranges from 13.3 to 19.3
	Bond work indices	14.1 to 23.2
	Abrasion indices	0.1385 to 1.1695
	SAG mill comminution (SMC) testwork	DWi measurements typically range from 2 to 12, with softer ores being at the low end of the scale.
	Grind size	Oxide composite sample indicated an optimum grind size of approximately 80% passing 115 μm; transition composite sample indicated an optimum grind size of 80% passing 110 μm

San Marcos	Abrasion indices	Average of 0.9862, which is comparatively abrasive
	Bond rod mill indices	Average BWi of 17.6, which is moderately high

Mariana Norte and Central	SAG mill comminution (SMC) testwork	Medium competency; DWi measurements typically range from 5.63 to 5.88
	Abrasion indices	0.4224 (Mariana Norte) and 0.7420 (Mariana Central). Mariana Norte has an average abrasiveness, while Mariana Central is considered very abrasive
	Bond rod mill indices	14.7 and 15.2 kWh/t, respectively. Both composites have a moderate RWi.
	Bond work indices	15.6 and 16.7 kWh/t, respectively. Both composites have a moderate BWi
16.1.4	Leach Tests
Leach tests were conducted under selected conditions to determine the response of the ore to various parameters. These include grind size, pulp density, cyanide concentration, the addition of lead nitrate, pH, and the comparison of leaching whole ore or separate leaching of a gravity concentrate and the gravity tailings. Results are summarized in Table 16-3.

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Table 16-3: Leach Testwork Results

Area	Test	Comment
Eureka	Testing of various grind sizes of P80 150 μm, 106 μm, 63 μm and 53 μm using air sparging	Extraction of both gold and silver increased at all stages of the leach as the grind size became finer. Reagent consumption increases slightly with decreasing grind size. An improvement was noted in both gold and silver extraction with finer grind size for all of the domain ore types
An economic analysis was performed to determine the optimum primary grind based on a power cost of USD 0.08/kWh. Results of the economic analysis demonstrate increasing revenue as the grind size is decreased to 63 μm grind for all domains
A grind size finer than 63 μm would increase the operating risk for settling in the counter-current decantation (CCD) circuit. From this evaluation, an optimum primary grind size of (P80) 63 μm was selected.
	Testing of primary grind sizes of 106 and 63 μm using oxygen sparging	Results show a faster leach rate for both gold and silver for all composites when using oxygen
An economic analysis was performed to evaluate the benefit of using oxygen and compares the potential increased revenue with the higher operating and capital expense compared to air addition. Results from the economic evaluation show that there is a benefit when leaching the West, Upper and Lower domain ore types with oxygen at the cyanide concentration of 0.15%
	Effect of removal of a gravity concentrate prior to cyanidation at primary grind sizes of 106 and 63 μm	Leaching of gold is slightly faster when a gravity concentrate is removed prior to vat leaching. However, there is no change in the overall extraction after 72 hours.
An economic analysis evaluated the benefit of gravity separation. Results from the analysis showed that there was a minor benefit based on the improved silver recovery. Gravity separation was included in subsequent Eureka testwork
	Leach tests at cyanide concentrations of 0.050%, 0.100%, 0.150%, 0.200% and 0.300%	Gold and silver leach rates and the final extraction after 72 hours’ leaching showed a general increase as the cyanide concentration was increased. The optimum cyanide concentration for gold extraction is 0.150%, while silver leach rate and extraction continued to improve with increasing cyanide concentration up to the extent tested. The optimum cyanide concentration was selected as 0.150% for use in subsequent tests.
	Pulp densities of 35%, 45% and 50% solids vs 40%	No significant difference in leach rate, final extraction or cyanide consumption for the various pulp density tests. The optimum pulp density was selected as 40% solids for use in subsequent tests.
	Lead nitrate doses at rates of 0.10 kg/t, 0.25 kg/t, and 0.50 kg/t.	No increase in gold leach rate or extraction after 72 hours of leaching was seen for any dose of lead nitrate; a slight increase was seen in silver. Lead nitrate was not considered further
	Varying pH levels	Gold solid residue grade was lowest for the lower pH of 10.5 for all composites while silver residue grade was lowest when an elevated pH of 11.5 was used. The operating pH for further leach tests was selected as 11.0. as the slurry requires pH modification of 11.0 to 11.5 for improved settling
	Residence time	An optimum residence time of 60 hours was established from economic analyses
	Leach times using site water	Gold and silver extractions in the confirmatory tests were similar to the standard bottle roll testwork results
	Effect of feed mass on gravity concentration	A comparison between leach tests after different mass recovery to gravity concentrate showed little change in the overall extractions despite the difference in gravity mass recovery.
	Oxygen uptake tests	The oxygen consumption rate is low for all composites under test conditions
	Direct whole ore leach	The extraction rate for both gold and silver was significantly slower for leach tests with lower cyanide and no gravity recovery. Solid residue gold grades show the higher cyanide of 0.10% and the use of gravity provide a significantly lower tailings residue.
	Zinc cementation tests	No elements that would interfere with the zinc precipitation reaction were noted. Zinc doses were higher than would be typical of plant conditions

Bajo Negro	Testing of various grind sizes of P80 150 μm, 106 μm, 63 μm and 53 μm using air sparging	Gold and silver final residue grades both decrease with decreasing grind size, with the majority of leaching for all grind sizes complete within the first 12 hours. Cyanide consumption increased with decreasing grind size.

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Area	Test	Comment
A comparison of the economics of grind size versus extraction was completed, with a grind size of P80 106 μm selected as being optimum
	Effect of removal of a gravity concentrate prior to cyanidation at primary grind sizes of 106 and 63 μm	Around 57% of gold and 32% of silver contained in the feed is recovered by leaching the gravity concentrate. Extraction is significantly higher after 48 hours of residence time for the tests that included a gravity step.
	Leach tests at different cyanide concentrations using oxygen	Decreasing cyanide concentration resulted in lower extraction of both gold and silver after 48 hours of leaching. At 24 hours, the extraction was similar for all samples. Cyanide levels of 500 ppm were selected as the optimum cyanide concentration for leaching with oxygen sparging
	Addition of lead nitrate	No significant increase in recovery was seen, although the residue grades for both gold and silver were less for the test with lead nitrate addition.
	Leach times using site water	Gold and silver extractions in the confirmatory tests were similar to the standard bottle roll testwork results using Perth tap water.
	Gravity recovery	The mass of gravity concentrate recovered produced for all tests on Bajo Negro mineralization were similar.
	Direct whole ore leach (East composite only)	Total extraction after 48 hours was similar for the bulk leach tests with and without gravity concentration. Leaching was significantly faster when the gravity component was recovered and leached separately.
	Zinc cementation tests	Low arsenic levels did not affect zinc precipitation, similarly for copper and iron. Zinc doses were higher than would be typical of plant conditions

Vein Zone	Vat leach tests	Gravity recovery was 41.7% Au and 24.9 Ag; total extraction was 97.5% Au, and 89.6% Ag.

Mariana Norte and Central	Effect of oxygen and/or air on the extraction of gold and silver	In the presence of oxygen, the rate of dissolution of gold was faster than in the presence of air, but at the end of 72 hours, the fraction of the gold extracted was similar. Final recoveries for both oxygen and were close to 92% for Mariana Norte and 97% for Mariana Central. The use of oxygen or air had little effect on the speed and degree of the extraction of silver, which was in the 60% range for Mariana Norte and 67% range for Mariana Central after 72 hours.
Cyanide consumption for Mariana Norte was reported as 1.52, and 1.06 kg/t for the air and oxygen test, respectively. Cyanide consumption for Mariana Central was reported as 1.68 and 1.25 kg/t for the air and oxygen test, respectively. The reason for the higher cyanide consumption when compared with the grind size tests above has not been confirmed.
	Effect of cyanide concentration on the extraction of gold and silver	Initial cyanide concentration had little effect on the degree of gold dissolution. Silver extraction did increase with greater cyanide concentration.
	Addition of lead nitrate	Lead nitrate had little effect on the degree of gold extraction but did produce an increase in silver extraction.
	Diagnostic leach tests	The relatively low silver recoveries in the initial cyanidation stage are due to the fact that a high proportion of the silver is associated with carbonates and sulphide minerals, 30% for Mariana Norte and 25% for Mariana Central.
	Gravity separation with intense leaching	Gold and silver recoveries using the process of gravity separation followed by intense leaching were about the same as those obtained using conventional cyanidation. This lead SGS to suggest that conventional leaching, using material with 80% passing a 63 micron screen, with the addition of lead nitrate, appears to be the process most likely to give satisfactory recoveries.

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16.1.5	Extraction Variability
Variability composites from both Eureka and Bajo Negro were all tested using the selected extraction conditions determined from the composite testwork. The Eureka domain variability composites were tested for zinc precipitation. No variability testwork was conducted on Vein Zone mineralization.
The variability testwork results confirmed the leaching conditions selected for the Eureka domain composites and Bajo Negro oxide and mixed composites. Solutions from the Eureka variability tests were used as feed to zinc precipitation tests.
Total gold recovery was independent of both gold and silver head grade. Gravity recovery was independent of both silver-to-gold ratio, and gold and silver head grade. Gravity recovery does not control the total gold and silver extraction after vat leaching.
16.1.6	Zinc Cementation Testwork
Leach test pregnant solutions from both the gravity concentrate leach and the tailings leach for the Eureka variability composites were combined and used without dilution for zinc precipitation tests. All zinc precipitation was effective in recovering gold to 0.05 ppm or lower. Silver recovery was also good, with all barren solutions below 0.55 ppm.
16.1.7	Settling
Settling testwork was conducted by Outotec on the domain samples of Eureka and Bajo Negro.
The four domain composites for Eureka were all subject to settling testwork by Outotec (2009). Overflow from each test, despite giving low levels of total suspended solids (TSS), was slow to filter. A series of sighter tests to improve the clarity of the overflow by simulating a clarifier were completed. The resultant clear overflow filtered well through a micropore filter 0.45 μm filter paper and produced no measurable TSS.
Leached whole ore slurry from Oxide and Mixed domain composites for Bajo Negro were subject to settling testwork in a dynamic thickening rig by Outotec (2010). No settling testwork was conducted on the Vein Zone composite.
16.1.8	Filtration
Filtration testwork was conducted by Larox on all domain composite samples including Vein Zone. Testwork was conducted using a horizontal bed filter (HBF) and a membrane filter press (MFP). Samples were tested for filtration and washing of gold and silver and cyanide from the cake.

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MFP testing was conducted on fresh leach product samples from Eureka and Bajo Negro, and indicated that all samples were amenable to membrane filter pressing. Gold and silver solution recoveries of 99.5% and 99.9%, respectively, were achieved with a single cake washing stage of 1.5 minutes.
Similar MFP filtration testwork was completed on the Vein Zone. The filtration performance was poor and provided a final cake containing 18% moisture and a filtration rate of 50 kg/m2h. Gold and silver solution recoveries of 91.6% and 87.8%, respectively, were achieved with a single cake washing stage of 7.25 minutes. Filtration and washing of Vein Zone composite was improved by mixing Bajo Negro Oxide composite in a 50/50 blend. Gold and silver solution recoveries of 99.0% and 88.3%, respectively, were achieved with a single cake washing stage of 7.25 minutes.
16.1.9	Cyanide Detoxification
The Inco SO2/air oxidation process was used to test amenability of primary cyanide detoxification for the plant tailings slurry. The results indicated that the leach tailings from all ore types are amenable to cyanide detoxification. This option was not included in the flowsheet due to the filtration step.
16.2	Recoveries
Recoveries were predicted for Eureka, Bajo Negro and Main Zone, and used to support financial analysis and Mineral Reserve estimation. These recoveries are shown in Table 16-4. Recoveries used in Mineral Reserve estimations were estimated prior to the completion of the variability work.
Recoveries projected for Mariana Norte and Central, and used to support Mineral Resource estimation are shown in Table 16-5.
16.3	Proposed Process Design
The process plant and associated service facilities will process run-of-mine (ROM) ore delivered to the primary crusher. The process encompasses crushing and grinding of the ROM ore, leaching, counter-current decantation (CCD), solution clarification, zinc precipitation and smelting to produce gold/silver bars that are shipped to a refinery for further processing. The CCD tailings will be filtered and washed to recover cyanide prior to being repulped and pumped to the tailings storage facility (TSF).

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Table 16-4: Recovery Projections, Eureka, Bajo Negro and Main Zone

Support	Zone	Gold Recovery (%)	Silver Recovery (%)
Financial Analysis	Eureka	95	86
	Bajo Negro	95	87
	Main Zone	95	86
Mineral Reserves	Eureka East	93.5	92.7
	Eureka Upper Central	94.1	89.4
	Eureka Lower Central	96.1	89.9
	Eureka West	96.4	90.4
	Bajo Negro	95.0	85.0
	Vein Zone	95.0	90.7
Table 16-5: Recovery Projections, Mariana Norte and Mariana Central

Zone	Gold Recovery (%)	Silver Recovery (%)
Mariana Norte	92	60
Mariana Central	97	68
San Marcos	90	65
The flowsheet incorporates the following major process operations:
•	Primary crushing with the product directly feeding the milling circuit via a surge bin;
•	Semi-autogenous mill grinding (SAG);
•	Ball mill grinding;
•	Pre-leach thickening;
•	Leaching;
•	Counter-current decant solution washing;
•	Pregnant solution clarification;
•	Tailings filtration and disposal;
•	Fresh and reclaim water supply;
•	Reagent preparation and distribution.
The overall proposed plant flowsheet is shown in Figure 16-1.

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Figure 16-1: Proposed Process Flowsheet

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
16.3.1	Primary Crushing and Reclaim
ROM rock will be dumped from haul trucks or a front-end loader (FEL) through a 700 mm square-grid grizzly into a 60 t dump hopper. A 1,250 mm wide apron feeder is used to transfer ore from the dump hopper to the vibrating grizzly screen. The grizzly screens material finer than 120 mm, with the oversize reporting directly to the 1,250 x 950 mm single toggle jaw crusher. The jaw crusher is designed to operate with a closed side setting of 125 mm and produce a product with 80% passing (P80) 115 mm. The crusher operates in open circuit with the crushed product combining with the grizzly undersize, and the ensuing product is conveyed to the coarse ore bin.
The coarse ore bin will have a live capacity of 1,000 t or approximately 12 hours of mill feed. Excess ore from the crushing circuit will overflow the coarse ore bin and be stockpiled for reclaim during periods of extended crushing plant downtime. Two reclaim belt feeders will be installed at the base of the coarse ore bin to reclaim ore for milling.
16.3.2	Grinding
The grinding circuit will be a standard SAG and Ball mill (SAB) configuration with the provision to return SAG pebbles back to the SAG feed. The reclaimed crushed ore will be fed at a controlled rate to the SAG mill. Discharge from the ball mill will gravitate through a trommel and into the common mill hydrocyclone feed hopper. The combined mills discharge slurry will be pumped to the mill hydrocyclone cluster, operating in closed circuit configuration with the ball mill, by the hydrocyclone feed pump.
Pregnant solution from the pre-leach thickener overflow is added to the hydrocyclone feed hopper to achieve the required hydrocyclone feed pulp density. Hydrocyclone underflow will gravitate to the ball mill feed hopper and hydrocyclone overflow will gravitate to the leach feed vibrating trash screen.
There is provision in the layout for a future gravity circuit to accommodate treatment of Bajo Negro and Vein Zone material.
16.3.3	Pre-Leach Thickening
Cyclone overflow slurry gravitates to the leach feed trash screen. The trash screen underflow slurry gravitates to the high rate pre-leach thickener along with pregnant solution from the CCD circuit. Diluted flocculant and barren solution are added to the feed box of the thickener to assist in solids settling and thickening. The flocculant addition rate will be adjusted by a variable speed metering pump. The nominal underflow pulp density will be 40% solids w/w. Thickener underflow will be pumped to the leaching circuit. Overflow pregnant solution containing precious metals dissolved into solution will be pumped to the clarifier.

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16.3.4	Leaching
Pre-leach thickener underflow slurry is pumped to the leaching circuit. Leaching of precious metals by cyanide occurs in a series of five agitated leach tanks to provide a total leach residence time of 60 hours. Slurry exiting leach tank no. 5 will gravitate to the CCD recovery circuit.
Sodium cyanide solution is dosed to the leaching circuit via a pressurized ring-main. Oxygen is injected into leach tank no. 1 via an oxygen contactor and recirculation pump to assist with maintaining sufficient dissolved oxygen in the slurry for leaching. Slaked lime slurry will be used to provide alkalinity to increase pulp pH levels.
16.3.5	Counter-current Decantation (CCD) Concentrate Solution Recovery
The CCD circuit recovers precious metals leached into solution via three-stage counter-current thickener washing. Leached slurry gravitates to the feed box of the first CCD thickener from the leach circuit. The thickened underflow is pumped to the next CCD thickener where it is washed with recovered solution from the third CCD thickener. Thickened underflow slurry from the third CCD thickener will be pumped to the tailings filtration circuit. Barren solution from the Merrill Crowe circuit is used as wash solution in the third CCD thickener. The wash solution will flow counter-current to the solids flow, increasing in precious metal concentration as it proceeds to the first CCD thickener. The pregnant solution from the first CCD thickener will be pumped to the pre-leach thickener.
16.3.6	Solution Clarification and Zinc Precipitation
Pregnant solution from the first CCD thickener will be pumped to the pre-leach thickener. Overflow from the pre-leach thickener is pumped to the clarifier to further remove suspended solids. This solution, combined with flocculant and a recycle stream of clarifier underflow, feed the clarifier. The clarifier underflow will be predominantly recycled to increase the solids density in the feedwell. The bed mass is maintained by periodically pumping the underflow to the preleach thickener.
Clarifier overflow gravitates to the clarifier overflow tank and is pumped to the polishing filter circuit. The majority of the remaining suspended solids in the clarified solution will be removed by the two clarification pressure leaf filters. Diatomaceous earth will be metered into the suction piping of the filter feed pumps to maintain filter cake porosity in the polishing filters. Diatomaceous earth will also be used for pre-coating the filters prior to the introduction of clarified solution. Filter cake will be discharged by an automatic backwash and cleaning sequence to the clarification filter sludge sump, and subsequently pumped to the cyclone feed hopper. Clarified pregnant solution will be discharged to the pregnant solution tank.

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Pregnant solution will be pumped to the de-aeration tower. The de-aerated pregnant solution will then be pumped by the duty variable speed precipitation filter feed pumps to the zinc precipitation filters. Zinc dust will be metered into the zinc cone with lead nitrate to precipitate gold and silver from the de-aerated solution. This mix will be added to the suction line on the precipitate filter feed pumps with de-aerated solution and pumped through the precipitate filter.
Two recessed plate filter presses are used for the precipitate filtration duty. One filter is online, while the second is off-line for harvesting and preparation for its next batch. Precipitate containing the precious metals is emptied into trays and then loaded into the drying oven by electric forklift. Barren solution leaving the precipitate filters will be fed to the barren eluate tank. Barren solution will then be returned to the CCD recovery circuit.
16.3.7	Tailings Filtration and Cyanide Recovery
Thickened tailings from the third CCD thickener are pumped to the tailings filter feed tank. Tailings are filtered to recover cyanide and residual precious metals in solution prior to tailings disposal. The tailings filtration cycle consists of a cake wash stage to further reduce cyanide and precious metals in the cake. Detoxified barren solution is used for the cake washing stage. Tailings filtrate is returned to the CCD circuit.
Three fully automated recessed plate filter presses are used for the tailings filtration duty. Two presses will be online while the third is off-line for cake discharge and preparation for its next batch. Opening and closing of the presses and cake discharge are fully automated and controlled by the filter independent control system (ICS). Cake is conveyed from the filter to the re-pulper.
16.3.8	Tailings Re-Pulp
Filter cake is conveyed to a re-pulper where water is added to reduce the tailings density from 80% solids to 50% solids for tailings pumping. The paddle re-pulper produces a homogenized re-pulped tailings product suitable for centrifugal pumping to the TSF. Tailings gravitate from the re-pulper to the plant tailings tank.

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16.3.9	Tailings Pumping and Solution Recovery
Tailings from the re-pulp circuit are stored in the agitated plant tailings tank prior to being pumped by duty/standby two-stage centrifugal pumping systems to the tailings storage facility. Decant water from the TSF is recovered by pump and returned to the process plant for re-use in the re-pulping circuit and lime slaking circuit.
16.3.10	Gold Room
After precipitate filtration, the filter cake will be dried with high pressure air prior to discharge. Filter cake discharges from the filters into trays that are loaded by forklift into a mercury retort oven for calcining. The mercury is separated from the precipitate, then recovered and stored in sealed containers. Once the mercury is removed from the calcine cake, the calcine is mixed with smelting fluxes and charged to the reverb furnace. The calcine is smelted and the doré is poured into ingots.
Slag from the smelt is crushed and precious metals entrained in the slag recovered by shaking table. The shaking table concentrate is returned to the smelting furnace, while the table tails are returned to the SAG mill.
16.3.11	Solution Detoxification
Two cyanide detoxification stages are included in the design to reduce the total cyanide concentration in the final tailings prior to disposal in the TSF. These include:
•	Hydrogen peroxide treatment tank no.1, which reduces cyanide in the tailings filter wash water stream;
•	Hydrogen peroxide treatment tank no. 2, which reduces cyanide in the tailings decant water prior to being re-used for dilution at the re-pulper and tailings storage tank.
Both stages utilize hydrogen peroxide to reduce both free cyanide (CNFree) and weak acid dissociable (CNWAD) in solution.
16.3.12	Reagent Mixing Storage and Distribution
A number of reagents will be used in processing the mineralized rock to produce gold/silver doré:
•	Lime;
•	Sodium cyanide;

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•	Lead nitrate;
•	Flocculant;
•	Hydrogen peroxide;
•	Antiscalant;
•	Grinding media;
•	Smelting fluxes
16.3.13	Process Water
Separate water circuits will include:
•	Raw water;
•	Decant water;
•	Potable water;
•	Fire water.
•	Process and potable water sources are discussed in Section 5.
16.4	Tailings Management
The feasibility study for the Cerro Negro project includes the development of a tailings storage facility (TFS) with the investigation for this facility undertaken by Golder Associates. The basic design criterion for the TSF is to store approximately 7 Mt of tailings.
The TSF area will be located 1.5 km to the east of the process plant (Figure 16-2). The tailings basin area is approximately 180 ha. Basin elevations range from a high of 880 m along the southern perimeter to 740 m in the drainage channels at the north of the footprint. Containment of the tailings within this basin will require construction of two dams: dam 1 on the northwest of the basin, and dam 2 on the north of the basin. Surface water diversion channels will be constructed around the perimeter of the basin. These channels will discharge into the natural water courses downstream of the two dams.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 16-2: Tailings Storage Facility Layout Plan
The tailings dams will be constructed in two stages to provide the nominated 7.0 Mt storage capacity. The dams could be raised 4 m in a subsequent stage to provide capacity to store up to 10 Mt of tailings. The dams will be homogeneous earth-fill dams with an underdrain to prevent the development of a phreatic surface. The primary impermeable element will be a geomembrane installed on the upstream face and connected to the geomembrane liner of the fully lined TSF basin. The upstream face of the dams will be constructed at 1V:3H and downstream faces at 1V:2H. The crest width will be 8 m. Earth-fill and drain materials will be screened from the local borrow materials. Foundation preparation will involve removal of loose materials in the valley bottom and from the steep valley walls to expose bedrock. A low saddle dam will require along the north side of the basin in the second stage of construction. This dam will have a crest width of 5 m.

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A tailings deposition plan was developed to define:
•	Location of the tailings pond during the life of the operation;
•	Required locations of tailings discharge points around the TSF to control the pond location;
•	Rate of rise of the tailings.
Schedule of dam construction and basin geomembrane liner installation. The TSF is designed with a surface water diversion channel to collect and convey surface water around the TSF and to the natural water channels downstream of the facility. The diversion channels are designed to convey the 20-year storm event with freeboard and the 50-year storm event without freeboard. The tributary area reporting to the channels is about 1.0 km2. Two channels are designed, each receiving runoff from approximately the tributary area. The design flow for the 20-year storm is estimated to be 0.18 m3/s and the 50-year storm flow is 0.38 m3/s.
A spillway is incorporated in the design of the TSF and is designed to pass flood flows in excess of the 100-year storm event. The diversion channels are not considered to overtop during large storm events and the spillway is designed to handle the flow from the total catchment area. The design flow estimated for the total catchment area upstream of the tailings dams is 3.75 m3/s.
Over most of the operating life of the TSF, the tailings basin will have sufficient capacity to store the volume of a 10,000-year storm event and the period of time when the spillway might operate would be at the end of the life of the first stage prior to the crest of the dam being raised and at the end of the operation.
Barge-mounted pumps will be used to return water from the tailings pond to the process plant.
The proposed conceptual closure plan has been developed to protect the tailings and upstream dam slopes from water and wind erosion. The closure plan involves shaping the tailings surface and placing a cover on the tailings. A layer of granular material (Patagonia gravels) with an average thickness of 0.30 m and total surface of approximately 0.7 km2 is proposed for the entire extent of the basin.

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After the quality of the water collecting upstream of the dams is confirmed to be of suitable quality for discharge to the environment, a section of the basin perimeter will be lowered to prevent water from ponding upstream of the dams and the surface water diversion channel will be decommissioned and natural surface water channels re-established.
16.5	Comment on Section 16
In the opinion of the QPs, the metallurgical test work conducted to date on the Eureka, Bajo Negro, and Vein Zone mineralization supports the declaration of Mineral Resources and Mineral Reserves based on the following:
•	The metallurgical testwork completed has been appropriate to establish a process route that is applicable to the mineralization types;
•	Tests were performed on samples that were representative of the mineralization for the purposes of establishing an optimal process flowsheet;
•	The process route proposed uses conventional technology;
•
Recovery factors from the tests are appropriate to the mineralization types and selected process route based on the available testwork data. If put into operation, the plant will see recovery factors will vary on a day to day basis depending on grade and mineralization type;

•	Recoveries used to support estimation were variable for gold and silver;
•	Reagent use has been appropriately projected from completed metallurgical testwork but remains to be confirmed in a production scenario.
In the opinion of the QPs, the metallurgical test work conducted to date on the San Marcos, Mariana Central and Mariana Norte mineralization supports the declaration of Mineral Resources based on the following:
•
The metallurgical testwork completed on the mineralization was appropriate to establish preliminary gold and silver recoveries that can support reasonable prospects of economic extraction and are applicable to the mineralization types;

•
Tests were performed on mineralization from the deposits; however, insufficient tests have been performed to establish the metallurgical performance of the mineralization over the grade, spatial distribution and variability ranges in the deposits;

•
It is a reasonable expectation that additional work would lead to the development of a satisfactory process for the recovery of gold and/or silver from the mineralized material at San Marcos, Mariana Norte and Mariana Central.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES
17.1	Mineral Resources
Mineral Resource estimates were performed by Mr Steven Ristorcelli, C.P.G., an employee of MDA. The estimates were reviewed and accepted by Maryse Belanger, P.Geo., a Goldcorp employee. Ms Belanger is the Qualified Person for the estimates.
17.1.1	Databases
The close-out dates of the databases used for mineral resource estimation are:
•	Eureka: 23 May 2009;
•	Bajo Negro: 12 January 2010;
•	Vein Zone: 23 May 2009;
•	Mariana Central: 6 December 2010;
•	San Marcos: 24 December, 2010;
•	Mariana Norte: 23 November, 2010.
17.1.2	Models
For each deposit, paper cross-sections were plotted with drill data (geologic and analytical), topography, and mapped surface geology. Interpretations of lithology, structure, quartz veins, and mineral domains were done on these cross-sections on site with Andean staff. Using the geology as a guide, along with the colour-coded assays representing natural distributions, mineral domains were made that reflected different styles of mineralization. Mineral domains were then modelled.
Sections were interpreted, checked and digitized. Following digitizing, the resultant polylines representing the domain boundaries were snapped to the drill holes in three dimensions (3D). The 3D polylines were sliced to plan, and level-plan interpretations were made, one for each level of the block model for gold, silver, and quartz vein. No 3D solids were constructed for any of the domains. Where appropriate and possible, 3D surfaces were made for some lithological units, oxidation, and water level.

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17.1.3	Domains
Domain modelling comprised:
•	Three mineral domains for gold and three silver domains were modelled for Eureka;
•	Three gold mineral domains and two silver mineral domains were modelled for Bajo Negro;
•	Two gold mineral domains and two silver domains were modelled for the Vein Zone;
•	Four gold mineral domains and three silver mineral domains were modeled for Mariana Central;
•	Three gold mineral domains and three silver mineral domains were modeled at San Marcos and Mariana Norte.
17.1.4	Density
MDA reduced the mean density values of mineralized material at Eureka by 2%, and at Bajo Negro, Mariana Norte and Vein Zone by 1%, because of
•	Inescapable sample-selection bias (density measurements only on unbroken rock);
•	Not uncommon broken/rubbled vein material (i.e., mean RQD of the mineralized material is 45 (common in situ fracturing that is not accounted for in density measurements);
•	The variably vuggy nature of the mineralization (large vugs and open spaces exposed to the surface of the samples are not properly measured)
The density estimate for Mariana Norte is based on sample data from other deposits in the Mariana area. Densities used in modelling are summarized in Table 17-1.
17.1.5	Descriptive Statistics
Descriptive statistics were compiled for all composite data. Outlier samples were capped. Once the outlier sample grades were capped, the samples were composited to 2 m down-hole composites honouring the domains.

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Table 17-1: Density Values used in Estimation

Deposit	Lithology	Density (g/cm3)
Eureka	All mineralized material	2.35
	Country rock	2.40
	Post-mineralization breccia	2.20
Bajo Negro	Quartz vein	2.46
	Country rock	2.39
	All groups	2.42
Vein Zone	Alluvium	1.5
	Non quartz vein oxide	2.28
	Non quartz vein transitional	2.35
	Non quartz vein sulphide	2.38
	Quartz vein	2.35
Mariana Central	Vein	2.53
	All other rock types	2.55
San Marcos	Vein	2.52
	All other rock types	2.58
Mariana Norte	Vein	2.54
	All other rock types	2.57
17.1.6	Variography
Following compositing and the previously described statistical analyses of those composites, correlograms were constructed in multiple directions on various combinations of mineral domains for gold and silver separately. Results included:
•
Eureka: Gold correlograms for the stockwork mineralization are well defined with ranges of up to 40 m, but the nugget is a high 75% of the sill. Gold correlograms for the vein mineralization are only moderately well defined and ranges reach 40 m, but the nugget is a very high 90% of the sill. Silver correlograms for the stockwork mineralization are well defined with ranges of 40 to 60 m; the nugget is 55% of the sill. Silver correlograms for the vein mineralization are well defined with highly variable ranges from 45 m to 80 m and the nugget of 65% of the sill;

•
Bajo Negro: Gold correlograms for the vein mineralization (combined mid- and high-grade domains) are poorly defined with ranges of up to ~60 m, but the nugget is a high 90% of the sill, and even then poorly defined. Gold correlograms for the stockwork mineralization are better defined and have ranges of 10 m to 30 m, but the nugget is still a very high 70% of the sill. Silver correlograms for the stockwork mineralization are well defined with ranges of up to 100 m with a nugget of 70% of the sill. Silver correlograms for the vein mineralization are moderately well defined with highly variable ranges from 20 m to 80 m and a nugget of 75% of the sill;

•
Vein Zone: Gold correlograms for the composites in the combined low-grade sheeted stockwork and high-grade in-vein domains were made and, while well defined, have a very high nugget of 85% of the total sill and ranges from 20 m to 60 m. Silver correlograms for the sheeted stockwork and high grade in-vein domains combined are poorly defined with ranges of 10 to 40 m and a nugget is 65% of the sill;

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•
Mariana Central: Gold correlograms showed good structure, albeit with a very high nugget of 80% of the sill. Silver correlograms for the vein mineralization show no definition or are very poorly defined, also with extremely high nuggets. The same is true for the low-grade stockwork/vein mineralization for gold and silver;

•
San Marcos: Gold and silver correlograms for the vein mineralization show no definition or are very poorly defined with extremely high nuggets. The same is true for the low-grade stockwork/vein mineralization for gold, but the silver correlograms are slightly better. This effect may be the result of too few samples, but nevertheless, valid variography does not exist for San Marcos;

•
Mariana Norte: Gold and silver correlograms for the vein mineralization show no definition or are very poorly defined with extremely high nuggets. The same is true for the low-grade stockwork/vein mineralization for gold, but the silver correlograms are slightly better. This effect may be the result of too few samples, but nevertheless, valid variography does not exist for Mariana Norte.

17.1.7	Estimation Parameters
Estimation parameters were, in part, defined to honour understood geologic controls and sample distributions and in part to honour the correlogram models. In all cases, inverse distance squared (ID2) estimation was chosen for the reported estimate, but estimates were also interpolated using nearest neighbour (NN) and kriging.
•
Eureka: A long search was used to fill in all blocks in the zones for Inferred, and a shorter pass over-wrote the long pass for the Indicated material. Each domain was estimated separately and was then weight averaged for the reported whole-block or zone-diluted model. A zone-diluted model weight-averages the grades of each domain or zone by their respective block percentages. The stockwork and the unmineralized rock were estimated using an upper-grade/search-distance limitation in the estimate. Model blocks at Eureka are 4 m long by 2 m across by 4 m high in a model rotated 45° counter-clockwise in the horizontal plane to best match the vein trend in the more important western part of the deposit. Block dimensions were chosen to best reflect possible block sizes for underground mining;

•
Bajo Negro: A long search was used to fill in all blocks in the zones for Inferred, and a shorter pass over-wrote the long pass for the Indicated material. Each domain was estimated separately and was then weight averaged for the reported whole-block, zone-averaged and vein-averaged model. A zone-averaged model weight-averages the grades of each domain or zone by their respective block percentages. The stockwork and the unmineralized rock were estimated using a high-grade search distance limitation in the estimate. Model blocks at Bajo Negro are 4 m long by 2 m across by 4 m high in a model rotated 65º clockwise in a horizontal plane to best match the vein trend in the more important part of the deposit. The dimensions were chosen to best reflect possible block sizes for underground mining;

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•
Vein Zone: A long search was used to fill in all blocks in the zones for inferred, and a shorter pass over-wrote the long pass, which dominated the Indicated material for all but the high-grade in-vein silver domain. The silver high-grade in-vein domain had only one pass. Three estimation areas were defined with differing search directions. The model blocks are 3 m long x 3 m wide x 3 m high and all reported resources are fully block-diluted. The dimensions were chosen to best reflect possible block sizes for open pit mining;

•
Mariana Central: A long search was used to fill in those very distal blocks that the final pass could not reach, and those blocks represent a small fraction of the total volume of material with all of it in the Inferred classification. Each domain was estimated separately and was then weight averaged for the whole-block (not reported), zone-averaged, and vein-averaged model. Samples of the hanging wall split, hanging wall vein, and main vein were all used together to make a seamless merge where any of these different veins merge. Three different search ellipses were used in order to accommodate different orientations of vein mineralization. The model blocks are 4 m long by 2 m across by 4 m high in a model rotated 10º clockwise in a horizontal plane to best match the vein trend in the more important part of the deposit; the long axis of the blocks trends at azimuth 125º. The dimensions were chosen to best reflect possible block sizes for underground mining;

•
San Marcos: A long search was used to fill in those very distal blocks that the final pass could not reach. Each domain was estimated separately and was then weight averaged for the reported whole-block, zone-averaged, and vein-averaged model. Samples of the hanging wall, footwall, and main vein were all used together to make a seamless merge where any of these different veins merge. The stockwork and the unmineralized rock were estimated using a high-grade search distance limitation in the estimate. Numerous different search ellipses were used in order to parallel the vein mineralization. The model blocks are 4 m long by 2 m across by 4 m high in an unrotated block model. The dimensions were chosen to best reflect possible block sizes for underground mining;

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•
Mariana Norte: A long search was used to fill in those very distal blocks that the final pass could not reach. Each domain was estimated separately and was then weight averaged for the vein-averaged, zone-averaged, and whole-block (not reported) models. Samples of the hanging wall, footwall, and main vein were all used together to make a seamless merge where any of these different veins merge. The stockwork and the unmineralized rock were estimated using a high-grade search distance limitation in the estimate. Four different search ellipses were used in order to parallel the vein mineralization. The model blocks are 4 m long by 2 m across by 4 m high in a model rotated 10º clockwise in a horizontal plane to best match the vein trend in the more important part of the deposit; the long axis of the blocks trends at azimuth 280º. The dimensions were chosen to best reflect possible block sizes for underground mining.

17.1.8	Confidence Classification Criteria
MDA classified the Cerro Negro mineral resources by a combination of distance to the nearest sample, number of samples, number of drill holes, and confidence in the samples used in a block estimate, and the confidence in geologic interpretations. Criteria for the deposits are included in Tables 17-2 to 17-6.
17.1.9	Reasonable Prospects of Economic Extraction
MDA assumed that exploitation at Eureka, Bajo Negro, Mariana Norte, Mariana Central, and San Marcos will most likely be by underground mining methods. Resource reporting cut-off would best represent material with “reasonable prospects for economic extraction” at 3 g/t gold equivalent (AuEq). The cut-off was derived by using mining costs and recoveries from the existing feasibility study, which envisions mining methods that will be applicable to these deposits, applied to that mineralization lying within bodies that demonstrated sufficient continuity to support underground mining.
Exploitation at Vein Zone is likely to be by open-pit mining methods. MDA considered that the resource reporting cut-off would best represent material with reasonable prospects for economic extraction at 0.5 g/t AuEq (which takes into consideration the potential for heap-leach extraction). Mineralization considered to have reasonable prospects of economic extraction includes that material that lies between the $1,100/oz optimized pit shell and the designed pit.
Gold equivalency was calculated considering long-term average silver and gold metal-price ratios. For these estimates, a silver:gold ratio of 60:1 is used. Gold-equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries or relative processing and smelting costs. The gold-equivalent grades were used only for establishing cut-off grades for reporting.

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Table 17-2: Confidence Classification Criteria, Eureka Deposit

Indicated — West Area
Inside the main vein or main footwall vein mineral domain
and
No. of samples / distance	≥ 4 and >2 holes) and <= 40 m from closest sample
Confidence code	≥ 2 (out of 3)
or
No. of samples / distance	≥ 2/ ≤ 25 m
Confidence code	≥ 2 (out of 3)

Inferred — West Area
Inside a mineral domain that is not Indicated and in any vein

Indicated — East Area
Inside the main vein or main footwall vein mineral domain
and
No. of samples / distance	≥2 / ≤10 m inside zones for Au or Ag

Inferred — East Area
Inside a mineral domain that is not Indicated and exists in any vein
Table 17-3: Confidence Classification Criteria, Bajo Negro Deposit

Indicated
Inside the main vein or main footwall vein mineral domain
and
No. of samples / distance	≥3 and ≤40 m from closest sample
or
No. of samples / distance	≥2 and ≤25 m 40m from closest sample
or
No. of samples / distance	≥1 and ≤10 m 40m from closest sample

Inferred
Inside a mineral domain that is not Indicated, can be in any of the defined domains
Table 17-4: Confidence Classification Criteria, Vein Zone Deposit

Indicated
Inside the defined domains but exclusive of the footwall
and
No. of samples / distance	≥2 holes and ≤50 m from closest sample
or
No. of samples / distance	≥1 and ≤20 m from closest sample
or
No. of samples / distance	≥1 and ≤10 m 40m from closest sample

Inferred Inside Domains
Everything Inside mineral domains that is not Indicated and in any other vein
or
Inferred Outside Domains
Within 20 m of two samples

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Table 17-5: Confidence Classification Criteria, San Marcos, Mariana Central and Mariana Norte Deposits

Indicated
Inside the main quartz vein or west end of footwall quartz vein
and
No. of holes / distance	≥3 and ≤40 m from closest sample
or
No. of samples / distance	≥2 and ≤25 m from closest sample
or
No. of samples / distance	≥1 and ≤10 m from closest sample

Inferred
Inside any mineral domain that is not Indicated, can be in any of the defined domains
17.1.10	Mineral Resource Statement
Mineral Resources for the Project were classified under the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves by application of a cut-off grade that incorporated mining and recovery parameters, and constraint of the Mineral Resources to a pit shell based on commodity prices.
Mineral Reseources were estimated for the deposits by Mr Steven Ristorcelli, an employee of MDA. The estimates were reviewed and accepted by Maryse Belanger, P.Geo., a Goldcorp employee. Ms Belanger is the Qualified Person for the estimates.
Mineral resources are reported considering long-term commodity prices of US$1,100 per ounce of gold and US$17 per ounce of silver. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are tabulated in Table 17-7.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 17-6: Mineral Resource Statement, Effective Date 31 December, 2010, M. Belanger, P.Geo.

		Cutoff Grade	Tonnes	Gold Grade	Silver Grade	Gold Equivalent Grade	Contained Gold	Contained Silver
Deposit	Classification	(g/t AuEq)	(kt)	(g/t Au)	(g/t Ag)	g/t AuEq	(koz)	(koz)
Eureka	Indicated	3.0	678	6.28	101.1	7.97	137	2,204
	Inferred	3.0	962	7.59	79.0	8.91	235	2,444

Bajo Negro	Indicated	3.0	42	51.10	180.0	54.10	69	243
	Inferred	3.0	935	6.07	15.7	6.33	183	471

Vein Zone	Indicated	0.5	3,948	1.34	3.0	1.39	170	383
	Inferred	0.5	1,528	0.99	2.3	1.02	48	113

Mariana Central	Indicated	3.0	2,188	21.58	133.3	23.80	1,518	9,378
	Inferred	3.0	295	7.76	34.0	8.32	74	322

Mariana Norte	Indicated	3.0	790	10.12	84.0	11.52	257	2,133
	Inferred	3.0	304	7.85	49.4	8.67	77	482

San Marcos	Indicated	3.0	1,782	8.83	76.5	10.11	506	4,382
	Inferred	3.0	490	6.68	54.7	7.60	105	862

Notes to Accompany Mineral Resource Table

1.	Mineral Resources are exclusive of Mineral Reserves and do not include dilution;

2.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability;

3.	Mineral Resources are reported at a gold price of US$1,100/oz, and a silver price of US$17/oz;

4.	Mineral Resources are defined within Lerchs—Grossmann pit shells or have been confined using appropriate underground mining constraints;

5.	The cut-off grade for the Vein Zone is 0.50 g/t AuEq. The cut-off grade for the underground deposits is 3 g/t AuEq. For equivalency purposes a ratio of 60 silver to 1 gold is used;

6.	Metallurgical recoveries vary by deposit;

7.
Tonnages and ounces are rounded to the nearest 1,000 tonnes and 1,000 ounces respectively for the deposit tables, grades are rounded to two decimal places for Au and AuEq, grades for Ag are rounded to one decimal place;

8.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content;

9.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

March 2011	Page 17-9

Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
17.2	Mineral Reserves
Mineral Reserves were estimated for the Eureka, Bajo Negro, and Vein Zone deposits by NCL Ingeniería y Construcción S.A. (NCL).
NCL was provided with three different resource block models: July 2009 for Eureka, April 2010 for Bajo Negro, and December 2009 for Vein Zone. All three models were developed by MDA.
The Mineral Reserve estimate assumed the following two mining methods would be employed:
•	Underground long hole stoping with backfill for the Eureka and Bajo Negro deposits;
•
Open pit mining method for Vein Zone. The open pit was designed considering 6 m benches, with 2.5 m berms and 70º assumed for the batter angle, which gives an inter-ramp angle of 52°. Ramps at 15 m width and 10% gradient were designed.

17.2.1	Dilution Considered for Underground Mineral Reserves
Two types of dilution were considered for the selected long hole with backfill mining method: internal dilution and operational dilution. Internal dilution corresponds to all of the material within the designed selective mining unit (SMU) that does not add value (material below cut-off), but will be mined and processed. Operational dilution because of over-break was considered by expanding the SMUs to both the hanging wall and footwall. This extra volume was considered as part of the SMU for the mine schedule; hence, as part of the mineral reserves. Dilution criteria are included in Tables 17-8 and 17-9 by deposit. SMU sizes are larger at Bajo Negro than at Eureka due to better rock mass properties at Bajo Negro. SMU dimensions were provided to NCL by Golder Associates (Golder).
17.2.2	Dilution Considered for Open Pit Mineral Reserves
Dilution and ore losses were treated in Vein Zone by designing polygons for every mining bench. These polygons can be interpreted as “dig” lines and were designed with a minimum width of three blocks (9 m) and continuity, based on block model maps coloured by gold equivalent grade. The reserves for every mining bench were considered as the total material contained within the designed polygons, including resources below cut-off as dilution. The rest of the material outside the polygons, even with grades above cut-off, was considered as waste (ore losses).

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
17.2.3	Cost Parameters
Costs used to constrain the estimates are shown by deposit in Table 17-10.
The AuEq cut-off grade used to constrain open pit Mineral Reserves assumes a silver to gold ratio of 60:1, using the equation:
(g/t) = Au(g/t) + Ag(g/t)/60.
The product prices, processing costs and processing recoveries were provided to NCL by Andean personnel during 2010, based on Andean’s estimates and testwork.
17.3	Mineral Reserve Statement
Mineralization that had been classified as Indicated Mineral Resources was used to support estimation of Mineral Reserves. Estimates were prepared by Mr Carlos Guzman of NCL. The estimates were reviewed and accepted by Sophie Bergeron, eng., a Goldcorp employee. Ms Bergeron is the Qualified Person for the estimates.
Mineral Reserves for the Cerro Negro Project are tabulated in Table 17-11, and are classified as Probable Mineral Reserves. Mineral Reserves are estimated using a gold price of US$850/oz and a silver price of US$14/oz.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 17-7: Eureka SMU Dimensions and Dilution

	Width (m)(*)	Length (m)(*)
	across the	along the	Height (m)	Dilution
Mining Unit	Ore Zone	Ore Zone	(*)	Hangingwall	Footwall
Drift	Maximum, ore zone width minimum 4 m	12.5 m primary unit	4 m	+0.25 m	+0.25 m
15 m secondary unit
	If width ≤ 4 m	20 m

Stope	Maximum, ore zone
	width minimum 4 m	12.5 m primary unit	22 m	+0.60 m	+0.60 m
15 m secondary unit
	If width ≤ 4 m	20 m

Table 17-8: Bajo Negro SMU Dimensions and Dilution

	Width (m)(*)	Length (m)(*)
	across the	along the	Height (m)	Dilution
Mining Unit	Ore Zone	Ore Zone	(*)	Hangingwall	Footwall
Drift	Maximum, Ore zone width Minimum 4 m	20.0 m For all units	4 m	+0.25 m	+0.25 m
Stope	Maximum, Ore zone width Minimum 4 m	20 m	22 m	+0.60 m	+0.60 m

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 17-9: Cost Parameters

Deposit	Area	Item
Eureka	Metal Prices
	Gold	US$850/oz
	Silver	US$15/oz
Costs
	Mining	US$60/t

	Processing — East Domain	US$30.5 /t
	Processing — Upper Central Domain	US$28.5 /t
	Processing — Lower Central Domain	US$28.5 /t
	Processing — West Domain	US$28.5 /t
	General and Administrative	US$11.50/t
	Transport, Freight, Insurance, Refining	US$15/t (gold only)
	Metallurgical Recoveries	Gold	Silver
	East	93.5%	92.7%
	Upper Central	94.1%	89.4%
	Lower Central	96.1%	89.9%
	West	96.4%	90.4%

Bajo Negro	Metal Prices
	Gold	US$850/oz
	Silver	US$15/oz
Costs
	Mining	US$60/t
	Processing	US$24.67/t
	General and Administrative	US$10.55/t
	Transport, Freight, Insurance, Refining	US$15/t (gold only)
	Metallurgical Recoveries	95%	85%

Vein Zone	Metal Prices
	Gold	US$850/oz
	Silver	US$15/oz
Costs
	Mining	US$2/t mined
	Processing	US28.60/t
	General and Administrative	US$10.50/t
	Transport, Freight, Insurance, Refining	US$15/t
	Metallurgical Recoveries	95%	90.7%
	Pit Slope Angle	45º
	Cut-off Grade	1.53 g/t AuEq (silver to gold ratio 60:1)

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 17-10: Probable Mineral Reserve Statement, Effective Date 31 December 2010, Sophie Bergeron, eng.

	Tonnes	Gold Grade	Silver Grade	Contained Gold	Contained Silver
Deposit	(kt)	(g/t)	(g/t)	(koz)	(koz)
Eureka	2,930	13.60	198.0	1,284	18,600
Bajo Negro	1,830	7.70	21.0	457	1,200
Vein Zone	2,380	4.30	9.0	331	700

Total	7,140	9.03	89.3	2,072	20,500

Notes to Accompany Mineral Reserve Table

1.	Mineral Reserves are estimated using a US$850/oz gold price, and a US$14/oz silver price

2.
Tonnages and contained ounces are rounded to the nearest 1,000 tonnes and 1,000 ounces respectively, for deposit summaries; grades are rounded to two decimal places for Au, grades for Ag are rounded to one decimal place;

3.	The life-of-mine metallurgical recoveries vary by deposit, and range from 93.5—96.4% for Au, and 85—92.7% for Ag;

4.	Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content;

5.	Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.0	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORT ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES
Dates discussed in this section are for illustrative purposes only, as a formal production decision requires approval from Goldcorp management.
18.1	Proposed Mine Plan
18.1.1	Eureka
A transverse stoping method with backfill was selected to develop the Eureka vein to suit the orebody geometry and rock quality. This option was preferred over a classical longitudinal stoping method due to the high productivity of transverse stoping and the relative low quality of the rock within the vein. In narrow zones, longitudinal stopes will be used to maximize recovery of the orebody.
Figure 18-1 shows a schematic through the proposed Eureka mine.
The mine will be accessed through a 12% gradient decline with a 4.3 m x 4.7 m section that connects from the surface (at a portal level of 623 m) down to 190 m, which represents the lowest level of the mine. The total estimated length of this decline is 3,892 m. The decline has been designed to be a minimum distance of 70 m from the vein to prevent any subsidence from subsequent over excavation of stopes. At every 26 m in vertical distance, access tunnels will be developed to a haulage drift that will run in waste, parallel to the vein.
At every level, the vein is divided into mining units (stopes) that will be mined in an alternate sequence of primary and secondary stopes. From the haulage levels, the vein will be accessed with drifts to the stopes (primary and secondary), such that there will be an upper and a lower drift in every unit. The stopes will be drilled from the upper drift (22 m long holes) with hydraulic drilling for stopes narrower than 12 m and down-the-hole (114 mm) for stopes wider than 12 m. Blasting will be carried out in ascending form using ANFO. Emulsion will be used if water is present. The primary stopes will be backfilled with cemented rock fill, while uncemented rock fill will be used for the secondary stopes. The material for the backfill will be obtained from mine development waste and supplemented from surface sources.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Figure 18-1: Proposed Mine Layout, Eureka
Extraction of the ore from the stopes will be done with 4.6 m3 load-haul-dump (LHD) units that will load the ore at the draw points and transport it to an interim stockpile located in the haulage drift. From this stockpile, the ore will be loaded into 28 t trucks and hauled to a run-of-mine (ROM) pad located on the surface, close to the portal. On the surface, the ore is loaded with a 5.7 m3 front-end loader into 20 t trucks and hauled to the process plant located 16 km from Eureka.
Two ventilation raises are provided in the mine plan. Fresh air is introduced into the mine through a central raise equipped with one 300 kW fan, and then into stopes through corresponding accesses. Mine air will exhaust from the stopes through the upper levels connected to the exhaust raises where 56 kW fans will be installed; exhaust air will also exit the mine through the main haulage decline and secondary ventilation raises.
A sump will be constructed at the lowest elevation of the main decline and all mine water above the main haulage level will be conducted to this sump and drained to surface through the main access. At surface, the water will be stored in a water storage pond. A total power consumption of 186 kW has been estimated as an allowance for water pumping.
The mine refuge will consist of a transportable, hermetically sealed, 20-person cabin. Escape shaft-ways will consist of a set of metal stairs installed in the main raise that connect to every level of the mine. The stairs will have a rest landing every 26 m and will exit to surface alongside the principal ventilation fan.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Compressed air will be provided by a compressor located at the portal. The backfill plant will be situated adjacent the portal, and have a 30 t/h capacity. The ore storage pad will be approximately 300 m southwest of the portal.
A water pond will be constructed near the Eureka portal to temporarily store water from the underground workings before it is discharged. The pond will have a capacity of 95,000 m3, which is sufficient to contain the estimated flow from the underground workings for up to three months plus a storm in excess of a 100-year event.
18.1.2	Bajo Negro
The Bajo Negro vein will be mined using the same method applied to Eureka. The mining will be undertaken utilizing the equipment and personnel released from Eureka once that operation is finished. There will be a gradual transfer of resources from Eureka starting in 2014, when the Bajo Negro development is projected to commence.
The main access to the Bajo Negro mine consists of a 12% gradient decline and a 4.3 x 4.7 m section, using the same design parameters as for Eureka (Figure 18-2). From this decline, the haulage levels will be developed with 26 m in the vertical separations. The portal is located at an elevation of 870 masl and the bottom at 590 masl. The total estimated length of the decline is 2,840 m.
Ventilation and safety design will be similar to that planned for Eureka.
18.1.3	Vein Zone
Vein Zone will be mined by an open pit method using standard drilling, blasting, loading and hauling operations. Pit design includes 6 m benches, with 2.5 m berms and 70 for batter angle, which gives an interamp angle of 52°. Ramps at 15 m width and 10% gradient were designed. The Phase 1 (starter) pit is approximately 130 m deep with a diameter of approximately 270 m. The second phase is the final pit with a depth of approximately 200 m, a diameter of approximately 480 m and the base located approximately 608 masl.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
The final pit layout is shown in Figure 18-2.
Figure 18-2: Proposed Mine Layout, Bajo Negro
Figure 18-3: Proposed Mine Layout, Vein Zone

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.2	Mine Schedule
The plant feed will be initially from Eureka, and then in parallel from Bajo Negro and Vein Zone. The plant was designed by Ausenco for a total throughput of approximately 675,000 t/a. The Eureka mine plan includes maintaining a stockpile of ore on the ROM pad near the crusher with a total capacity of three months’ production, approximately 170,000 t.
A summary of the Eureka mine plan is shown in Table 18-1. The table includes mine production, the plant feed schedule, and corresponding stockpile variations. Table 18-2 presents a summary mine plan for Bajo Negro; Table 18-3 shows the same information for Vein Zone. The integrated plant feed schedule is included as Table 18-4.
The initial mine development of Eureka will be carried out by contractors. Their scope will be to develop the main access decline down to level 450, as well as to provide accesses to the vein in the production levels above. The balance of the mine development will be carried out with Andean’s resources (equipment and personnel).
Goldcorp is currently reviewing the projected commencement dates from the 2010 feasibility study and these may be subject to change.
18.3	Equipment
Underground mining equipment was selected to initially operate in Eureka, and then be transferred to Bajo Negro. Equipment requirements include:
•	Two boom jumbos;
•	4.6 m3 LHDs operating in developments and stopes (primary load); smaller units of 2.7 m3 will be used in the narrower areas of the mines;
•	28 t capacity trucks;
•	Conventional diesel trucks, 1,500 kg loading capacity;
•	Conventional flat-bed trucks, 1,500 kg loading capacity;
•	Main and ancillary ventilation fans.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 18-1: Proposed Eureka Mine Plan

	2011	2012	2013	2014	2015	2016	TOTAL
Eureka Mined (v1.0+v1.1)
Ore stope (kt)	—	450	517	642	621	259	2,488
Ore drift (kt)	39	147	163	36	53	—	438
Total ore (kt)	39	597	680	678	674	259	2,927
Au (g/t)	14.8	12.7	13.9	13.1	13.4	16.9	13.6
Ag (g/t)	279.6	215.6	172.2	190.0	175.4	293.2	198.0
t/d	106	1,635	1,863	1,857	1,847	709

Eureka to Stockpile
Total ore (kt)	39	132	29	42	52	—	295
Au (g/t)	14.8	15.2	20.3	12.5	9.6	—	14.3
Ag (g/t)	279.6	263.8	176.7	155.6	148.7	—	221.3
t/d	106	363	80	116	143	—

Eureka to Plant
Total ore (kt)	—	465	651	635	622	259	2,632
Au (g/t)	—	12.0	13.6	13.1	13.8	16.9	13.6
Ag (g/t)	—	201.8	171.9	192.3	177.6	293.2	195.4
t/d	—	1,273	1,783	1,741	1,704	709

Eureka Stockpile Inventory
Total ore (kt)	39	170	175	177	176	43
Au (g/t)	14.8	15.1	16.2	15.9	14.1	18.4
Ag (g/t)	279.6	268.2	262.8	252.9	225.7	347.6

Eureka Stockpile to Plant
Total ore (kt)	—	1	25	40	53	176	295
Au (g/t)	—	9.0	13.3	13.7	15.8	14.1	14.3
Ag (g/t)	—	150.6	197.4	192.6	241.0	225.7	221.3
t/d	—	3	67	109	146	483

Eureka (Mine + Stockpile) to Plant
Total ore (kt)	—	466	675	675	675	435	2,927
Au (g/t)	—	12.0	13.6	13.2	13.9	15.8	13.6
Ag (g/t)	—	201.7	172.9	192.3	182.6	265.9	198.0
t/d	—	1,276	1,850	1,850	1,850	1,192

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 18-2: Proposed Bajo Negro Mine Plan

	2016	2017	2018	2019	2020	TOTAL
Total ore (kt)	159	447	447	447	334	1,835
Au (g/t)	8.8	8.4	7.8	7.2	7.0	7.7
Ag (g/t)	24.4	22.5	23.2	19.8	16.9	21.2
t/d	435	1,225	1,226	1,226	914
Table 18-3: Proposed Vein Zone Mine Plan

Period	Ore (Kt)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Waste (Kt)	Total (Kt)
2015					1.1	1.1
2016	0.2	3.1	5.3	3.2	5.9	6.0
2017	0.4	3.9	7.2	4.0	6.8	7.2
2018	0.4	4.4	9.3	4.5	6.7	7.2
2019	0.4	3.5	7.3	3.7	4.6	5.0
2020	0.6	4.3	8.9	4.5	3.0	3.5
2021	0.3	6.7	17.2	7.0	0.9	1.2
2022
2023
2024
Total	2.4	4.3	9.2	4.5	29.0	31.3

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 18-4: Proposed Integrated Production Plan

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	TOTAL
Eureka (Mine + Stockpile) to Plant
Total ore (kt)	466	675	675	675	435	—	—	—	—	—	2,927
Au (g/t)	12.0	13.6	13.2	13.9	15.8	—	—	—	—	—	13.6
Ag (g/t)	201.7	172.9	192.3	182.6	265.9	—	—	—	—	—	198.0
t/d	1,276	1,850	1,850	1,850	1,192	—	—	—	—	—

Bajo Negro
Total ore (kt)	—	—	—	—	159	447	447	447	334	—	1,835
Au (g/t)	—	—	—	—	8.8	8.4	7.8	7.2	7.0	—	7.7
Ag (g/t)	—	—	—	—	24.4	22.5	23.2	19.8	16.9	—	21.2
t/d	—	—	—	—	435	1,225	1,226	1,226	914	—

Vein Zone
Total ore (kt)	—	—	—	—	160	447	447	447	562	313	2,376
Au (g/t)	—	—	—	—	3.1	3.9	4.4	3.5	4.3	6.7	4.3
Ag (g/t)	—	—	—	—	5.3	7.2	9.3	7.3	8.9	17.2	9.2
t/d	—	—	—	—	438	1,225	1,225	1,225	1,539	857

Total Plant Feed
Total ore (kt)	466	675	675	675	754	895	895	895	895	313	7,137
Au (g/t)	12.0	13.6	13.2	13.9	11.6	6.1	6.1	5.4	5.3	6.7	9.0
Ag (g/t)	201.7	172.9	192.3	182.6	159.7	14.8	16.3	13.6	11.9	17.2	89.7
Au (koz)	179	296	286	302	282	176	176	154	154	68	2,072
Ag (koz)	3,020	3,753	4,175	3,964	3,871	426	468	390	341	173	20,583
t/d	1,276	1,850	1,850	1,850	2,065	2,451	2,451	2,451	2,453	857

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
For the open pit operation, the following equipment was envisaged:
•	Diesel drills of 114.3 mm diameter (Atlas Copco Roc L8) for waste and ore;
•	8.6 m3 front-end loaders (Cat 990) for waste and ore;
•	55 t capacity trucks (Cat 773);
•	Support units including track dozers (Cat D9), motor graders (Cat 160) and 20 m3 water trucks.
Mobile equipment will also be required, and will consist of SUVs, dual-cabs, an ambulance, fire truck, forklifts, skid-steer loader, and cranes.
18.4	Geotechnical
A geotechnical analysis was carried out by Golder to provide design parameters for the underground mines. For the Eureka deposit, these included:
•	Maximum height of stopes (includes upper and lower drifts): 30 m;
•	Width of primary stopes: 12.5 m if vein thickness is less than 15 m (8 m for veins thicker than 15 m);
•	Width of secondary stopes: 15 m if vein thickness is less than 15 m (8 m for veins thicker than 15 m);
•	Distance from decline to vein: 70 m;
•	Distance from haulage drift to vein: approximately 26 m.
Primary and secondary stopes at Bajo Negro have been designed with the same width of 20 m. These dimensions are stable, according to the geotechnical analysis performed by Golder.
Work supporting these recommendations included:
•	Ground investigations of the Eureka, Bajo Negro and Vein Zone deposits;
•	Logging of drill core;
•	Laboratory testing;
•	Density: ISRM — 1981;

•	Uniaxial Compressive Strength: ASTM D 7012-04, ASTM D 4543-08;

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
•	Porosity: ISRM - 1981;

•	Moisture Content: ASTM D 2216-98;

•	Point Load Test: ASTM D5731-08;

•	Direct Shear: ASTM D5607-08.
18.4.1	Eureka
An engineering geological model was developed for the proposed Eureka mine access decline tunnel. Two alignments for the initial 250 m of the proposed access decline tunnel were assessed and the Decline East option was selected to avoid encountering poor ground associated with weathering on the contact between the Bajo Pobre andesites which host the deposit and the overlying the post-mineralization breccia.
Tunnel construction by drill and blast methods is considered feasible based on these assessments. Stress modelling was also carried out to provide separation distances between the decline and the proposed mine stopes. This separation was incorporated into the selected decline alignment.
The stability graph method was used to assess preliminary dimensions and stability of the proposed mine stopes. The design stope dimensions derived from this method are regarded as a first step in the design process and local adjustments to the design should be expected, depending upon actual conditions observed in the stope.
An average dip/dip direction of 77/225 was adopted for the definition of the stope geometry. As the stope will be backfilled, a primary/secondary sequence will be required to allow placement and set-up of the cemented fill prior to extraction of the secondary stopes. Ideally, development will proceed to the lowest elevation of the orebody, and mining advanced towards surface in a chevron type sequence. As the levels are completed, access can be limited or prevented, requiring no further maintenance. In practicality, mining may have to start on a number of horizons, in which case a sill pillar—or pillars—may have to be established, up to which lower horizons can be mined.
18.4.2	Bajo Negro
An engineering geological model was developed for the proposed mine access decline tunnel. The tunnel will be driven through massive tuff/ignimbrite of the Jurassic to Cretaceous Chon Aike Formation. Tunnel construction by drill and blast methods is considered feasible based on the engineering geological model assessments. Stress modelling was also carried out to provide separation distances between the decline and the proposed mine stopes. This separation was incorporated into the proposed decline alignment.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
An average dip/dip direction of 70/054 was adopted for the definition of the stope geometry. Full width open stoping was assumed
Although it is expected that systematic support will not be required, some local support will likely be required (for example rock bolts and steel mesh) to protect individuals working in the overcuts and undercuts. At the same time, the recommended dimensions fall inside the “unsupported-support required transition zone” on the stability graph; therefore, mining and backfilling should be done quickly to maintain stability.
As waste rock or granular backfill will provide the backfill support, a primary/secondary sequence will be required to allow placement and set-up of the primary stope fill prior to extraction of the secondary stopes. Ideally, development will proceed to the lowest elevation of the orebody, and mining advanced towards surface in a chevron type sequence. As the levels are completed, access can be limited or prevented, requiring no further maintenance. In practice, mining may have to be started on a number of horizons, in which case a sill pillar—or pillars—may have to be established, up to which lower horizons can be mined.
18.4.3	Vein Zone
For the purposes of pit stability, modelling the rock mass in which the Vein Zone pit will be developed has been subdivided into four geotechnically distinct domains. Based on groundwater level measurements in exploration and geotechnical drill holes, a uniform groundwater level of 750 m has been assumed. Benches or catch benches 8 m wide are recommended to allow access for debris removal, to contain small scale bench failures, and also to contain rockfall. The recommended single bench height is 10 m.
The recommended bench face angles will still result in some potential for kinematic sliding failure on the southeast and northwest wall, and localized toppling failure on the southeast and northeast walls, and some optimization of slope profiles may be required in these areas as more geotechnical information becomes available.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.5	Hydrogeology
A hydrological survey consisting of monitoring diamond drill holes and production holes was conducted in the Eureka area. In addition, a hydrological survey consisting of monitoring diamond drill holes and production holes was conducted in the El Retiro area.
The approved 2010 IIA estimated that underground water produced from the proposed Eureka mine ranges will average approximately 50 L/s and that at the completion of five years of mining, the maximum depth of the cone of depression will be 30 m. The 2010 IIA indicated that hydrogeological modeling of the Bajo Negro area would be conducted at a later date and included in the Biannual Update to the 2010 IIA. Vein Zone and any new deposits that are approved by Goldcorp will be incorporated into this updated hydrogeological model. The 2010 IIA indicates that any reduction in the groundwater elevation from Eureka or Vein Zone dewatering will not reach the Rio Pinturas nor will it affect any other groundwater users in the Project vicinity.
Water from the Eureka underground mine will be managed in a way to allow for on site consumptive use of this water, the approval of the 2010 IIA requires the Project does not discharge to any of the nearby rivers.
Groundwater quality in both sectors is of good quality, with total dissolved solids (TDS) values ranging from 268 to 425 mg/L in El Retiro and 545 to 1,040 mg/L in Eureka.
The make-up water demand, based on the water balance prepared for the plant and tailings storage facility, has been estimated at 1,010 m3/day. The El Retiro camp and service water consumption has been estimated at 40 m3/day. Water for both purposes will be supplied from wells.
18.6	Waste
Waste storage for Eureka was designed at the northwest side of the portal where enough space to stockpile all the waste material extracted during the development period is available. This site is also adequate for the requirements for the Eureka surface facilities and utilities. During backfilling, this waste stockpile will be totally consumed.
Waste storage for Bajo Negro is located at the west side of the portal where sufficient space is available to stockpile all the waste material extracted during development. Approximately 1 Mt of waste is estimated from development. During backfilling, this waste will be totally consumed.
A total of 29 Mt of waste is produced during Vein Zone’s life of mine. This waste will be stored in a single waste dump, located to the west of the pit. The maximum height of the dump will be 90 m.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.7	Capital Cost Estimate
Capital cost estimates were finalized for the 2010 feasibility study in June 2010 to an accuracy range of ±15%. Costs are summarized in Table 18-5.
Table 18-5: Capital Cost Estimate

Item	Estimate (US$ x 000)
Direct costs	199,000
Contingency	45,400
Indirect costs	30,500

Total	274,900

Ongoing capital requirement for the Cerro Negro production period totals $132.8 M over the mine life (Table 18-6). This cost covers the development of the Bajo Negro and Vein Zone mines to production and additional process plant and infrastructure capital to treat the Bajo Negro and Vein Zone material. Construction of Phase 2 of the tailings management facility is scheduled in 2016.
The combined initial and ongoing capital for this corresponds to $207/oz Au produced and $23/oz Ag produced.
18.8	Operating Cost Estimate
The mine operating costs for Eureka were estimated from base parameters using the type of activity carried out for development and ore extraction. For each of these activities, a unit cost in terms of US$/m or US$/m3 was estimated and then applied to the corresponding quantities obtained from the development and production plan.
Power consumption costs included in the operating costs were estimated at an average power cost of 0.08 US$/kWh.
The Bajo Negro operational costs were estimated using the same criteria and parameters presented for Eureka and the corresponding development and production schedules.
Mine operating costs for the Vein Zone were developed from the recommended equipment and personnel requirements. The mine operating costs include all the parts, supplies, and labour costs associated with mine supervision, operation, and maintenance. Total mine operating cost during commercial production is US$77.1 million. This amounts to US$2.46 per total tonne of material.
Total operating costs for the Project, from the 2010 feasibility study, are summarized in Table 18-6.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 18-6: Sustaining Cost Estimate (US$ x 000)

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Mine	22,326	9,714	9,014	19,792	12,651	5,938	1,889	1,602	1,075		84,001

Process plant and Infrastructure	2,955	1,459	1,259	13,731	4,196	293	293	293	293		24,772

Working Capital	10,000	10,000								20,000	0

Closure										25,000	25,000

Total	34,281	21,173	10,273	33,523	16,847	6,231	2,182	1,895	1,368	5,000	133,773
Table 18-7: Summary Operating Costs

	Year ($000s per annum)
Item	1	2	3	4	5	6	7	8	9	10
Mining	20,906	29,510	25,899	26,289	33,134	33,445	33,960	30,503	23,950	4,424
Process	15,679	21,300	21,464	21,430	22,527	23,153	23,288	23,227	23,252	8,286
General & Administration	6,143	9,631	9,356	10,107	9,096	8,651	9,473	9,473	9,400	2,861
Total Operating Cost ($000/a)	42,728	57,441	56,718	57,826	64,756	65,249	66,721	63,203	56,602	15,571
Operating Cost ($/t)	91.75	85.07	84.00	85.64	85.90	72.94	74.57	70.64	63.22	49.78
Operating Cost ($/oz Au)	252	203	209	201	243	393	402	433	389	240
18.9	Markets
Under the assumptions in the 2010 feasibility study, Cerro Negro will produce and sell a gold and silver doré to generate revenue for the project. Over the life of the mine, the process plant will produce doré containing 1.96 Moz of gold and 17.69 Moz of silver. The doré will be sold to a refinery for separation into gold and silver bullion.
The doré produced by Cerro Negro can be considered high grade with no impurities that would affect its acceptance by refineries.
Depending on which mineralized body provided the ore processed, the composition of the doré may vary depending on the following specifications:
•	Eureka: 8% Au, 88% Ag, 2% impurities;
•	Bajo Negro: 40% Au, 58% Ag, 2% impurities;
•	Vein Zone: 40% Au, 58% Ag, 2% impurities.
Andean investigated the availability of refineries in Europe and North America that represent the shortest distance from the Project. Nine refineries were considered appropriate for Project doré refining.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Goldcorp is of the opinion that sales contracts that may be entered into with refiners are expected to be typical of and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world.
Typically, Goldcorp’s bullion is sold on the spot market, by marketing experts retained in-house by Goldcorp.
18.10	Taxation
The Argentinean income tax rate for a corporation is set at 35%. There is also an export tax on gold doré which is 5%. The general rate for the value added tax (VAT) is 21%.
18.1	Economic Analysis to Support Mineral Reserves
The results of the economic analysis represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.
Forward-looking statements in this section include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of Mineral Reserves and Mineral Resources, the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.
Additional risk can come from actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in Project parameters as plans continue to be refined, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and potentially delays in obtaining additional governmental approvals.
Andean conducted a financial evaluation of the Project using an “income approach” for the purposes of the 2010 feasibility study. This approach allowed Andean to determine the Project’s anticipated annual cash flow projections that considered the entire life of the mine, such as the construction, start-up, life-of-mine operation, and closure phases.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
The Cerro Negro Project was evaluated on a project stand-alone, 100% equity-financed basis to support Mineral Reserve declaration as requested by Andean. Andean’s financial results (NPV and IRR) do not take past expenditures (approximately $50 M) into account; these are considered to be sunk costs. The analysis is done on a forward-looking basis, with the exception of exploration costs, which are taken into account for tax calculations.
Cerro Negro was evaluated using a discounted cash flow analysis. Cash inflows consisted of annual revenue projections for the remaining mine life. Cash outflows, such as sustaining capital, operating costs and taxes, were subtracted from the inflows to arrive at the annual cash flow projections. Annual net cash flow (NCF) projections are then discounted for time and risk and summed to arrive at a NPV.
Long-term metal prices for the Mineral Reserves were selected as US$850 for gold, and US$14 for silver.
Net present value (NPV) results from the 2010 feasibility study for various discount rates and the Project internal rate of return (IRR) are presented in Table 18-8. A summarized cash flow table is presented in Table 18-9. The payback period, based on the cash flow schedule at 5% NPV is 3.99 years. If the sunk capital cost of $50 M is included in the evaluation, the payback period becomes 4.32 years.
To independently confirm that declaration of Mineral Reserves could be supported, Goldcorp prepared an economic analysis to substantiate that the economics based on the Mineral Reserves over a nine-year mine life could repay life-of-mine operating and capital costs. The Project was evaluated on an after-tax, project stand-alone, 100% equity-financed basis. Results of this assessment indicated positive Project economics until the end of mine life, and supported Mineral Reserve declaration.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
Table 18-8: Cerro Negro NPV and IRR (US$850/oz Au and US$14/oz Ag; base case highlighted)

After Tax	Cashflow (US$ 000)
Cumulative cash flow	564,549
NPV 5%	402,158
NPV 10%	287,350
NPV 15%	204,142
IRR	43%

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Cerro Negro Gold Project
Santa Cruz Province, Argentina
NI 43-101 Technical Report
Table 18-9: Cashflow Analysis

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	TOTAL
Gold Sales	—	—	144,043	239,548	229,945	243,523	226,111	141,090	141,059	123,857	123,681	54,971	—	1,667,827
Silver Sales	—	—	36,477	44,925	50,358	47,757	46,645	5,055	5,564	4,633	4,094	2,136	—	247,644
Cash generated from Sales	—	—	180,520	284,473	280,303	291,280	272,755	146,145	146,623	128,490	127,775	57,106	—	1,915,471

Total Inflow	—	—	180,520	284,473	280,303	291,280	272,755	146,145	146,623	128,490	127,775	57,106	—	1,915,471

Operating cost	—	—	44,457	59,624	59,132	60,137	67,004	65,594	67,088	63,515	56,889	15,713	—	559,154
Royalties & Water Canon	—	—	1,829	2,724	2,683	2,781	2,605	1,416	1,411	1,239	1,233	777	—	18,697
Export Tax	—	—	8,596	13,546	13,348	13,870	12,988	6,959	6,982	6,119	6,085	2,719	—	91,213
Income Tax	—	—	—	—	40,118	57,911	71,326	24,894	15,155	19,441	16,120	15,258	2,841	263,065
Bank expenses			644	404	412	653	679	423	368	354	319	157		4,412
Dividends paid
Sub total Outflow	—	—	55,527	76,298	115,693	135,353	154,601	99,286	91,004	90,668	80,646	34,624	2,841	936,542

Initial Capital Costs	22,564	185,737	66,598											274,900
Capex to maintain operations (SIB+ORD)			25,281	11,173	10,273	33,523	16,847	6,231	2,182	1,895	1,368	—		108,773
Working Capital	—	—	10,000	10,000	—	—	—	—	—	—	—	-20,000	—	—
Donations	—	—	—	652	1,074	1,046	1,039	874	232	225	161	405	—	5,708
Rehabilitation												25,000		25,000
Sub total Outflow	22,564	185,737	101,880	21,825	11,347	34,569	17,886	7,105	2,414	2,120	1,529	5,405	—	414,380

Net cash inflow (outflow)	-22,564	-185,737	23,114	186,350	153,264	121,358	100,268	39,754	53,205	35,703	45,600	17,078	-2,841	564,549

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.2	Sensitivity Analysis

A sensitivity analysis was performed as part of the 2010 feasibility study on the base case NPV using a 5% discount rate. Positive and negative variations, up to 10% in either direction, were applied independently to each of the following parameters:

•	Cash cost;

•	Gold and silver produced;

•	Initial capital expenditure;

•	Gold and silver price.

The results of this analysis demonstrate that the Project’s financial outcome is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the cost of production. Initial capital cost had the smallest impact on the sensitivity of the NPV. Results are shown in Figure 18-4.

Figure 18-4: Sensitivity Analysis
Note: “Price” (purple) line overlies “Gold & Silver Produced” (red).
Note: “Price” (purple) line overlies “Gold & Silver Produced” (red).

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
18.3	Risks and Opportunities
In the opinion of the Goldcorp QPs, there are a number of opportunities to improve the Project economics, which include the following:
•
Additional definition drilling is warranted to upgrade the confidence classification of the Inferred Mineral Resources with the aim of supporting conversion to higher confidence categories, and eventually to Mineral Reserves

•	The Project Mineral Reserves and the current mine plan were estimated and optimized using a US$850 gold price; current spot prices are significantly higher;
•	Estimation of Mineral Reserves for the San Marcos, Mariana Norte and Mariana Central deposits
•	Development of an integrated mine plan for all deposits;
•	Assessment of whether potential underground infrastructure could be shared between Mariana Norte and Mariana Central;
•	Evaluation of ore hoisting at Eureka, in order to reduce operating costs
•	Detailed engineering to review opportunities to reduce the capital costs
Risks that will require consideration include:
•	Long term exchange rate assumptions;
•	Appropriate management of the construction costs and construction process;
•	Operating risks associated with recruiting and training the required underground workforce.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
19.0	OTHER RELEVANT DATA AND INFORMATION

Goldcorp acquired control of Andean in December 2010. Since that time, the company has commenced an updated Feasibility Study (UFS) with its consultants M3 Engineering while continuing the development of the ramp access on the Eureka Vein. The ramp is now 923 m-long and is progressing at an average of 4 m/day.

The UFS was commissioned to incorporate the Mariana Norte, Mariana Central and San Marcos deposits into an integrated mine plan that will have an increased production rate over that envisaged in the 2010 Andean feasibility study. This work is underway, and includes:

•	Estimation of Mineral Reserves for the Mariana Norte, Mariana Central and San Marcos deposits;
•	Throughput studies;
•	Mine engineering, mine planning and ventilation studies for the Mariana Norte, Mariana Central and San Marcos deposits;
•	Optimization of the existing mineral reserves and mine plans for the Bajo Negro, Eureka and Vein Zone deposits;
•	Supporting geotechnical, hydrological studies;
•	Additional environmental studies to support application for an amended EIA;
•	Assessment of future power requirements based on the selected throughput rate;
•
Evaluation of processing options including assessment of likely blending requirements given mineralized materials from six different deposits will need to be processed, optimization of plant throughput to optimize economic metrics in the early production years, additional metallurgical testwork on the mineralized material from Mariana Norte, Mariana Central and San Marcos;

•	Cost estimation and financial analysis.

Goldcorp expects that the UFS will be completed during the second quarter of 2011. Findings from the UFS will be subject to corporate review before any decision to proceed with the recommendations in the UFS is made.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
20.0	INTERPRETATION AND CONCLUSIONS
In the opinion of the QPs, the following interpretations and conclusions are appropriate to the Project:
•	Goldcorp holds 100% of the Project; mineral tenure is in the name of an indirect wholly-owned Goldcorp subsidiary;
•	Goldcorp is in the process of obtaining sufficient surface rights in the Project area to support the planned mining operations and to facilitate exploration activities;
•	Goldcorp will need to obtain the appropriate permits under local, State and Federal laws to allow mining operations;
•	Annual updates to the Environmental Impact Report have been lodged;
•	The appropriate environmental permit was granted for Project development operation by the Province of Santa Cruz;
•
At the effective date of this Report, environmental liabilities are limited to those that would be expected to be associated with a project that is in pre-development, including an exploration decline and associated infrastructure, roads, and exploration drill pads;

•	Goldcorp is not aware of any significant environmental, social or permitting issues that would prevent continued exploitation of the Project deposits;
•
The existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, the methods whereby goods are transported to the mine, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are well understood by Goldcorp, and can support the declaration of Mineral Resources and Mineral Reserves;

•	The geologic understanding of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support estimation of Mineral Resources and Mineral Reserves;
•	The mineralization style and setting is well understood and can support declaration of Mineral Resources and Mineral Reserves;
•
Work completed on the Project includes geochemical sampling, minor underground development, mineral resource estimation, RC and core drilling including geotechnical, hydrological, confirmation and condemnation drill holes, evaluation and interpretation of legacy data, baseline environmental studies, metallurgical testwork, and engineering and design studies. Completed exploration and development programs were appropriate to the mineralization style;

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
•	Sampling methods are good and are acceptable for Mineral Resource and Mineral Reserve estimation purposes, except as noted in previous Technical Reports;
•
The quality of the analytical data used in Mineral Resource estimation is reliable and sample preparation, analysis, and security are generally performed in accordance with exploration best practices and industry standards. Historic data, of which there is very little used in estimation, have been appropriately verified for support of estimation, except as noted in previous Technical Reports;

•
Metallurgical testwork has shown that the mineralization is amenable to being processed using conventional technologies, and acceptable recoveries were returned. Metallurgical testwork completed on the Project has been appropriate to establish process routes that are applicable to the mineralization types and was performed on samples that were representative of the mineralization;

•
Process design is for a conventional crush—grind circuit, followed by thickening and leaching, then CCD washing, and precious metal recovery using zinc precipitation. The plant feed rate will be treatment of an average 1,849 dmt/d (dry metric tonnes per day) of Eureka ore at a grind size of 80% passing 63 ìm; an increase in the average treatment rate to 2,410 t/d when processing Bajo Negro and Vein Zone ore at a grind size of 80% passing 110 ìm, inclusion of a gravity circuit and fourth pressure filter when treating Bajo Negro and Vein Zone ore types;

•	Recoveries for gold and silver will be variable, depending on the deposit;
•
Mineral Resources and Mineral Reserves, which were estimated using core and to a lesser extent RC drill data, have been performed in a manner sufficient to use for estimating Mineral Resources to and conform to the requirements of the 2010 CIM Definition Standards;

•
Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the Project support the declaration of Mineral Reserves using the set of assumptions outlined;

•	Mining will utilize a combination of conventional open pit (Vein Zone) and transverse stoping methods with backfill (Eureka and Bajo Negro);
•	Production forecasts are achievable with the proposed equipment and plant;

•	The predicted mine life of 10 years is achievable based on the projected annual production rate and the Mineral Reserves estimated;

•	There is some upside for the Project if the Inferred Mineral Resources that are identified within the LOM production plan can be upgraded to higher confidence Mineral Resource categories;

•
Sales contracts for refining of doré are expected to be typical of and consistent with standard industry practice and are similar to contracts for the supply of doré elsewhere in the world. Gold and silver sales are expected to be at the precious metal spot prices fixed by the LME;

•
The initial capital cost, excluding financing charges, is estimated at US$274.9 M, based on the 2101 feasibility study. This includes US$30.5 M for contingency, representing 12.5% of total expenditures before contingency. This estimate was in Q2 2010 dollars. Ongoing capital was estimated at US$132.8 M over the life of mine;

•	Based on the 2010 feasibility study, operating costs in the first year of operation are US$252/t and decrease by Year 10 to US$240/oz;
•
The base case economic analysis used for the 2010 feasibility study shows that at an NPV of 5%, the after tax cashflow is US$402 M. At the same NPV, the payback period estimated in the 2010 feasibility study is 3.9 years;

•
Sensitivity analysis shows that the Project is most sensitive to variation in gold price and silver price. The next most sensitive parameter is the cost of production. Initial capital cost had the smallest impact on the sensitivity of the NPV;

•
Significant exploration potential remains within the Project. All of the deposits are open at depth, and the investigation of the vein systems within the Project is likely to identify additional mineralization.

In the opinion of the Goldcorp QPs, the Project that is outlined in this Report has achieved its objectives in that a deposit that could support mine development has been identified. Goldcorp is proceeding with securing the appropriate permitting to support mine development. There is significant upside potential for the Project because the current mine plan incorporates only the Bajo Negro, Vein Zone and Eureka deposits. Goldcorp is currently completing a UFS to incorporate the Mariana Norte, Mariana Central and San Marcos deposits into an integrated mine plan that will have an increased production rate over that envisaged in the 2010 Andean feasibility study.

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Cerro Negro Gold Project Santa Cruz Province, Argentina NI 43-101 Technical Report
21.0	RECOMMENDATIONS
The recommended work programs include exploration and mine development. These comprise a single phase of work, and the elements of the phase can be conducted concurrently, with no program dependent on the results of another. All budget figures are in US$. The total cost of the work programs is in the range of $60—80 M to 2013.
21.1	Exploration
Intensive drilling campaigns are planned for the next several years at Cerro Negro. Three drills were active during the first quarter of 2011 and drilling will be intensified for the remainder of the 2011 calendar year with as many as 10 core drills likely to be operating. The 2011 drilling program budget is in the range of $15—18 M. Similar drilling programs and budget ranges are anticipated for 2012 and 2013. The total likely expenditure on exploration to 2013 is in the range of $50—65 M. Exploration activities will be dominated by core drilling, assays, and geological investigations.
21.2	Definition Drilling
Definition drilling is planned within the limits of each of the defined mineralization systems of Eureka, Bajo Negro, Vein Zone, Mariana Norte, Mariana Central, and San Marcos to sufficient density to permit the potential reclassification of mineralization as higher confidence Indicated Mineral Resources, and eventually, with the appropriate consideration of modifying factors, of Probable Mineral Reserves, where this is supported. The drill programs are likely to cost in the range of $10—15 M.
21.3	Mine Development
The mine design for the Eureka Vein requires additional investigation and optimizing, as currently only a portion of the known deposit has been subject to mine planning. This will be performed by Goldcorp staff, and is estimated to cost approximately $0.2—0.25 M.
A review of the current mine design is also required to assess where additional synergies may be possible to maximise the output and economics of the planned mining operations with plant feed being extracted from different zones located kilometers from each other. This will be performed by Goldcorp staff, and is estimated to cost approximately $0.1—1.25 M.

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Additional investigation is warranted to asses the estimation methods and techniques currently used for estimation of Mineral Resources and Mineral Reserves within the the mineralized systems of Eureka, Bajo Negro, Vein Zone, Mariana Norte, Mariana Central, and San Marcos. In particular, some of the highest grade portions of the Mariana vein systems warrant follow-up to ensure that the high-grade drill intercepts recorded are appropriately represented in the estimates. Depending on whether this work is completed by Goldcorp staff or third-party consultants, the program could range between $0.25—0.5 M.
Additional metallurgical test work is recommended on the mineralized vein systems especially at Mariana Norte, Mariana Central, and San Marcos. Additional metallurgical testwork is also recommended to fine-tune the 2010 feasibility process design. This program is envisaged to cost between $0.5—1 M depending on testwork results.

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22.0	REFERENCES

22.1	Bibliography
Baker, E. M., 2001: Review and reorganization of Cerro Negro data package; comments on previous exploration and recommendations for ongoing exploration: independent consultant report for Oroplata (?), September 2001, 14 p.
Brimage, D., Ristorcelli, S., Guzman, C., and Eldridge, T., 2010: Technical Report on the Cerro Negro Feasibility Study, Santa Cruz Province, Argentina: unpublished technical report prepared by Ausenco Solutions Canada Inc. for Andean Resources Ltd., effective date 20 July, 2010
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August, 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf
Canadian Securities Administrators (CSA), 2005: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.
Caranza, H, 1997a: Proyecto Eureka Mariana, Joint Venture Pegasus-Newcrest. Informe Cuarto Trimestre 1996.

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Caranza, H, 1997b: Proyecto Eureka Mariana, Joint Venture Pegasus-Newcrest. Informe Primer Trimesre 1997.
Caranza, H, 1997c: Proyecto Eureka Mariana, Joint Venture Pegasus-Newcrest. Informe Segundo Trimestre, 1997.
Clavarino, J., 2003: Cerro Negro project — Argentina, satellite image interpretation and November 2002 field and RC drill program: Report prepared for Oroplata Limited, March 2003, 18 p. plus appendices.
Clifford, J. A., 2009: September 2009 review and 2009-2010 exploration recommendations: Draft of report prepared for Andean Resources Limited, September 2009
Cooper, D., Lattanzi, C., Laudrum, D., Messenger, P., Prenn, N., Pressaco, R., and Rougier, M., 2008: Technical Report on the Pre-Feasibility Study, Cerro Negro Property Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 1 December 2008
Cornejo, P., 2008: (a) Litologia y paragenesis, muestras de vetas, (b) Litología, muestras de rocas, (c) Muestras de afloramientos: Unpublished petrological and mineragraphic reports on Eureka samples to Andean Resources Ltd.
Cornejo, P., 2009: Estudio petrográfico y calcográfico, Oroplata SA, realizado por Paula Cornejo P., Santiago, Diciembre de 2009.
Edwards, J., 2007: Cerro Negro project: Comments on Vein Zone geologic map and deposit model: Report prepared for Andean Resources January 2007, 8 p.
Einaudi, M.T., Hedenquist, J., and Inan, E., 2003: Sulfidation State Of Fluids In Active And Extinct Hydrothermal Systems: Transitions From Porphyry To Epithermal Environments: in Simmons, S.F. and Graham, I.J., eds., Volcanic, Geothermal, And Ore-Forming Fluids: Rulers And Witnesses Of Processes Within The Earth (Giggenbach Volume): Society of Economic Geologists Special Publication 10, pp. 285—313.
Golder Associates S.A., 2010: Tailings Storage Facility Design Report 099 21C 4005—IT-032.
Guido, D., 2008: Reporte: Depósitos de hot springs en Cerro Negro: Report prepared for Andean Resources Ltd, December 2008

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Hedenquist, J.W., 2005: Epithermal Gold Deposits: Styles, Characteristics, and Exploration, XVI Congreso Geologico Argentino, 18—19 September, Mendoza, Argentina.
Hedenquist, J.W., Arribas, A., and Reynolds, T.J., 1998: Evolution of an Intrusion-centered Hydrothermal System: Far Southeast Lepanto porphyry and epithermal Cu-Au deposits, Philippines: Economic Geology, v. 93, pp. 374—404.
Hedenquist, J.W., Arribas, A.Jr., and Gonzalez-Urien, E., 2000, Exploration for epithermal gold deposits: Reviews in Economic Geology, v. 13, pp. 245—277.
Laudrum, D., 2007: Technical Report on the Cerro Negro Property, Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 23 October 2007
Nano, S. C., 1996a: Eureka project, Santa Cruz province, Argentina; preliminary stratigraphy and structural/alteration controls on mineralization: Internal Newcrest Minera Argentina S.A. report, August 1996, 8 p.
Nano, S., 1996b: Cerro Negro project, Santa Cruz province, southern Argentina, project summary and drill proposal: Report prepared by Minera Mount Isa Argentina S.A. for MIM Holdings Limited, December 1996, 19 p.
Pressacco, R., 2007: Technical Report on the Cerro Negro Property, Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 31 March 2007.
Pressacco, R., 2008: Technical Report on the Updated Mineral Resource Estimate for the Eureka West Deposit, Cerro Negro Property Santa Cruz Province, Argentina: unpublished technical report prepared by Micon International for Andean Resources Ltd., effective date 30 May, 2008
Ristorcelli, S., Ronning, P., Shatwell, D., Brimage, D., 2009: Technical Report on the Eureka Resource Estimate Update Cerro Negro Gold-Silver Project, Santa Cruz Province, Argentina: unpublished technical report prepared by Mine Development Associates for Andean Resources Ltd., effective date 22 June 2009
Ristorcelli, S., Ronning, P., Shatwell, D., Brimage, D., 2010: Technical Report on the Bajo Negro Vein, Cerro Negro Gold-Silver Project, Santa Cruz Province, Argentina: unpublished technical report prepared by Mine Development Associates for Andean Resources Ltd., effective date 16 April 2010

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Ristorcelli, S., Ronning, P., Shatwell, D., Brimage, D., 2011: Technical Report, San Marcos, Mariana Norte, and Mariana Central Vein Systems, Cerro Negro Gold-Silver Project, Santa Cruz Province, Argentina: unpublished technical report prepared by Mine Development Associates for Andean Resources Ltd., effective date 1 February 2011
Shatwell, D., 2006a: Cerro Negro tenements, Santa Cruz province, Argentina, review of previous exploration (excluding Vein Zone) and recommended program: Report prepared for Andean Resources Ltd., August 2006, 105 p.
Shatwell, D., 2006b: Geological Report, Vein Zone Deposit, Santa Cruz Province, Argentina: Report prepared for Andean Resources Ltd., August 2006, 152 p.
Shatwell, D., 2007a: Phase 3 exploration by Andean Resources Ltd., Vein Zone, Cerro Negro tenements, Santa Cruz province, Argentina: Report prepared for Andean Resources, Ltd., July 2007, 82 p.
Shatwell, D., 2007b: Phase 3 exploration report, Eureka prospect, Cerro Negro tenements, Santa Cruz province, Argentina: Report prepared for Andean Resources Ltd., August 2007, 94 p.
Shatwell, D., 2008: Phase 4 exploration, Eureka-Mariana area, Cerro Negro, Santa Cruz: Report prepared for Andean Resources Ltd., July 2008, 60 p.
Shatwell, D., 2009a: Phase 5 exploration report, Bajo Negro-Silica Cap-Vein Zone, Cerro Negro project, Argentina: Report prepared for Andean Resources Ltd, July 2009, 30 p.
Shatwell, D, 2009b: Phase 5 exploration report, Eureka-Mariana: Report prepared for Andean Resources Ltd, July 2009, 57 p.
Sillitoe, R.H., 1995: Exploration of porphyry copper lithocaps, in Pacific Rim Congress 95, 19—22 November 1995, Auckland, New Zealand, proceedings: Carlton South, The Australasian Institute of Mining and Metallurgy, p. 527—532.
Sillitoe, R.H., and Hendenquist, J.W., 2003: Linkages between Volcanotectonic Settings, Ore-fluid Compositions, and Epithermal Precious-metal Deposits: Society of Economic Geologists Special Publication 10, 2003, pp. 315—343.

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Ulriksen,	C., 2004: Cerro Negro Drilling Campaign, Comments: unpublished report prepared by Rojas y Asociados, Consultores Mineros for Oroplata Ltd., August 2004, 5 p.
22.1.1	Glossary

Term	Definition
acid rock drainage/ acid mine drainage	Characterized by low pH, high sulfate, and high iron and other metal species.
adit	A passageway or opening driven horizontally into the side of a hill generally for the purpose of exploring or otherwise opening a mineral deposit. An adit is open to the atmosphere at one end, a tunnel at both ends.
adjacent property	A property in which the issuer does not have an interest; has a boundary reasonably proximate to the property being reported on; and has geological characteristics similar to those of the property being reported on
advanced property	A property for which the potential economic viability of its mineral resources is supported by a preliminary economic assessment, or the economic viability of its mineral reserves is supported by a prefeasibility study or a feasibility study.
alluvium	Unconsolidated terrestrial sediment composed of sorted or unsorted sand, gravel, and clay that has been deposited by water.
ANFO	A free-running explosive used in mine blasting made of 94% prilled aluminum nitrate and 6% No. 3 fuel oil.
aquifer	A geologic formation capable of transmitting significant quantities of groundwater under normal hydraulic gradients.
autogenous grinding	The process of grinding in a rotating mill which uses as a grinding medium large pieces or pebbles of the ore being ground, instead of conventional steel balls or rods.
azimuth	The direction of one object from another, usually expressed as an angle in degrees relative to true north. Azimuths are usually measured in the clockwise direction, thus an azimuth of 90 degrees indicates that the second object is due east of the first.
background concentration	Naturally-occurring concentrations of compounds of environmental concern
ball mill	A piece of milling equipment used to grind ore into small particles. It is a cylindrical shaped steel container filled with steel balls into which crushed ore is fed. The ball mill is rotated causing the balls themselves to cascade, which in turn grinds the ore.
beneficiation	Physical treatment of crude ore to improve its quality for some specific purpose. Also called mineral processing.
bullion	Unrefined gold and/or silver mixtures that have been melted and cast into a bar or ingot.
carbon-in-column (CIC)	A method of recovering gold and silver from pregnant solution from the heap leaching process by adsorption of the precious metals onto fine carbon suspended by up-flow of solution through a tank.
carbon-in-leach (CIL)	A method of recovering gold and silver from fine ground ore by simultaneous dissolution and adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. The carbon flows counter currently to the head of the leaching circuit.
carbon-in-pulp (CIP)	A method of recovering gold and silver from fine ground ore by adsorption of the precious metals onto fine carbon in an agitated tank of ore solids/solution slurry. This recovery step in the process follows the leaching process which is done in similarly agitated tanks, but without contained carbon.
comminution/crushing/grinding	Crushing and/or grinding of ore by impact and abrasion. Usually, the word “crushing” is used for dry methods and “grinding” for wet methods. Also, “crushing” usually denotes reducing the size of coarse rock while “grinding” usually refers to the reduction of the fine sizes.
concentrate	The concentrate is the valuable product from mineral processing, as opposed to the tailing, which contains the waste minerals. The concentrate represents a smaller volume than the original ore
critical path	Sequence of activities through a project network from start to finish, the sum of whose durations determines the overall project duration. Note: there may be more than one such path. (The path through a series of activities, taking into account interdependencies, in which the late completion of activities will have an impact on the project end date or delay a key milestone.)

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Santa Cruz Province, Argentina
NI 43-101 Technical Report

Term	Definition
crosscut	A horizontal opening driven across the course of a vein or structure, or in general across the strike of the rock formation; a connection from a shaft to an ore structure.
crown pillar.	An ore pillar at the top of an open stope left for wall support and protection from wall sloughing above
cut and fill stoping	If it is undesirable to leave broken ore in the stope during mining operations (as in shrinkage stoping), the lower portion of the stope can be filled with waste rock and/or mill tailings. In this case, ore is removed as soon as it has been broken from overhead, and the stope filled with waste to within a few feet of the mining surface. This method eliminates or reduces the waste disposal problem associated with mining as well as preventing collapse of the ground at the surface.
cut-off grade	A grade level below which the material is not “ore” and considered to be uneconomical to mine and process. The minimum grade of ore used to establish reserves.
cyanidation	A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide.
data verification	The process of confirming that data has been generated with proper procedures, has been accurately transcribed from the original source and is suitable to be used for mineral resource and mineral reserve estimation
decline	A sloping underground opening for machine access from level to level or from the surface. Also called a ramp.
density	The mass per unit volume of a substance, commonly expressed in grams/ cubic centimeter.
depletion	The decrease in quantity of ore in a deposit or property resulting from extraction or production.
development	Often refers to the construction of a new mine or; Is the underground work carried out for the purpose of reaching and opening up a mineral deposit. It includes shaft sinking, cross-cutting, drifting and raising.
development property	a property that is being prepared for mineral production or a material expansion of current production, and for which economic viability has been demonstrated by a pre-feasibility or feasibility study.
dilution	Waste of low-grade rock which is unavoidably removed along with the ore in the mining process.
disclosure	Any oral statement or written disclosure made by or on behalf of an issuer and intended to be, or reasonably likely to be, made available to the public in a jurisdiction of Canada, whether or not filed under securities legislation, but does not include written disclosure that is made available to the public only by reason of having been filed with a government or agency of government pursuant to a requirement of law other than securities legislation.
discounted cash flow (DCF)	Concept of relating future cash inflows and outflows over the life of a project or operation to a common base value thereby allowing more validity to comparison of projects with different durations and rates of cash flow.
drift	A horizontal mining passage underground. A drift usually follows the ore vein, as distinguished from a crosscut, which intersects it.
easement	Areas of land owned by the property owner, but in which other parties, such as utility companies, may have limited rights granted for a specific purpose.
effective date	With reference to a technical report, the date of the most recent scientific or technical information included in the technical report.
encumbrance	an interest or partial right in real property which diminished the value of ownership, but does not prevent the transfer of ownership. Mortgages, taxes and judgements are encumbrances known as liens. Restrictions, easements, and reservations are also encumbrances, although not liens.
feasibility study	a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental, and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

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Santa Cruz Province, Argentina
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Term	Definition
flotation	Separation of minerals based on the interfacial chemistry of the mineral particles in solution. Reagents are added to the ore slurry to render the surface of selected minerals hydrophobic. Air bubbles are introduced to which the hydrophobic minerals attach. The selected minerals are levitated to the top of the flotation machine by their attachment to the bubbles and into a froth product, called the “flotation concentrate.” If this froth carries more than one mineral as a designated main constituent, it is called a “bulk float”. If it is selective to one constituent of the ore, where more than one will be floated, it is a “differential” float.
flowsheet	The sequence of operations, step by step, by which ore is treated in a milling, concentration, or smelting process.
footwall	The wall or rock on the underside of a vein or ore structure.
free milling	Ores of gold or silver from which the precious metals can be recovered by concentrating methods without resort to roasting or chemical treatment.
gangue	The fraction of ore rejected as tailing in a separating process. It is usually the valueless portion, but may have some secondary commercial use
geosyncline	A major downwarp in the Earth’s crust, usually more than 1000 kilometers in length, in which sediments accumulate to thicknesses of many kilometers. The sediments may eventually be deformed and metamorphosed during a mountain-building episode.
hanging wall	The wall or rock on the upper or top side of a vein or ore deposit.
heap leaching	A process whereby valuable metals, usually gold and silver, are leached from a heap or pad of crushed ore by leaching solutions percolating down through the heap and collected from a sloping, impermeable liner below the pad.
Indicated Mineral Resource	An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
internal rate of return (IRR)	The rate of return at which the Net Present Value of a project is zero; the rate at which the present value of cash inflows is equal to the present value of the cash outflows.
IP	Geophysical method, induced polarization; used to directly detect scattered primary sulphide mineralization. Most metal sulphides produce IP effects, e.g. chalcopyrite, bornite, chalcocite, pyrite, pyrrhotite
liberation	Freeing, by comminution, of particles of specific mineral from their interlock with other constituents of the ore.
life of mine (LOM)	Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan based on the current evaluation of ore reserves.
lithogeochemistry	The chemistry of rocks within the lithosphere, such as rock, lake, stream, and soil sediments
Measured Mineral Resource	A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
merger	A voluntary combination of two or more companies whereby both stocks are merged into one.
mill	Includes any ore mill, sampling works, concentration, and any crushing, grinding, or screening plant used at, and in connection with, an excavation or mine.

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Term	Definition
Mineral Reserve	A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
Mineral Resource	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
mining claim	A description by boundaries of real property in which metal ore and/or minerals may be located.
net present value (NPV)	The present value of the difference between the future cash flows associated with a project and the investment required for acquiring the project. Aggregate of future net cash flows discounted back to a common base date, usually the present. NPV is an indicator of how much value an investment or project adds to a company.
net smelter return royalty (NSR)	A defined percentage of the gross revenue from a resource extraction operation, less a proportionate share of transportation, insurance, and processing costs.
open pit	A mine that is entirely on the surface. Also referred to as open-cut or open-cast mine.
open stope	In competent rock, it is possible to remove all of a moderate sized ore body, resulting in an opening of considerable size. Such large, irregularly-shaped openings are called stopes. The mining of large inclined ore bodies often requires leaving horizontal pillars across the stope at intervals in order to prevent collapse of the walls.
ounce (oz) (troy)	Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
overburden	Material of any nature, consolidated or unconsolidated, that overlies a deposit of ore that is to be mined.
pebble mill	A grinding mill similar in construction and action as a ball mill, but in which the charge is made up of hard pebbles in place of the more conventional steel balls
petrography	Branch of geology that deals with the description and classification of rocks.
plant	A group of buildings, and especially to their contained equipment, in which a process or function is carried out; on a mine it will include warehouses, hoisting equipment, compressors, repair shops, offices, mill or concentrator.
portal.	The surface entrance to a tunnel or adit
preliminary economic assessment	a study, other than a pre-feasibility or feasibility study, that includes an economic analysis of the potential viability of mineral resources
preliminary feasibility study, pre-feasibility study	A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve
Probable Mineral Reserve	A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
Proven Mineral Reserve	A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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Santa Cruz Province, Argentina
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Term	Definition
raise	A vertical or inclined underground working that has been excavated from the bottom upward
reclamation	The restoration of a site after mining or exploration activity is completed.
refining	A high temperature process in which impure metal is reacted with flux to reduce the impurities. The metal is collected in a molten layer and the impurities in a slag layer. Refining results in the production of a marketable material.
resistivity	Observation of electric fields caused by current introduced into the ground as a means of studying earth resistivity in geophysical exploration. Resistivity is the property of a material that resists the flow of electrical current
right-of-way	A parcel of land granted by deed or easement for construction and maintenance according to a designated use. This may include highways, streets, canals, ditches, or other uses
rod mill	A rotating cylindrical mill which employs steel rods as a grinding medium.
room and pillar	This method is suitable for level deposits that are fairly uniform in thickness. It consists of excavating drifts (horizontal passages) in a rectilinear pattern so that evenly spaced pillars are left to support the overlying material. A fairly large portion of the ore (40—50%) must be left in place. Sometimes the remaining ore is recovered by removing or shaving the pillars as the mine is vacated, allowing the overhead to collapse or making future collapse more likely
royalty	An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a specific amount per tonne or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
run-of-mine	A term used to describe ore of average grade for the deposit.
semi-autogenous grinding (SAG)	A method of grinding rock into fine powder whereby the grinding media consists of larger chunks of rocks and steel balls.
shaft	A vertical or inclined excavation for the purpose of opening and servicing a mine. It is usually equipped with a hoist at the top, which lowers and raises a conveyance for handling men and material
shrinkage stoping	In this method, mining is carried out from the bottom of an inclined or vertical ore body upwards, as in open stoping. However, most of the broken ore is allowed to remain in the stope in order both to support the stope walls and to provide a working platform for the overhead mining operations. Ore is withdrawn from chutes in the bottom of the stope in order to maintain the correct amount of open space for working. When mining is completed in a particular stope, the remaining ore is withdrawn, and the walls are allowed to collapse.
specific gravity	The weight of a substance compared with the weight of an equal volume of pure water at 4°C.
stope	An excavation in a mine, other than development workings, made for the purpose of extracting ore.
strike length	The horizontal distance along the long axis of a structural surface, rock unit, mineral deposit or geochemical anomaly.
strip ratio	The ratio of waste tons to ore tons mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
sublevel caving	In this method, relatively small blocks of ore within a vertical or steeply sloping vein are undercut within a stope and allowed to settle and break up. The broken ore is then scraped into raises and dropped into mine cars.
supergene	Mineral enrichment produced by the chemical remobilisation of metals in an oxidised or transitional environment.
tailings	Material rejected from a mill after the recoverable valuable minerals have been extracted.
tunnel	A horizontal underground passage that is open at both ends; the term is loosely applied in many cases to an adit, which is open at only one end
wacke	A sandstone that consists of a mixed variety of angular and unsorted (or poorly sorted) mineral and rock fragments within an abundant matrix of clay and fine silt.
XYZ coordinates	A grouping of three numbers which designate the position of a point in relation to a common reference frame. In common usage, the X and Y coordinate fix the horizontal position of the point, and Z refers to the elevation

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Santa Cruz Province, Argentina
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22.1.2	Abbreviations

Abbreviation	Term
®	registered name
AA	atomic absorption spectroscopy
ANC	acid-neutralizing capacity
ANP	acid-neutralizing potential
ARD	acid-rock drainage
AuAA	cyanide-soluble gold
AuEq	gold equivalent
AuFA	fire assay
AuPR	preg-rob gold
AuSF	screen fire assay
AusIMM	Australasian Institute of Mining and Metallurgy
BFA	bench face angle
BLEG	bulk leach extractable gold
BLM	US Bureau of Land Management
C.P.G.	Certified Professional Geologist
Capex	capital expenditure
CIL	carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CNwad	acid-dissociable cyanide
CRM	certified reference material
CST	cleaner scavenger tailings
CTOT	carbon total
Cu Eq	copper equivalent
CuCN	cyanide-soluble copper
E	east
EIS	Environmental Impact Statement
EOM	end of month
EOY	end of year
g/dmt	grams per dry metric tonne
GPS	global positioning system
GSM	Groupe Spécial Mobile
H	horizontal
HPGR	high pressure grinding rolls
ICP	inductively-couple plasma
ICP-MS	inductively-coupled plasma mass spectrometry
ICP-OES	inductively-coupled plasma optical emission spectrometry
ID	inverse distance interpolation; number after indicates the power, eg ID6 indicates inverse distance to the 6th power.
JCR	joint condition rating
KV	kriging variance
L-G	Lerchs—Grossmann
LOA	length overall
LOM	life-of-mine
LSK	large-scale kinetic
MIK	multiple-indicator kriging
MWMS	mine water management system
MWMT	meteoric water mobility testing
N	north
NAG	net acid generation/net acid generating
NAPP	net acid-producing potential
NI 43-101	Canadian National Instrument 43-101 “Standards of Disclosure for Mineral Projects”
NN	nearest-neighbor/ nearest neighbour
NNP	net neutralizing potential
NSR	net smelter return
NW	northwest
OK	ordinary kriging
Opex	operating expenditure
P.Eng. or P.E.	Professional Engineer
P.Geol or P.Geo	Professional Geologist
PAG	potentially acid-generating
PLI	point load index
PoO	Plan of Operations
PSI	yield strength
QA/QC	quality assurance and quality control
QLT	quick leach test
QP	Qualified Person
RAB	rotary air blast
RC	reverse circulation
RMR	rock mass rating
ROM	run-of-mine
RPL	Environmental Monitoring Plan
RQD	rock quality designation
S	south
SAG	semi-autogenous grind
SE	southeast
SEIS	Supplemental Environmental Impact Statement
SG	specific gravity
SMU	selective mining unit
SRM	standard reference material
SS	sulphide sulphur
ST	scavenger tailings
STOT	sulphur total
SX-EW	solvent extraction—electrowin
TF	tonnage factor
Topo	topography
UC	uniform conditioning
UHF	ultra-high frequency
USGS	United States Geological Survey
V	vertical
VHF	very high frequency
W	west
XRD	X-ray diffraction
XRF	X-ray fluorescence

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22.1.3	Chemical Symbols

Symbol	Element/Chemical
Ag	silver
Al	aluminium
As	arsenic
Au	gold
B	boron
Ba	barium
Be	beryllium
Bi	bismuth
C	carbon
Ca	calcium
CaCO3	calcium carbonate
CaO	calcium oxide
CaSO4•2H2O	calcium sulphide dehydrate
Cd	cadmium
Ce	cerium
Cl	chlorine
CN	cyanide
CO	carbon monoxide
Co	cobalt
Cr	chromium
Cs	caesium
Cu	copper
Fe	iron
FeOx	iron oxides
Ga	gallium
Ge	germanium
H	hydrogen
Hf	hafnium
Hg	mercury
In	indium
K	potassium
La	lanthium
Li	lithium
Mg	magnesium
Mn	manganese
Mn(OH)2	manganese hydroxide
MnO2	manganese dioxide
Mo	molybdenum
N	nitrogen
Na	sodium
Nb	niobium
NH3	ammonia
Ni	nickel
NOx	nitrogen oxide compounds
O2	oxygen
P	phosphorus
Pb	lead
Pd	palladium
Pt	platinum
Rb	rubidium
Re	rhenium
S	sulphur
Sb	antimony
Sc	scandium
Se	selenium
Sn	tin
SO2	sulphur dioxide
Sr	strontium
Ta	tantalum
Te	tellurium
Th	thorium
Ti	titanium
Tl	thallium
U	uranium
V	vanadium
W	tungsten
Y	yttrium
Zn	zinc
Zr	zirconium

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23.0	DATE AND SIGNATURE PAGE
The effective date of this Technical Report, entitled “Goldcorp Inc., Cerro Negro Gold Project, Santa Cruz Province, Argentina NI 43-101 Technical Report” is 31 December, 2010.

“signed and sealed”

Maryse Belanger	dated 26 March 2011

“signed and sealed”

Sophie Bergeron, eng.	dated 26 March 2011

“signed”

David Brimage, M.AusIMM.	dated 26 March 2011

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